Abbott

2023 ANNUAL REPORT



Throughout our long history, we have continually reinvented Abbott to meet the needs of every age and stage of a person's life, innovating to create leading-edge technologies that empower individuals to take ever-increasing control over their own health.

We believe the best medical products are those that help the most people. With a focus on maximizing broad access and affordability across our businesses — nutrition, medicines, medical devices, and diagnostics — we're working to help more people in more places meet their most urgent healthcare needs.

In a constantly evolving environment that requires visionary leadership, we are well-positioned to continue delivering long-term, sustainable growth and shareholder returns.

TABLE OF CONTENTS

Front Cover:

ZULEYMA SANTOS
LOS ANGELES, CALIFORNIA, USA
HEARTMATE 3

Zuleyma relies on Abbott's *HeartMate 3* Left Ventricular Assist Device, a mini heart pump for patients in advanced-stage heart failure.



ROBERT FORD
Chairman of the Board and
Chief Executive Officer

DEAR FELLOW SHAREHOLDER:

2023 was the year we've been working toward. With all four of our major businesses again delivering consistently strong performance, Abbott accelerated its base-business growth and its momentum. In our 135th anniversary year, Abbott again demonstrated the resilience, the creativity, and the commitment needed to meet the challenges of the present and the vast potential of the future of healthcare.

Base-business growth continued in 2023

11.6% *

BASE-BUSINESS ORGANIC SALES GROWTH

Our diversified business mix delivered another strong year

$40.1B

WORLDWIDE SALES

$4.44 **

ADJUSTED DILUTED EPS

RESILIENCE

The key to Abbott's successful 2023 was balance. With supply chains and the volume of hospital procedures largely returned to normal after the disruptions of COVID-19, our base-business growth accelerated from its pre-pandemic rate.

The year clearly demonstrated the value of our diversified business strategy. Our broad range of therapeutic areas, products, and technologies gives Abbott a unique and differentiated view of healthcare, providing us more insights, access, and opportunities. It allows us to see interconnectivity across the spectrum of healthcare, which gives us greater ability to see around corners and anticipate developing trends and needs. And the breadth and depth of our product portfolio gives Abbott both defensive strength with the ability to balance challenges in one business with overperformance in another, and offensive strength with more ways to win.

At the root of Abbott's resilience is our culture, which is every bit as real an asset as the more tangible ones. Over its generations of success, Abbott has thrived through all manner of challenges from our business environment. That experience has tempered us as an organization. We know how to meet such situations because we've done so time and again, and we've built the company accordingly for long-term durability.

Financial Performance

Investments made at the peak of COVID-19 testing sales have positioned us for sustainable growth, making us stronger today than at the beginning of the pandemic.

Our balanced success in 2023 led to excellent financial results for the year, with both sales and earnings exceeding the expectations we shared at the beginning of the year.

Sales were $40.1 billion, which reflects an increase of 11.6% on an organic basis for the base business.* Adjusted diluted earnings per share were $4.44**, above the midpoint of our original guidance range.

In December we announced a dividend increase of 7.8 percent for 2024. Abbott recently paid its 400th consecutive quarterly dividend, completing a full century of uninterrupted returns to shareholders. And our dividends have risen in each of the last 52 years, earning Abbott membership in the exclusive ranks of Dividend Kings.

We're focused on returning our gross margin to historic levels to allow us to increase investment in our new-product pipeline, in building our market presence, and in the broad range of opportunities before us.

CREATIVITY

Resilience requires the ability to adapt, adjust, and evolve at speed — in other words, creativity. Abbott people bring creative problem solving to every aspect of our operations; but our creative energy is most focused and systematized in our innovation of new products and technologies. The results here have been outstanding.

* On a GAAP basis, full-year 2023 Abbott sales decreased 8.1%
** Full-year 2023 GAAP diluted EPS was $3.26
   For full financial data and reconciliation of non-GAAP measures, please see Abbott's 2023 earnings releases at www.abbottinvestor.com

PIPELINE HIGHLIGHTS



Navitor
Transcatheter Aortic Valve
Replacement



TriClip
Transcatheter
Tricuspid Valve Repair



PROTALITY
Nutrition Shake for
Muscle Mass



i-STAT TBI
Handheld Test
for Concussion



Aveir DR
Dual-Chamber Leadless
Pacemaker



Lingo
Consumer Biowearable

Pipeline Productivity

In 2023, we continued to introduce a robust stream of important new healthcare products. These included:

- *Alinity TBI*, a laboratory test for concussion

- *Alinity h*, an integrated hematology system for advanced testing of complete blood counts

- *Alinity m* high risk HPV, a new test for HPV detection and for use in routine cervical cancer screening

- *Assert-IQ*, a Bluetooth®-enabled insertable cardiac monitor that provides industry-leading accuracy for the long-term monitoring of heart rhythms

- *Aveir* DR, the world's first dual chamber, leadless pacemaker, a breakthrough in pacing technology

- The cardiovascular medicines *RefSav* in India and *Omacor* in China

- *Eterna* SCS, the smallest implantable, rechargeable spinal cord stimulator on the market

- *GLP systems Track*, our innovative total laboratory automation solution, which was launched in the U.S.

- *Lingo*, our new consumer biowearable device

- The expansion of our position in biosimilar medicines through the launch of *Rytuzeq* in Colombia and Central America for treatment of cancers of the white blood system

- *Navitor*, our next-generation transcatheter aortic valve implantation (TAVI) system to treat aortic stenosis

- *PediaSure 10+*, Abbott's first nutrition shake developed specifically for children aged 10-15 years

- *PROTALITY*, a nutritional designed to help the growing number of adults interested in maintaining muscle mass

- *TactiFlex*, our new ablation catheter to help treat abnormal heart rhythms

Putting AI to Work

2023 was, of course, the year that generative artificial intelligence exploded into the public consciousness with the arrival of compelling, popular language and visual tools. Forms of AI and machine learning have been employed in healthcare for some time; but 2023 marked the crossing of an important threshold in the sophistication and perception of the technology as well as the scope of its consumer potential.

Abbott is already well versed in AI and employs it in multiple applications. For instance, *Ultreon*, our newest OCT (optical coherence tomography) imaging system, uses AI to automatically analyze key patient metrics to help optimize procedures. And we've used our vast body of clinical trial data on our *XIENCE* drug-eluting stents to create machine-learning models for individual risk prediction.

As generative AI tools rapidly evolve in capability, we're forming teams across our businesses to understand the ways in which they can make a positive difference in our work. We've identified three major categories of use for artificial intelligence that we believe will have meaningful impact on healthcare; Abbott has expertise and existing positions in all three:

- In **diagnosis**, generative AI will allow us to identify conditions faster, earlier, and more accurately. The analysis of healthcare's huge data sets can guide truly personalized care — moving from reporting on populations to giving physicians actionable insights for individuals. We'll see AI-based systems helping to review and analyze medical histories and patient records. And the data sets they generate will be processed to identify patterns that help predict and reduce serious health issues, particularly through earlier intervention.

Consistently strong shareholder returns

100
CONSECUTIVE YEARS OF DIVIDENDS PAID

50+
CONSECUTIVE YEARS OF RISING DIVIDENDS

~80%
DIVIDEND INCREASE SINCE 2018

- In **treatment**, it will have the same kind of impact on the discovery of new therapeutics — from med-tech to pharma to nutrition — making the process vastly more efficient. Generative AI can more rapidly explore hypotheses, examine alternatives, and play out scenarios, resulting in more and better products, faster and more effectively. It can help us build models to predict which patients may have better outcomes with one therapy versus another, or tailor treatment to a patient's personal anatomy, disease, and characteristics. And it will continue to advance how we conduct clinical studies — from pre-trial planning, to participant identification and management, to trial surveillance — helping us increase diversity in clinical trials, which will improve outcomes and increase health equity.

- And it will help us to significantly improve **consumer empowerment**. AI will not only allow us to engage more deeply with the people who use our products, but it will also let them do so with their caregivers. This can improve their adherence to treatment, resulting in better outcomes. And, most importantly, it can provide consumers greater power in an area where they've traditionally had too little, allowing users to personalize and manage their health and care.

We expect generative AI to help us accelerate our work to digitize, decentralize, and democratize healthcare, enabling our customers to receive the care they need, when and where they need it, and allowing Abbott to help more people than ever before.

COMMITMENT

The reason Abbott has been so successful for so long is clear: our purpose as a company inspires extraordinary commitment from our colleagues around the world. Abbott people care that their work means so much to those we serve. Our products help people live fuller lives. That matters to us, deeply.

Our driving ambition today is to help three billion people with Abbott products and services every year by 2030. It's an ambitious goal — the kind that inspires people to achieve more than they thought they could. Reaching one-third of the people on the planet starts with the way we create our products. We aim to expand access to healthcare by making it easier to use, more available, and more affordable. And this customer-centric perspective extends to every part of the company. We've adopted design principles to build this thinking into every stage of the product process, from invention, to supply chain, to production.

And people driven by a noble purpose — supported and propelled by a culture of achievement — can accomplish great things. Healthcare not only inspires that kind of greatness, it demands it. At Abbott, we know that our products aren't just products, and our work is not just a job. For 135 years, we've had the privilege of purpose. That's a legacy we mean to preserve, a standard we intend to meet, and a commitment you can count on.

Abbott Proud,



ROBERT B. FORD
Chairman of the Board
and Chief Executive Officer
March 4, 2024

Abbott 2023

With strong organic growth across our company's base businesses, Abbott's performance is proof of the power of our broadly diversified business. With visibility to the entire spectrum of healthcare, we see trends early, then focus on investing and innovating to position our company for leadership and impact over the long term.

THE FUTURE OF HEALTHCARE

From data to decisions

Abbott technologies give physicians data and insights to enable faster and more accurate diagnosis. We're exploring how we can combine artificial intelligence with Abbott diagnostics and technology leadership to transform our impact on human health.

INSIGHTS IN REAL TIME

Using AI and machine learning to build and analyze massive data sets, Abbott can help physicians quickly identify and implement the optimal approach to care, streamlining treatment and improving outcomes.

PREDICTIVE POTENTIAL

We envision a future in which smaller, smarter devices will generate data that can be used to identify patterns, helping to predict and reduce serious health issues through earlier interventions.

TRANSFORMATIVE IMPACT

The integration of multiple data streams — to both patients and providers — will give them the opportunity to benefit from the data they produce from their devices, and will help Abbott understand how that information can be used to improve care.



Ultreon, Abbott's first-of-its-kind imaging software, merges optical coherence tomography (OCT) — an imaging technology that provides a comprehensive view inside an artery or blood vessel — with the power of AI to enhance the precision of physicians' decision-making during coronary stenting procedures.

Laboratory Diagnostics

Abbott offers customized, scalable solutions to help laboratories improve throughput, accuracy, and productivity in diagnostic labs.



ALINITY S

Purpose-built for blood and plasma screening, this transformational innovation helps labs achieve greater operational efficiency.

Abbott is a market leader in diagnostic tests, instruments, and informatics systems. Our products deliver crucial information to help guide decision making for hundreds of health conditions — from heart attacks to blood disorders to infectious diseases and cancers.

Our *Alinity* portfolio of harmonized diagnostic systems includes the *Alinity ci* series, which integrates clinical chemistry and immunoassay testing to help maximize its operational efficiency. In 2023, the *Alinity i* test menu had a notable expansion with U.S. clearance for the first commercially available lab-based blood test to help evaluate concussion. We also launched the *Alinity h* series, for advanced testing of patients' complete blood counts.

AlinIQ, Abbott's suite of digital health solutions, helps labs uncover intelligent insights from the data they generate and discover greater operational productivity with existing resources.

And Abbott remains the global leader in systems and tests used to screen donated blood. Following a pandemic-influenced slowdown, our blood-screening business delivered solid growth in 2023. Today, Abbott systems and tests screen more than 50% of the world's blood and plasma supply.

Alinity s, which was purpose-built for blood and plasma screening, allows laboratory staff to process more samples with less effort, greater consistency, and increased control, leading to a more productive blood- and plasma-screening process.



**SIES HEALTH
BOGOTÁ, COLOMBIA**

Abbott *Alinity* systems have been key to the efficient expansion of core laboratory diagnostics services at SIES Salud Health System, a leading healthcare provider in Colombia.

ABBOTT IS A MARKET LEADER IN DIAGNOSTIC TESTS, INSTRUMENTS, AND INFORMATICS SYSTEMS.

9

Rapid Diagnostics

Abbott is working to ensure diagnostic testing is available wherever people need care.





LEADING GLOBAL PROVIDER OF RAPID, POINT-OF-CARE TESTS



MARKET-LEADING TESTS FOR HIV AND RESPIRATORY ILLNESS

Abbott is an industry leader in at-home and point-of-care testing solutions for both consumers and healthcare providers.

Abbott's *BinaxNOW* and *Panbio* COVID-19 tests have been used almost 3 billion times around the world since their development in 2020. Another rapid test, our *Panbio* HIV Self Test, empowers people to proactively know their HIV status and live fuller lives through earlier diagnosis and treatment.

Our *i-STAT* TBI plasma test, the first rapid handheld traumatic brain injury blood test, will help clinicians assess individuals with suspected mild TBIs, including concussions. Test results are available within 15 minutes after plasma is placed in the test cartridge.*

In our point-of-care testing portfolio, the installed base of our *ID NOW* benchtop analyzer has increased more than fivefold since 2019, accelerating Abbott's strategy to decentralize testing. We are working to expand the test menu for this system to increase utilization beyond COVID-19 and flu testing.

This portfolio also includes *Piccolo Express*, the only portable diagnostic analyzer to offer a full complement of CLIA-waived blood chemistry tests at the point of care; *Afinion 2*, a compact, rapid, multi-assay analyzer; and the *Cholestech LDX* analyzer, which empowers healthcare professionals and patients with a lab-accurate complete lipid profile and glucose level in just five minutes per test cassette.

*i-STAT TBI plasma test is not intended for use as a point-of-care device.

LUCAS RANIEL

SÃO PAULO, BRAZIL
PANBIO HIV

Lucas, an influencer and activist, works to help others better understand what it's like to live a full life while HIV-positive. In his outreach work, he recommends that people regularly check their HIV status with Abbott's *Panbio* HIV.



ID NOW

Our benchtop molecular analyzer offers reliable, rapid results, giving healthcare professionals information they need to make faster, more effective treatment decisions.



PANBIO HIV SELF TEST

Simple-to-use home test lets people know their HIV status in just 15 minutes.

Vascular

Expanding our comprehensive portfolio of devices to optimize vascular interventions.

——

EUNICE GIVENS

FORT WORTH, TEXAS, USA
ESPRIT BTK

Eunice participated in a clinical trial for Abbott's investigational *Esprit* BTK bioresorbable scaffold system, which is currently being evaluated by the U.S. FDA as a treatment for people with chronic limb-threatening ischemia.*

In addition to our broad portfolio of market-leading stents, Abbott provides diagnostic and imaging devices, cutting-edge thrombectomy and atherectomy systems, and a full line of vessel-closure devices.

Our *OPTIS* Imaging Systems use optical coherence tomography to deliver hundreds of micron-level resolution images of the artery. These images are then analyzed by our AI-powered *Ultreon* 2.0 imaging and physiology software, which provides insights to help doctors better assess arterial blockages and optimize treatment decisions.

Our *XIENCE* family of stents includes our next-generation *XIENCE Skypoint,* which allows physicians to treat larger blood vessels and longer lesions.

Abbott is working to expand this portfolio with the *Esprit* BTK (below the knee) everolimus eluting resorbable scaffold system, which is currently being evaluated by the FDA as a treatment for people with chronic limb-threatening ischemia.

Our *JETi* hydrodynamic thrombectomy system uses a uniquely positioned high-pressure saline jet to fragment clots within the safety of the catheter tip while reducing catheter clogs.

In April 2023, Abbott completed our acquisition of Cardiovascular Systems, Inc., adding CSI's leading atherectomy system, *Diamondback 360,* which prepares vessels for angioplasty or stenting to restore blood flow.

*CAUTION: Investigational device. Limited by Federal (U.S.) law to investigational use only.

ULTREON VASCULAR IMAGING SYSTEM

Ultreon Software is our new-generation intravascular imaging and coronary physiology software to guide percutaneous coronary intervention.





ESPRIT BTK

Abbott's investigational drug-eluting *Esprit* BTK resorbable scaffold is made of dissolving material that is designed to disappear over time after it has opened a clogged artery.



DIAMONDBACK 360

Atherectomy system to prepare vessels for stenting or angioplasty

Electrophysiology

A growing portfolio of cutting-edge technologies for the precision treatment of atrial fibrillation.



DR. KENT NILSSON AND DR. DANIEL HAITHCOCK

ATHENS, GEORGIA, USA

Dr. Nilsson (left) and Dr. Haithcock (right) rely on Abbott's *EnSite X* mapping system to guide them in delivering cardiac ablation therapy to their patients.

Abbott has helped fuel the strong growth of our Electrophysiology business with innovative additions to our portfolio of devices that analyze and treat abnormal heart rhythms.

Atrial fibrillation (AFib) is the most common type of arrhythmia, or irregular heartbeat, impacting more than 37 million people, a number that is expected to grow to more than 60 million by 2050.

Abbott devices, from implantable monitors to sophisticated mapping systems, generate complex data sets that help doctors more effectively treat this condition. Our *Advisor HD* Mapping Catheter uses a first-of-its-kind electrode configuration to create more-highly detailed maps of the heart. Our best-in-class cardiac-mapping system, *EnSite X*, allows doctors to diagnose a wide range of arrhythmias. *EnSite X* features a screen that displays 3D images of the heart and its activity in real time, helping a doctor find the specific tissue that's causing the heart to beat irregularly.

Our *TactiFlex* ablation catheter, *Sensor Enabled*, is the world's first ablation catheter designed with a unique flexible electrode tip and contact-force sensing.



ENSITE X SYSTEM

Next-generation 3D mapping platform



TACTIFLEX ABLATION CATHETER

First-of-its-kind catheter with unique flexible tip

THE FUTURE OF HEALTHCARE

From insight to innovation

Abbott uses leading-edge tools to streamline and accelerate clinical research and product development, helping us expand our broad portfolio of new, life-changing solutions.

BROADER BUSINESS, DEEPER INSIGHTS

As one of the most diverse companies in healthcare, Abbott has a unique perspective that gives us insights into the health challenges people face at every stage of life. This cross-disciplinary knowledge informs our development process, helping us create products to transform the standard of care.

ACCELERATING THE ABBOTT PIPELINE

Abbott's global presence and extensive experience conducting clinical trials let us collect vast amounts of data, then use that information to both improve existing products and create entirely new solutions.

EFFECTIVE PRODUCT LAUNCHES

Abbott's demonstrated commitment to outstanding commercial execution helps ensure that the benefits of our innovations are available more quickly, to more people, in more places.


Patient2
Infinity
(S/N: AWV262)
Revert
Program 5
Abbott
Done
Stimulation is ON
Amplitude
0.20 mA
Step Size
0.05 mA
Subprograms
Lead 1
Pulse Width
60 µs
Lead 2
Right (STN)
0.20 mA
60 µs
130 Hz
Frequency
130 Hz
Independent
Patient Controller
Step Size 0.05 mA
Minimum 0.20 mA
Maximum 0.20 mA
Impedance
Program Options

NeuroSphere Virtual Clinic connects doctors remotely with their patients to interact and make real-time adjustments to Abbott devices that treat chronic pain or movement disorders.

Structural Heart

Improving outcomes with a broad portfolio of innovative, minimally invasive devices.







TRICLIP G4 SYSTEM

Next-generation transcatheter edge-to-edge repair system for leaky tricuspid valves.

NAVITOR TAVI SYSTEM

Transcatheter aortic valve implantation system delivers precise, stable deployment and excellent procedural outcomes, and is designed for lifetime patient management.

AMPLATZER AMULET

Left-atrial-appendage occluder is designed to reduce the risk of ischemic stroke caused by atrial fibrillation.

JAVIER VILLARROYA

BOADILLA DEL MONTE, SPAIN
***TRICLIP* TEER**

To treat his mitral valve disease, Javier had an Abbott *Masters* mitral valve implanted at a young age. When his doctors told him that his tricuspid valve needed repairing, he told them he would prefer they use an Abbott product. His heart team was already in agreement on his treatment and they implanted Abbott's *TriClip*.



Abbott has the most comprehensive Structural Heart treatment portfolio in the industry. Our broad array of minimally invasive treatment options is supported by data showing that our devices are safe, effective, durable, and deliver the best clinical outcomes for patients.

TriClip, approved in more than 50 countries,* is a first-of-its-kind minimally invasive transcatheter edge-to-edge repair (TEER) device specifically designed to treat tricuspid regurgitation, or a leaky tricuspid valve.

Our *MitraClip* is the world's first minimally invasive TEER therapy for both primary and secondary mitral regurgitation.

Our transcatheter aortic valve implantation (TAVI) and surgical valve portfolios are designed to maximize key clinical outcomes and the possibilities for patient lifetime management of their heart-valve disease.

Navitor, Abbott's latest-generation TAVI system, was approved by the FDA in January 2023. It features advancements to reduce the risk of blood leakage around the implant.

The *Epic Max* aortic stented tissue valve is designed to help patients with more complex cases of aortic regurgitation or stenosis who cannot take blood-thinning medications.

*Investigational device in the U.S.

Neuromodulation

Advanced technologies for improving care
for movement disorders and chronic pain.





INFINITY DBS SYSTEM

Deep brain stimulation system
for people with Parkinson's or
essential tremor.

ETERNA SCS SYSTEM

With *Xtend* energy
technology and *BurstDR*
stimulation



JILL SOBULE

NEW YORK, NEW YORK, USA
***INFINITY* DBS**

Jill, a successful singer-
songwriter, had lived with
essential tremor for years.
Then, in 2020, she noticed
that what she had described
in a song as her "shaky
hands" were getting worse,
impeding her ability to play
the guitar. A consultation
with her neurologist resulted
in Jill receiving Abbott's
Infinity DBS (deep brain
stimulation) system, calming
her tremor and restoring
her ability to play.

Abbott is a global leader in the development of chronic-pain therapy solutions. Our unique portfolio includes radiofrequency ablation, spinal cord stimulation (SCS) technologies, including *BurstDR* stimulation, and dorsal root ganglion (DRG) stimulation for the treatment of chronic pain.

In 2023, Abbott expanded its Pain Management portfolio with the launch of *Eterna*, the world's smallest implantable, rechargeable SCS system. *Eterna* is designed to optimize the charging experience, requiring as few as five recharges per year under standard use from a wireless charger.

For movement disorders, such as Parkinson's disease and essential tremor, Abbott's *Infinity* DBS system employs a directional lead that's capable of sending energy toward all major therapeutic targets for both conditions while reducing stimulation to areas that may create side effects.

Our first-of-its-kind *NeuroSphere Virtual Clinic* lets doctors remotely reprogram a patient's implant via a secure video chat integrated into our *NeuroSphere* digital health ecosystem.

For our pain-management devices, Abbott's *NeuroSphere myPath* connected-care app stores data that helps people objectively evaluate SCS or DRG therapy as they're trying a new device. With *myPath*, doctors have better visibility to patients' collected outcomes, helping them have better informed discussions as they craft treatment plans.



Heart Failure Management

Solutions for every stage
of heart failure, from the earliest
to the most advanced.

HEARTMATE 3



CARDIOMEMS HF SYSTEM

Abbott's paper-clip-sized device can alert doctors to worsening heart failure before symptoms arise.

___

ZULEYMA SANTOS

LOS ANGELES, CALIFORNIA, USA
HEARTMATE 3

Because of a naturally high antibody count, there's a higher risk that Zuleyma's body would reject a transplanted heart. That's why her doctors chose to implant Abbott's *HeartMate 3* LVAD. Thanks to its constant assistance, Zuleyma can get back to her daily activities and be the mom she wants to be for her kids.

CENTRIMAG CIRCULATORY SUPPORT SYSTEM

Blood-pumping system used to support patients with acute heart and lung failure.



Abbott's industry-leading portfolio of solutions includes diagnostics, devices, data, and analytics that can help physicians and hospitals manage heart failure more holistically for the nearly 26 million people around the world who suffer from it.

Our *CardioMEMS* HF System is a pulmonary artery pressure monitoring system that provides early detection of worsening heart failure. By continuously generating data that can be shared with the patient's care team, *CardioMEMS* can help prevent worsening heart failure, which lowers mortality rates and improves quality of life.

Our cardiac resynchronization therapy is a proven clinical treatment for heart failure management.

These devices can communicate with Abbott's *Merlin@home* system to facilitate efficient remote care management of patients, complementing or replacing in-clinic visits with remote patient transmissions.

Our *HeartMate 3* is a left-ventricular assist device (LVAD) — a mini heart pump for patients in advanced-stage heart failure. *HeartMate 3* uses *Full MagLev* flow technology, which suspends the pump rotor with magnetic force, reducing trauma to the blood as it passes through the pump.

Our *CentriMag* circulatory support system was a life-saving option for thousands of patients who required respiratory and circulatory support during the COVID-19 pandemic. In 2023, *CentriMag* was approved by the FDA for longer-term life support.

Cardiac Rhythm Management

Building on our leadership with innovative new solutions for managing abnormal heart rhythms.



AVEIR DR

World's first dual-chamber leadless pacemaker.

Abbott's Cardiac Rhythm Management business is well positioned for accelerated growth, thanks to the introduction of our *AVEIR* DR — the world's first dual-chamber, leadless pacemaker system. The system consists of two pacers, each smaller than a AAA battery, that are implanted via a minimally invasive procedure, using the devices' unique mapping capability to assess their correct positioning prior to placement. The devices communicate with each other through our proprietary *i2i* system. *AVEIR* is also designed to be easily retrievable, should the patient's therapy needs change.

Our implantable cardioverter defibrillators (ICD) are designed to continuously monitor patients' heart rhythms and detect irregular heartbeats, delivering electrical signals and controlled shocks to restore a normal heart rhythm when necessary. These devices are setting the standard for patient care through new algorithms and technology intended to improve patient safety and therapy assurance. This portfolio includes the *Ellipse* ICD, which offers non-invasive programming options and wireless remote monitoring with our *Merlin@home* transmitter; and *Gallant* ICD, which combines built-in smartphone connectivity with intuitive programming to help doctors meet patients' changing needs.

SARA WYKURZ

LIBERTYVILLE, ILLINOIS, USA
AVEIR DR

Sara received her *AVEIR* DR leadless pacemaker after learning she had neurocardiogenic syncope, a type of fainting — or brief loss of consciousness — due to a sudden drop of heart rate and blood pressure.



THE FUTURE OF HEALTHCARE

From engagement to empowerment

At Abbott, it's always been about empowering people to live their fullest lives.

Abbott's portfolio is filled with products and solutions that let people engage more fully with their care, taking an active role in maintaining their health.

ACCELERATING THE PERSONALIZATION OF HEALTHCARE

Abbott is revolutionizing health with the most personal technologies and empowering people with the data and knowledge they need to help them live longer and better.

PUTTING CONSUMERS IN CONTROL

With continuous data, people can understand how choices impact their health, helping them take better control of their conditions.

HELPING HEALTHY PEOPLE STAY THAT WAY

Our connected-care and digital-health tools, along with our portfolio of targeted nutrition products and medicines, are helping people make better, faster, and more complete decisions about their health in ways that fit easily into their lives.



Christos Gkipatas
Munich, Germany
JETi Thrombectomy
System

After his doctors
used Abbott's *JETi*
thrombectomy system
to remove blood clots
in his legs, Chris was
able to walk without
pain for the first time
in months.

Medicines

A growing array of medicines and therapies
to transform the quality of healthcare
in emerging markets worldwide.



A representative sample of our broad portfolio
of leading medicines in emerging markets.

Every day, more than 62 million people around the world use Abbott medicines. Our targeted product portfolios span multiple therapeutic areas, with key offerings in gastroenterology, women's health, cardiometabolic, pain management/central nervous system, and respiratory.

By focusing our medicines business solely in emerging markets, Abbott is able to develop a detailed understanding of the unique health challenges and needs of local communities. We build on that knowledge, bringing our broad and deep scientific expertise to improve trusted medicines, differentiating ourselves from pure generic competitors through our exacting quality standards, reliable supply chain, broad product range, deep understanding of our customers' needs, and patient-centered innovation.

In 2023, we made great progress in broadening access to health in emerging markets by expanding our collaboration with biotech leader mAbxience Holdings to commercialize several biosimilar molecules, with the goal of bringing these newer therapies — for oncology, women's health, and respiratory diseases — to more people, in more places.

We also offer services that help people better manage their health. For example, our *a:care* initiative offers digital solutions, developed with behavioral science and AI at its core, to build healthy habits, giving patients and healthcare providers tools, tips, and resources. These tools can help redefine how people manage their health, improving interactions between patients and healthcare professionals, and helping reduce healthcare costs.

WANNAPAPORN APIVATMONGKOL

BANGKOK, THAILAND
DUPHASTON

Duphaston has helped more than 113 million women worldwide, with an estimated 20 million pregnancies, in the past 60 years. Wannapaporn, shown here with her family, became pregnant through in vitro fertilization with the help of *Duphaston*.



MABXIENCE BIOSIMILARS PARTNERSHIP

Expanded partnership brings the benefits of biologic medicines to a wider pool of patients.



Nutrition

Setting the standard for science-based nutrition to support the growth, health, and wellness of people at every stage of life.



ADULT AND PEDIATRIC NUTRITION

Broad-based offering for every age and stage of life.

For almost 100 years, Abbott has been a leader in complete and supplemental nutrition.

Our adult nutritional products fill nutrition gaps — nourishing patients who are not able to eat adequately, or supporting active adults in leading an overall healthy lifestyle. We helped create this category in 1973, with the launch of *Ensure*. Today, *Ensure* is the No. 1 doctor-recommended brand of nutritional shake, encompassing a full line that includes pre- and post-surgery shakes specifically formulated to support recovery. We're expanding our portfolio with *PROTALITY*, which is designed to support the growing number of adults interested in pursuing weight loss while maintaining muscle mass.

Our specialty nutrition brands include *Glucerna* products, made with *Carbsteady*, a unique blend of slow-release carbohydrates, that helps minimize blood sugar spikes for people with diabetes; *Nepro*, formulated to help replace protein lost during dialysis treatments; and *Juven*, which is formulated to support wound healing.

The foundation of our pediatric nutrition portfolio is our market-leading *Similac* line of infant formulas. *Similac 360 Total Care* contains an exclusive prebiotic blend that makes these formulas closer than ever to breast milk. We've also developed a variety of amino-acid-based formulas for children who suffer from food allergies, gastrointestinal disorders, and inborn errors of metabolism.

VICKY RAO

SEREMBAN, MALAYSIA
GLUCERNA

When Vicky was diagnosed with type 2 diabetes, he knew he had to make some changes in his life. Today he stays healthy by exercising regularly, eating right, and supplementing his diet with *Glucerna*.

PediaSure provides complete, balanced nutrition, including all macro- and micronutrients needed to help children achieve optimal rates of growth and development.

Pedialyte, the No. 1 doctor-recommended brand, helps people of all ages replace fluids and electrolytes they've lost due to mild-to-moderate dehydration.



GLUCERNA

Nutritional shake designed to help manage blood sugar.

Diabetes Care

Making diabetes management easier and more accessible.



Our commitment to continuous innovation has made Abbott the global leader in continuous glucose monitoring.[1] We designed our *FreeStyle Libre* portfolio with access and affordability in mind from Day One, and today it's the world's most affordable and widely used continuous glucose monitoring system,[2] with more than 5 million regular users across more than 60 countries.[3]

Our flagship product, the *FreeStyle Libre* 3 system, features the world's smallest, thinnest, and most discreet sensor.[4] Real-world and clinical data show that this technology helps people with diabetes improve their glucose control, lower their HbA1Cs (a measure of glucose levels over time), decrease diabetes-related hospital admissions, and improve their quality of life.[5]

We're working to develop and launch the first automated insulin delivery (AID) system powered by the *FreeStyle Libre* 3 sensor.

We are integrating data from connected insulin pens with *FreeStyle LibreLink*[6] and *LibreView*,[7] letting patients, caregivers, and healthcare professionals view glucose and insulin data together to help them make better-informed treatment decisions.

And in 2023, we acquired Bigfoot Biomedical, adding the *Unity* diabetes management system to our diabetes care offering. *Unity* features smart caps for disposable insulin-injector pens that integrate with our *FreeStyle* technology to provide dose recommendations for people with diabetes who use multiple daily injections of insulin.



DOUG MASIUK

BRECKENRIDGE, COLORADO, USA
FREESTYLE LIBRE 3

An outdoor sports enthusiast and an avid runner, Doug was the first person with type 1 diabetes to run all the way across the United States.

FREESTYLE LIBRE 3 **CONTINUOUS GLUCOSE MONITORING SYSTEM**



>5
million users

More than 5 million people in 60 countries rely on our *FreeStyle Libre* portfolio to help them manage their diabetes.



World-class marathoner Eliud Kipchoge has relied on Abbott's glucose sport biosensors to give him continuous insights into his body's fuel levels as he trains.

The future in fast forward

Emerging technologies promise rapid, dramatic change across every aspect of life, with transformative potential for healthcare. At Abbott, our broad-based model and focus on innovation put us in a strong position to lead the way.

....

Abbott is leveraging decades of leadership in glucose monitoring, moving beyond diabetes to create the future of biowearables with *Lingo*, its new device that helps users understand the unique languages of their bodies.

2023 FINANCIAL REPORT

CONSOLIDATED STATEMENT OF EARNINGS

(in millions except per share data)

Year Ended December 31	2023	2022	2021
Net Sales	$40,109	$43,653	$43,075
Cost of products sold, excluding amortization of intangible assets	17,975	19,142	18,537
Amortization of intangible assets	1,966	2,013	2,047
Research and development	2,741	2,888	2,742
Selling, general and administrative	10,949	11,248	11,324
Total Operating Cost and Expenses	33,631	35,291	34,650
Operating Earnings	6,478	8,362	8,425
Interest expense	637	558	533
Interest income	(385)	(183)	(43)
Net foreign exchange (gain) loss	41	2	1
Other (income) expense, net	(479)	(321)	(277)
Earnings before Taxes	6,664	8,306	8,211
Taxes on Earnings	941	1,373	1,140
Net Earnings	$ 5,723	$ 6,933	$ 7,071
Basic Earnings Per Common Share	$ 3.28	$ 3.94	$ 3.97
Diluted Earnings Per Common Share	$ 3.26	$ 3.91	$ 3.94
Average Number of Common Shares Outstanding Used for			
Basic Earnings Per Common Share	1,740	1,753	1,775
Dilutive Common Stock Options	9	11	14
Average Number of Common Shares Outstanding Plus			
Dilutive Common Stock Options	1,749	1,764	1,789
Outstanding Common Stock Options Having No Dilutive Effect	5	3	—

The accompanying notes to consolidated financial statements are an integral part of this statement.

CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME

(in millions)

Year Ended December 31	2023	2022	2021
Net Earnings	$ 5,723	$ 6,933	$ 7,071
Foreign currency translation gain (loss) adjustments	229	(894)	(980)
Net actuarial gains (losses) and prior service cost and credits and amortization of net actuarial losses and prior service cost and credits, net of taxes of $31 in 2023, $330 in 2022 and $340 in 2021	117	1,177	1,201
Net gains (losses) on derivative instruments designated as cash flow hedges, net of taxes of $(66) in 2023, $11 in 2022 and $63 in 2021	(134)	40	351
Other Comprehensive Income (Loss)	212	323	572
Comprehensive Income	$ 5,935	$ 7,256	$ 7,643
Supplemental Accumulated Other Comprehensive Income (Loss) Information, net of tax as of December 31:			
Cumulative foreign currency translation (loss) adjustments	$(6,504)	$(6,733)	$(5,839)
Net actuarial (losses) and prior service (cost) and credits	(1,376)	(1,493)	(2,670)
Cumulative gains (losses) on derivative instruments designated as cash flow hedges	41	175	135
Accumulated other comprehensive income (loss)	$(7,839)	$(8,051)	$(8,374)

The accompanying notes to consolidated financial statements are an integral part of this statement.

CONSOLIDATED STATEMENT OF CASH FLOWS

(in millions)

Year Ended December 31	2023	2022	2021
Cash Flow From (Used in) Operating Activities:			
Net earnings	$ 5,723	$ 6,933	$ 7,071
Adjustments to reconcile earnings to net cash from operating activities —			
Depreciation	1,277	1,254	1,491
Amortization of intangible assets	1,966	2,013	2,047
Share-based compensation	644	685	640
Investing and financing losses, net	126	215	55
Trade receivables	(356)	(68)	(383)
Inventories	(232)	(1,413)	(456)
Prepaid expenses and other assets	(542)	(75)	(312)
Trade accounts payable and other liabilities	(760)	420	1,288
Income taxes	(585)	(383)	(908)
Net Cash From Operating Activities	7,261	9,581	10,533
Cash Flow From (Used in) Investing Activities:			
Acquisitions of property and equipment	(2,202)	(1,777)	(1,885)
Acquisitions of businesses and technologies, net of cash acquired	(877)	–	(187)
Proceeds from business dispositions	40	48	134
Purchases of investment securities	(159)	(185)	(173)
Proceeds from sales of investment securities	43	152	77
Other	22	22	26
Net Cash From (Used in) Investing Activities	(3,133)	(1,740)	(2,008)
Cash Flow From (Used in) Financing Activities:			
Proceeds from issuance of (repayments of) short-term debt, net and other	21	47	(204)
Proceeds from issuance of long-term debt and debt with maturities over 3 months	2	7	4
Repayments of long-term debt and debt with maturities over 3 months	(2,498)	(753)	(48)
Purchases of common shares	(1,227)	(3,795)	(2,299)
Proceeds from stock options exercised	167	167	255
Dividends paid	(3,556)	(3,309)	(3,202)
Net Cash From (Used in) Financing Activities	(7,091)	(7,636)	(5,494)
Effect of exchange rate changes on cash and cash equivalents	(23)	(122)	(70)
Net Increase (Decrease) in Cash and Cash Equivalents	(2,986)	83	2,961
Cash and Cash Equivalents, Beginning of Year	9,882	9,799	6,838
Cash and Cash Equivalents, End of Year	$ 6,896	$ 9,882	$ 9,799
Supplemental Cash Flow Information:			
Income taxes paid	$ 1,475	$ 1,864	$ 1,941
Interest paid	662	563	544

The accompanying notes to consolidated financial statements are an integral part of this statement

CONSOLIDATED BALANCE SHEET

(dollars in millions)

December 31	2023	2022
Assets		
Current assets:		
Cash and cash equivalents	$ 6,896	$ 9,882
Investments, primarily bank time deposits and U.S. treasury bills	383	288
Trade receivables, less allowances of — 2023: $444; 2022: $500	6,565	6,218
Inventories:		
Finished products	3,946	3,805
Work in process	807	680
Materials	1,817	1,688
Total inventories	6,570	6,173
Other prepaid expenses and receivables	2,256	2,663
Total current assets	22,670	25,224
Investments	799	766
Property and equipment, at cost:		
Land	529	511
Buildings	4,161	4,053
Equipment	15,179	14,164
Construction in progress	2,064	1,484
	21,933	20,212
Less: accumulated depreciation and amortization	11,779	11,050
Net property and equipment	10,154	9,162
Intangible assets, net of amortization	8,815	10,454
Goodwill	23,679	22,799
Deferred income taxes and other assets	7,097	6,033
	$73,214	$74,438

The accompanying notes to consolidated financial statements are an integral part of this statement.

CONSOLIDATED BALANCE SHEET

(dollars in millions)

December 31	2023	2022
Liabilities and Shareholders' Investment		
Current liabilities:		
Trade accounts payable	$ 4,295	$ 4,607
Salaries, wages and commissions	1,597	1,556
Other accrued liabilities	5,422	5,845
Dividends payable	955	887
Income taxes payable	492	343
Current portion of long-term debt	1,080	2,251
Total current liabilities	13,841	15,489
Long-term debt	13,599	14,522
Post-employment obligations and other long-term liabilities	6,947	7,522
Commitments and contingencies		
Shareholders' investment:		
Preferred shares, one dollar par value Authorized — 1,000,000 shares, none issued	—	—
Common shares, without par value Authorized — 2,400,000,000 shares Issued at stated capital amount — Shares: 2023: 1,987,883,852; 2022: 1,986,519,278	24,869	24,709
Common shares held in treasury, at cost — Shares: 2023: 253,807,494; 2022: 248,724,257	(15,981)	(15,229)
Earnings employed in the business	37,554	35,257
Accumulated other comprehensive income (loss)	(7,839)	(8,051)
Total Abbott Shareholders' Investment	38,603	36,686
Noncontrolling interests in subsidiaries	224	219
Total Shareholders' Investment	38,827	36,905
	$ 73,214	$ 74,438

The accompanying notes to consolidated financial statements are an integral part of this statement.

CONSOLIDATED STATEMENT OF SHAREHOLDERS' INVESTMENT

(in millions except shares and per share data)

Year Ended December 31	2023	2022	2021
Common Shares:			
Beginning of Year			
Shares: 2023: 1,986,519,278; 2022: 1,985,273,421; 2021: 1,981,156,896	$ 24,709	$ 24,470	$ 24,145
Issued under incentive stock programs			
Shares: 2023: 1,364,574; 2022: 1,245,857; 2021: 4,116,525	66	72	173
Share-based compensation	646	687	642
Issuance of restricted stock awards	(552)	(520)	(490)
End of Year			
Shares: 2023: 1,987,883,852; 2022: 1,986,519,278; 2021: 1,985,273,421	$ 24,869	$ 24,709	$ 24,470
Common Shares Held in Treasury:			
Beginning of Year			
Shares: 2023: 248,724,257; 2022: 221,191,228; 2021: 209,926,622	$(15,229)	$(11,822)	$(10,042)
Issued under incentive stock programs			
Shares: 2023: 4,881,031; 2022: 4,980,202; 2021: 5,650,168	297	269	271
Purchased			
Shares: 2023: 9,964,268; 2022: 32,513,231; 2021: 16,914,774	(1,049)	(3,676)	(2,051)
End of Year			
Shares: 2023: 253,807,494; 2022: 248,724,257; 2021: 221,191,228	$(15,981)	$(15,229)	$(11,822)
Earnings Employed in the Business:			
Beginning of Year	$ 35,257	$ 31,528	$ 27,627
Net earnings	5,723	6,933	7,071
Cash dividends declared on common shares			
(per share — 2023: $2.08; 2022: $1.92; 2021: $1.82)	(3,625)	(3,365)	(3,235)
Effect of common and treasury share transactions	199	161	65
End of Year	$ 37,554	$ 35,257	$ 31,528
Accumulated Other Comprehensive Income (Loss):			
Beginning of Year	$ (8,051)	$ (8,374)	$ (8,946)
Other comprehensive income (loss)	212	323	572
End of Year	$ (7,839)	$ (8,051)	$ (8,374)
Noncontrolling Interests in Subsidiaries:			
Beginning of Year	$ 219	$ 222	$ 219
Noncontrolling Interests' share of income, net of distributions and share repurchases	5	(3)	3
End of Year	$ 224	$ 219	$ 222

The accompanying notes to consolidated financial statements are an integral part of this statement.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Business — Abbott's principal business is the discovery, development, manufacture and sale of a broad line of health care products.

Basis of Consolidation — The consolidated financial statements include the accounts of the parent company and subsidiaries, after elimination of intercompany transactions.

Use of Estimates — The consolidated financial statements have been prepared in accordance with generally accepted accounting principles in the United States and necessarily include amounts based on estimates and assumptions by management. Actual results could differ from those amounts. Significant estimates include amounts for sales rebates, income taxes, pension and other post-employment benefits, valuation of intangible assets, litigation, derivative financial instruments, and inventory and accounts receivable exposures.

Foreign Currency Translation — The statements of earnings of foreign subsidiaries whose functional currencies are other than the U.S. dollar are translated into U.S. dollars using average exchange rates for the period. The net assets of foreign subsidiaries whose functional currencies are other than the U.S. dollar are translated into U.S. dollars using exchange rates as of the balance sheet date. The U.S. dollar effects that arise from translating the net assets of these subsidiaries at changing rates are recorded in the foreign currency translation adjustment account, which is included in equity as a component of Accumulated other comprehensive income (loss). Transaction gains and losses are recorded on the Net foreign exchange (gain) loss line of the Consolidated Statement of Earnings.

Revenue Recognition — Revenue from product sales is recognized upon the transfer of control, which is generally upon shipment or delivery, depending on the delivery terms set forth in the customer contract. Provisions for discounts, rebates and sales incentives to customers, and returns and other adjustments are provided for in the period the related sales are recorded. Sales incentives to customers are not material. Historical data is readily available and reliable, and is used for estimating the amount of the reduction in gross sales. Revenue from the launch of a new product, from an improved version of an existing product, or for shipments in excess of a customer's normal requirements are recorded when the conditions noted above are met. In those situations, management records a returns reserve for such revenue, if necessary. In certain Abbott businesses, primarily within diagnostics, Abbott participates in selling arrangements that include multiple performance obligations (e.g., instruments, reagents, procedures, and service agreements). The total transaction price of the contract is allocated to each performance obligation in an amount based on the estimated relative standalone selling prices of the promised goods or services underlying each performance obligation.

Income Taxes — Deferred income taxes are provided for the tax effect of differences between the tax bases of assets and liabilities and their reported amounts in the financial statements at the enacted statutory rate to be in effect when the taxes are paid. No additional income taxes have been provided for any remaining undistributed foreign earnings not subject to the transition tax related to the U.S. Tax Cuts and Jobs Act (TCJA), or any additional outside basis differences that exist, as these amounts continue to be indefinitely reinvested in foreign operations. The TCJA subjects taxpayers to tax on global intangible low-taxed income (GILTI) earned by certain foreign subsidiaries. Abbott treats the GILTI tax as a period expense and provides for the tax in the year that the tax is incurred. Interest and penalties on income tax obligations are included in taxes on earnings.

Earnings Per Share — Unvested restricted stock units and awards that contain non-forfeitable rights to dividends are treated as participating securities and are included in the computation of earnings per share under the two-class method. Under the two-class method, net earnings are allocated between common shares and participating securities. Net earnings allocated to common shares in 2023, 2022 and 2021 were $5.701 billion, $6.905 billion and $7.042 billion, respectively.

Pension and Post-Employment Benefits — Abbott accrues for the actuarially determined cost of pension and post-employment benefits over the service attribution periods of the employees. Abbott must develop long-term assumptions, the most significant of which are the health care cost trend rates, discount rates and the expected return on plan assets. Differences between the expected long-term return on plan assets and the actual return are amortized over a five-year period. Actuarial losses and gains are amortized over the remaining service attribution periods of the employees under the corridor method.

Fair Value Measurements — For assets and liabilities that are measured using quoted prices in active markets, total fair value is the published market price per unit multiplied by the number of units held without consideration of transaction costs. Assets and liabilities that are measured using significant other observable inputs are valued by reference to similar assets or liabilities, adjusted for contract restrictions and other terms specific to that asset or liability. For these items, a significant portion of fair value is derived by reference to quoted prices of similar assets or liabilities in active markets. For all remaining assets and liabilities, fair value is derived using a fair value model, such as a discounted cash flow model or Black-Scholes model. Purchased intangible assets are recorded at fair value. The fair value of significant purchased intangible assets is based on independent appraisals. Abbott uses a discounted cash flow model to value intangible assets. The discounted cash flow model requires assumptions about the timing and amount of future net cash flows, risk, the cost of capital, terminal values and market participants. Intangible assets are reviewed for impairment on a quarterly basis. Goodwill and indefinite-lived intangible assets are tested for impairment at least annually.

Share-Based Compensation — The fair value of stock options and restricted stock awards and units are amortized over their requisite service period, which could be shorter than the vesting period if an employee is retirement eligible, with a charge to compensation expense.

Litigation — Abbott accounts for litigation losses in accordance with Financial Accounting Standards Board (FASB) Accounting Standards Codification (ASC) No. 450, "Contingencies." Under ASC No. 450, loss contingency provisions are recorded for probable losses at management's best estimate of a loss, or when a best estimate cannot be made, a minimum loss contingency amount is recorded. Legal fees are recorded as incurred.

Cash, Cash Equivalents and Investments — Cash equivalents consist of bank time deposits, U.S. government securities, money market funds and U.S. treasury bills with original maturities of three months or less. Abbott holds certain investments with a carrying value of $141 million that are accounted for under the equity method of accounting. Investments held in a rabbi trust

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

and investments in publicly traded equity securities are recorded at fair value and changes in fair value are recorded in earnings. Investments in equity securities that are not traded on public stock exchanges are recorded at cost minus impairment, if any, plus or minus changes resulting from observable price changes in orderly transactions for identical or similar investments of the same issuer.

Trade Receivable Valuations — Accounts receivable are stated at the net amount expected to be collected. The allowance for doubtful accounts reflects the current estimate of credit losses expected to be incurred over the life of the accounts receivable. Abbott considers various factors in establishing, monitoring, and adjusting its allowance for doubtful accounts, including the aging of the accounts and aging trends, the historical level of charge-offs, and specific exposures related to particular customers. Abbott also monitors other risk factors and forward-looking information, such as country risk, when determining credit limits for customers and establishing adequate allowances. Accounts receivable are charged off after all reasonable means to collect the full amount (including litigation, where appropriate) have been exhausted.

Inventories — Inventories are stated at the lower of cost (first-in, first-out basis) or net realizable value. Cost includes material and conversion costs.

Property and Equipment — Depreciation and amortization are provided on a straight-line basis over the estimated useful lives of the assets. The following table shows estimated useful lives of property and equipment:

Classification	Estimated Useful Lives
Buildings	10 to 50 years
Equipment	2 to 20 years

Product Liability — Abbott accrues for product liability claims when it is probable that a liability has been incurred and the amount of the liability can be reasonably estimated based on existing information. The liabilities are adjusted quarterly as additional information becomes available. Product liability losses are self-insured.

Research and Development Costs — Internal research and development costs are expensed as incurred. Clinical trial costs incurred by third parties are expensed as the contracted work is performed. Where contingent milestone payments are due to third parties under research and development arrangements, the milestone payment obligations are expensed when the milestone results are achieved.

Acquired In-Process and Collaborations Research and Development (IPR&D) — The initial costs of rights to IPR&D projects obtained in an asset acquisition are expensed as IPR&D unless the project has an alternative future use. These costs include initial payments incurred prior to regulatory approval in connection with research and development collaboration agreements that provide rights to develop, manufacture, market and/or sell pharmaceutical or medical device products. The fair value of IPR&D projects acquired in a business combination are capitalized and accounted for as indefinite-lived intangible assets until completed and are then amortized over the remaining useful life. Collaborations are not significant.

Concentration of Risk and Guarantees — Due to the nature of its operations, Abbott is not subject to significant concentration risks relating to customers, products or geographic locations. Product warranties are not significant.

Abbott has no material exposures to off-balance sheet arrangements; no special purpose entities; nor activities that include non-exchange-traded contracts accounted for at fair value. Abbott periodically acquires a business or product rights in which Abbott agrees to pay contingent consideration based on attaining certain thresholds or based on the occurrence of certain events.

NOTE 2 – NEW ACCOUNTING STANDARDS

RECENTLY ADOPTED ACCOUNTING STANDARDS

In September 2022, the FASB issued Accounting Standards Update (ASU) 2022-04, Disclosure of Supplier Finance Program Obligations, which requires an entity to report information about its supplier finance program. Abbott adopted the standard on January 1, 2023. The new standard did not have an impact on Abbott's consolidated financial statements.

In December 2019, the FASB issued ASU 2019-12, *Income Taxes (Topic 740): Simplifying the Accounting for Income Taxes*, which among other things, eliminates certain exceptions in the current rules regarding the approach for intraperiod tax allocations and the methodology for calculating income taxes in an interim period, and clarifies the accounting for transactions that result in a step-up in the tax basis of goodwill. Abbott adopted the standard on January 1, 2021. The new standard did not have an impact on its consolidated financial statements.

RECENT ACCOUNTING STANDARDS NOT YET ADOPTED

In November 2023, the FASB issued ASU 2023-07, *Segment Reporting (Topic 280): Improvements to Reportable Segment Disclosures*, which expands the breadth and frequency of required segment disclosures. The guidance is required to be applied retrospectively to all periods presented in the financial statements. The standard becomes effective for Abbott for full year 2024 reporting and for interim periods beginning in the first quarter of 2025. Abbott is currently evaluating the impact of this new standard on its consolidated financial statements.

In December 2023, the FASB issued ASU 2023-09, *Income Taxes (Topic 740): Improvements to Income Tax Disclosures*, which requires an entity to disclose annually additional information related to the company's income tax rate reconciliation and income taxes paid during the period. The guidance should be applied prospectively with the option to apply the standard retrospectively. The standard becomes effective for Abbott for full year 2025 reporting. Abbott is currently evaluating the impact of this new standard on its consolidated financial statements.

NOTE 3 – REVENUE

Abbott's revenues are derived primarily from the sale of a broad line of health care products under short-term receivable arrangements. Patent protection and licenses, technological and performance features, and inclusion of Abbott's products under a contract most impact which products are sold; price controls, competition and rebates most impact the net selling prices of products; and foreign currency translation impacts the measurement of net sales and costs. Abbott's products are generally sold directly to retailers, wholesalers, distributors, hospitals, health care facilities, laboratories, physicians' offices and government agencies throughout the world. Abbott has four reportable segments: Established Pharmaceutical Products, Diagnostic Products, Nutritional Products, and Medical Devices.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

The following tables provide detail by sales category:

(in millions)	2023 U.S.	2023 Int'l	2023 Total	2022 U.S.	2022 Int'l	2022 Total	2021 U.S.	2021 Int'l	2021 Total
Established Pharmaceutical Products —									
Key Emerging Markets	$ —	$ 3,807	$ 3,807	$ —	$ 3,766	$ 3,766	$ —	$ 3,565	$ 3,565
Other	—	1,259	1,259	—	1,146	1,146	—	1,153	1,153
Total	—	5,066	5,066	—	4,912	4,912	—	4,718	4,718
Nutritionals —									
Pediatric Nutritionals	1,977	1,957	3,934	1,562	1,919	3,481	2,192	2,106	4,298
Adult Nutritionals	1,436	2,784	4,220	1,357	2,621	3,978	1,364	2,632	3,996
Total	3,413	4,741	8,154	2,919	4,540	7,459	3,556	4,738	8,294
Diagnostics —									
Core Laboratory	1,243	3,916	5,159	1,137	3,751	4,888	1,145	3,983	5,128
Molecular	172	402	574	370	625	995	566	861	1,427
Point of Care	396	169	565	372	153	525	384	152	536
Rapid Diagnostics	2,518	1,172	3,690	6,652	3,409	10,061	4,916	3,519	8,435
Total	4,329	5,659	9,988	8,531	7,938	16,469	7,011	8,515	15,526
Medical Devices —									
Rhythm Management	1,085	1,170	2,255	1,029	1,090	2,119	1,018	1,180	2,198
Electrophysiology	1,008	1,187	2,195	909	1,018	1,927	778	1,129	1,907
Heart Failure	888	273	1,161	809	226	1,035	772	235	1,007
Vascular	978	1,703	2,681	864	1,619	2,483	915	1,739	2,654
Structural Heart	883	1,061	1,944	818	894	1,712	730	880	1,610
Neuromodulation	725	165	890	619	151	770	616	165	781
Diabetes Care	2,129	3,632	5,761	1,633	3,123	4,756	1,212	3,116	4,328
Total	7,696	9,191	16,887	6,681	8,121	14,802	6,041	8,444	14,485
Other	14	—	14	11	—	11	34	18	52
Total	$15,452	$24,657	$40,109	$18,142	$25,511	$43,653	$16,642	$26,433	$43,075

Note: The Acelis Connected Health business was internally transferred from Rapid Diagnostics to Heart Failure on January 1, 2023. As a result, $115 million of sales in 2022 and $118 million of sales in 2021 were moved from Rapid Diagnostics to Heart Failure.

Products sold by the Diagnostics segment include various types of diagnostic tests to detect the COVID-19 coronavirus. Abbott's COVID-19 testing-related sales totaled approximately $1.6 billion in 2023, $8.4 billion in 2022 and $7.7 billion in 2021.

Abbott recognizes revenue from product sales upon the transfer of control, which is generally upon shipment or delivery, depending on the delivery terms set forth in the customer contract. For maintenance agreements that provide service beyond Abbott's standard warranty and other service agreements, revenue is recognized ratably over the contract term. A time-based measure of progress appropriately reflects the transfer of services to the customer. Payment terms between Abbott and its customers vary by the type of customer, country of sale, and the products or services offered. The term between invoicing and the payment due date is not significant.

Management exercises judgment in estimating variable consideration. Provisions for discounts, rebates and sales incentives to customers, and returns and other adjustments are provided for in the period the related sales are recorded. Sales incentives to customers are not material. Historical data is readily available and reliable, and is used for estimating the amount of the reduction in gross sales. Abbott provides rebates to government agencies, wholesalers, group purchasing organizations and other private entities.

Rebate amounts are usually based upon the volume of purchases using contractual or statutory prices for a product. Factors used in the rebate calculations include the identification of which products have been sold subject to a rebate, which customer or government agency price terms apply, and the estimated lag time between sale and payment of a rebate. Using historical trends, adjusted for current changes, Abbott estimates the amount of the rebate that will be paid, and records the liability as a reduction of gross sales when Abbott records its sale of the product. Settlement of the rebate generally occurs from one to six months after sale. Abbott regularly analyzes the historical rebate trends and makes adjustments to reserves for changes in trends and terms of rebate programs. Historically, adjustments to prior years' rebate accruals have not been material to net income.

Other allowances charged against gross sales include cash discounts and returns, which are not significant. Cash discounts are known within 15 to 30 days of sale, and therefore can be reliably estimated. Returns can be reliably estimated because Abbott's historical returns are low, and because sales return terms and other sales terms have remained relatively unchanged for several periods. Product warranties are also not significant.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Abbott also applies judgment in determining the timing of revenue recognition related to contracts that include multiple performance obligations. The total transaction price of the contract is allocated to each performance obligation in an amount based on the estimated relative standalone selling prices of the promised goods or services underlying each performance obligation. For goods or services for which observable standalone selling prices are not available, Abbott uses an expected cost plus a margin approach to estimate the standalone selling price of each performance obligation.

REMAINING PERFORMANCE OBLIGATIONS

As of December 31, 2023, the estimated revenue expected to be recognized in the future related to performance obligations that are unsatisfied (or partially unsatisfied) was approximately $4.4 billion in the Diagnostic Products segment and approximately $478 million in the Medical Devices segment. Abbott expects to recognize revenue on approximately 58 percent of these remaining performance obligations over the next 24 months, approximately 17 percent over the subsequent 12 months and the remainder thereafter.

These performance obligations primarily reflect the future sale of reagents/consumables in contracts with minimum purchase obligations, extended warranty or service obligations related to previously sold equipment, and remote monitoring services related to previously implanted devices. Abbott has applied the practical expedient described in ASC 606-10-50-14 and has not included remaining performance obligations related to contracts with original expected durations of one year or less in the amounts above.

ASSETS RECOGNIZED FOR COSTS TO OBTAIN A CONTRACT WITH A CUSTOMER

Abbott has applied the practical expedient in ASC 340-40-25-4 and records as an expense the incremental costs of obtaining contracts with customers in the period of occurrence when the amortization period of the asset that Abbott otherwise would have recognized is one year or less. Upfront commission fees paid to sales personnel as a result of obtaining or renewing contracts with customers are incremental to obtaining the contract. Abbott capitalizes these amounts as contract costs. Capitalized commission fees are amortized based on the contract duration to which the assets relate which ranges from two to ten years. The amounts as of December 31, 2023 and 2022 were not significant.

Additionally, the cost of transmitters provided to customers that use Abbott's remote monitoring service with respect to certain medical devices are capitalized as contract costs. Capitalized transmitter costs are amortized based on the timing of the transfer of services to which the assets relate, which typically ranges from eight to ten years. The amounts as of December 31, 2023 and 2022 were not significant.

OTHER CONTRACT ASSETS AND LIABILITIES

Abbott discloses Trade receivables separately in the Consolidated Balance Sheet at the net amount expected to be collected. Contract assets primarily relate to Abbott's conditional right to consideration for work completed but not billed at the reporting date. Contract assets at the beginning and end of the period, as well as the changes in the balance, were not significant.

Contract liabilities primarily relate to payments received from customers in advance of performance under the contract. Abbott's contract liabilities arise primarily in the Medical Devices reportable segment when payment is received upfront for various multi-period extended service arrangements. Changes in the contract liabilities during the period are as follows:

(in millions)	
Contract Liabilities:	
Balance at December 31, 2021	$ 520
Unearned revenue from cash received during the period	578
Revenue recognized related to contract liability balance	(598)
Balance at December 31, 2022	500
Unearned revenue from cash received during the period	469
Revenue recognized related to contract liability balance	(424)
Balance at December 31, 2023	$ 545

NOTE 4 — SUPPLEMENTAL FINANCIAL INFORMATION

Other (income) expense, net, for 2023, 2022 and 2021 includes approximately $498 million, $406 million and $270 million of income, respectively, related to the non-service cost components of the net periodic benefit costs associated with the pension and post-retirement medical plans.

The following summarizes the activity related to the allowance for doubtful accounts:

(in millions)	
Allowance for Doubtful Accounts:	
Balance at December 31, 2021	$313
Provisions/charges to income	6
Amounts charged off and other deductions	(57)
Balance at December 31, 2022	262
Provisions/charges to income	26
Amounts charged off and other deductions	(47)
Balance at December 31, 2023	$241

The allowance for doubtful accounts reflects the current estimate of credit losses expected to be incurred over the life of the accounts receivable. Abbott considers various factors in establishing, monitoring, and adjusting its allowance for doubtful accounts, including the aging of the accounts and aging trends, the historical level of charge-offs, and specific exposures related to particular customers. Abbott also monitors other risk factors and forward-looking information, such as country risk, when determining credit limits for customers and establishing adequate allowances.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

The detail of various balance sheet components is as follows:

(in millions)

December 31	2023	2022
Long-term Investments:		
Equity securities	$555	$558
Other	244	208
Total	$799	$766

The increase in Abbott's long-term investments as of December 31, 2023 versus the balance as of December 31, 2022 is primarily due to investments acquired as part of a business acquisition and other additional investments, partially offset by the impact of equity method investment losses.

Abbott's equity securities as of December 31, 2023 and December 31, 2022, include $314 million and $298 million, respectively, of investments in mutual funds that are held in a rabbi trust acquired as part of the St. Jude Medical, Inc. (St. Jude Medical) business acquisition. These investments, which are specifically designated as available for the purpose of paying benefits under a deferred compensation plan, are not available for general corporate purposes and are subject to creditor claims in the event of insolvency.

Abbott also holds certain investments as of December 31, 2023 with a carrying value of $141 million that are accounted for under the equity method of accounting and other equity investments

with a carrying value of $88 million that do not have a readily determinable fair value.

(in millions)

December 31	2023	2022
Other Accrued Liabilities:		
Accrued rebates payable to government agencies	$ 650	$ 638
Accrued other rebates (a)	1,091	1,087
All other	3,681	4,120
Total	$5,422	$5,845

(a) Accrued wholesaler chargeback rebates of $232 million and $234 million at December 31, 2023 and 2022, respectively, are netted in trade receivables because Abbott's customers are invoiced at a higher catalog price but only remit to Abbott their contract price for the products..

(in millions)

December 31	2023	2022
Post-employment Obligations and Other Long-term Liabilities:		
Defined benefit pension plans and post-employment medical and dental plans for significant plans	$1,964	$1,784
Deferred income taxes	568	991
Operating lease liabilities	949	943
All other (b)	3,466	3,804
Total	$6,947	$7,522

(b) Includes approximately $650 million and $850 million of net unrecognized tax benefits and $430 million and $740 million of transition tax obligation related to the TCJA in 2023 and 2022, respectively.

NOTE 5 — ACCUMULATED OTHER COMPREHENSIVE INCOME (LOSS)

The components of the changes in accumulated other comprehensive income (loss), net of income taxes, are as follows:

(in millions)	Cumulative Foreign Currency Translation Adjustments	Net Actuarial Gains (Losses) and Prior Service (Costs) and Credits	Cumulative Gains (Losses) on Derivative Instruments Designated as Cash Flow Hedges	Total
Balance at December 31, 2021	$(5,839)	$(2,670)	$ 135	$(8,374)
Other comprehensive income (loss) before reclassifications	(894)	1,007	199	312
(Income) loss amounts reclassified from accumulated other comprehensive income (a)	—	170	(159)	11
Net current period other comprehensive income (loss)	(894)	1,177	40	323
Balance at December 31, 2022	(6,733)	(1,493)	175	(8,051)
Other comprehensive income (loss) before reclassifications	212	127	5	344
(Income) loss amounts reclassified from accumulated other comprehensive income (a)	17	(10)	(139)	(132)
Net current period other comprehensive income (loss)	229	117	(134)	212
Balance at December 31, 2023	$(6,504)	$(1,376)	$ 41	$(7,839)

(a) (Income) loss amounts reclassified from accumulated other comprehensive income related to cash flow hedges are recorded as Cost of products sold. Net actuarial losses and prior service cost is included as a component of net periodic benefit cost – see Note 14 for additional information.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 6 — BUSINESS ACQUISITIONS

On September 22, 2023, Abbott completed the acquisition of Bigfoot Biomedical, Inc. (Bigfoot), which will further Abbott's efforts to develop connected solutions for making diabetes management more personal and precise. The purchase price, the preliminary allocation of acquired assets and liabilities, and the revenue and net income contributed by Bigfoot since the date of acquisition are not material to Abbott's consolidated financial statements.

On April 27, 2023, Abbott completed the acquisition of Cardiovascular Systems, Inc. (CSI) for $20 per common share, which equated to a purchase price of $851 million. The transaction was funded with cash on hand and accounted for as a business combination. CSI's atherectomy system, which is used in treating peripheral and coronary artery disease, adds complementary technologies to Abbott's portfolio of vascular device offerings.

The preliminary allocation of the purchase price of the CSI acquisition resulted in the recording of two non-deductible developed technology intangible assets of $305 million; non-deductible in-process research and development of $15 million, which will be accounted for as an indefinite-lived intangible asset until regulatory approval or discontinuation; non-deductible goodwill of $371 million; net deferred tax assets of approximately $46 million and other net assets of approximately $114 million. The goodwill is identifiable to the Medical Devices reportable segment and is attributable to expected synergies from combining operations, as well as intangible assets that do not qualify for separate recognition. Allocation of the purchase price of the acquisition will be finalized when the valuation of assets and liabilities is completed. Revenues and earnings of CSI included in Abbott's consolidated financial statements since the acquisition date are not material to Abbott's consolidated revenue and earnings. If the acquisition of CSI had taken place as of the beginning of 2022, consolidated net sales and earnings would not have been significantly different from reported amounts.

In September 2021, Abbott acquired Walk Vascular, LLC (Walk Vascular), a commercial-stage medical device company with a minimally invasive thrombectomy system designed to remove peripheral blood clots. Walk Vascular's peripheral thrombectomy system has been incorporated into Abbott's existing endovascular portfolio. The purchase price, the allocation of acquired assets and liabilities, and the revenue and net income contributed by Walk Vascular since the date of acquisition are not material to Abbott's consolidated financial statements.

NOTE 7 — GOODWILL AND INTANGIBLE ASSETS

The total amount of goodwill reported was $23.7 billion at December 31, 2023 and $22.8 billion at December 31, 2022. In 2023, recent business acquisitions increased goodwill by approximately $576 million. Foreign currency translation adjustments increased goodwill by $304 million in 2023 and decreased goodwill by $431 million in 2022. The amount of goodwill related to reportable segments at December 31, 2023 was $2.7 billion for the Established Pharmaceutical Products segment, $285 million for the Nutritional Products segment, $3.6 billion for the Diagnostic Products segment, and $17.1 billion for the Medical Devices segment. There were no reductions of goodwill relating to impairments in 2023 and 2022.

The gross amount of amortizable intangible assets, primarily product rights and technology, was $27.7 billion and $27.2 billion as of December 31, 2023 and 2022, respectively. The gross amount of amortizable intangible assets increased by $305 million due to a recent business acquisition. Accumulated amortization was $19.7 billion and $17.6 billion as of December 31, 2023 and December 31, 2022, respectively. Foreign currency translation adjustments increased intangible assets by $44 million in 2023 and decreased intangible assets by $150 million in 2022. The estimated annual amortization expense for intangible assets recorded at December 31, 2023 is approximately $1.9 billion in 2024, $1.7 billion in 2025, $1.6 billion in 2026, $1.3 billion in 2027 and $0.7 billion in 2028. Amortizable intangible assets are amortized over 2 to 20 years.

Indefinite-lived intangible assets, which relate to IPR&D acquired in a business combination, were approximately $787 million and $807 million at December 31, 2023 and 2022, respectively. In 2023, $100 million of impairment charges related to certain indefinite-lived intangible assets in the Medical Devices reportable segment were recorded on the Research and development line of the Consolidated Statement of Earnings. Recent business acquisitions increased IPR&D assets by $80 million. In 2022, $111 million of impairment charges were recorded on the Research and development line of the Consolidated Statement of Earnings related to certain IPR&D intangible assets associated with the Medical Devices business segment.

NOTE 8 — RESTRUCTURING PLANS

In 2023, Abbott management approved plans to restructure various operations in order to reduce costs in its medical devices, diagnostic, and established pharmaceutical businesses. Abbott recorded employee related severance and other charges of approximately $144 million of which approximately $56 million was recorded in Cost of products sold, approximately $22 million was recorded in Research and development and approximately $66 million was recorded in Selling, general and administrative expenses. Payments related to these actions totaled $65 million in 2023 and the remaining liability totaled $79 million at December 31, 2023. In addition, Abbott recognized fixed asset impairment and inventory related charges of approximately $31 million related to these restructuring plans.

In 2022, Abbott management approved plans to streamline operations in order to reduce costs and improve efficiencies in its medical devices, nutritional, diagnostic, and established pharmaceutical businesses. Abbott recorded employee related severance and other charges of approximately $234 million of which approximately $59 million was recorded in Cost of products sold, approximately $36 million was recorded in Research and development and approximately $139 million was recorded in Selling, general and administrative expenses. In addition, Abbott recognized inventory related charges of approximately $23 million and fixed assets impairment charges of approximately $4 million related to these restructuring plans.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

The following summarizes the activity related to the 2022 restructuring actions and the status of the related accruals as of December 31, 2023:

(in millions)	
Restructuring charges in 2022	$ 234
Payments and other adjustments	(6)
Accrued balance at December 31, 2022	228
Payments and other adjustments	(170)
Accrued balance at December 31, 2023	$ 58

In 2021, Abbott management approved a restructuring plan related to its Diagnostic Products segment to align its manufacturing network for COVID-19 diagnostic tests with changes in the second quarter of 2021 in projected testing demand driven by several factors, including significant reductions in cases in the U.S. and other major developed countries, the accelerated rollout of COVID-19 vaccines globally and the U.S. health authority's updated guidance on testing for fully vaccinated individuals. Charges under this plan were recorded in Cost of products sold and totaled $441 million in 2021.

The following summarizes the activity related to this restructuring action and the status of the related accruals as of December 31, 2023:

(in millions)	Inventory-Related Charges	Fixed Asset Write-Downs	Other Exit Costs	Total
Restructuring charges recorded in 2021	$ 248	$ 80	$113	$ 441
Payments	—	—	(90)	(90)
Other non-cash	(248)	(80)	—	(328)
Accrued balance at December 31, 2021	—	—	23	23
Payments and other adjustments	—	—	(10)	(10)
Accrued balance at December 31, 2022	—	—	13	13
Payments and other adjustments	—	—	(13)	(13)
Accrued balance at December 31, 2023	$ —	$ —	$ —	$ —

In 2021, Abbott management approved plans to streamline operations in order to reduce costs and improve efficiencies in its diagnostic, established pharmaceutical, nutritional, and medical device businesses. Abbott recorded employee related severance and other charges of approximately $68 million of which approximately $16 million was recorded in Cost of products sold, approximately $4 million was recorded in Research and development and approximately $48 million was recorded in Selling, general and administrative expenses. Restructuring activities under the 2021 plans have been completed and there are no remaining liabilities under these plans as of December 31, 2023.

NOTE 9 — INCENTIVE STOCK PROGRAM

The 2017 Incentive Stock Program authorizes the granting of nonqualified stock options, restricted stock awards, restricted stock units, performance awards, foreign benefits and other share-based awards. Stock options and restricted stock awards and units comprise the majority of benefits that have been granted and are currently outstanding under this program and a prior program. In 2023, Abbott granted 2,027,255 stock options, 474,369 restricted stock awards and 4,981,231 restricted stock units under this program.

Under Abbott's stock incentive programs, the purchase price of shares under option must be at least equal to the fair market value of the common stock on the date of grant, and the maximum term of an option is 10 years. Options generally vest equally over three years. Restricted stock awards generally vest over three years, with no more than one-third of the award vesting in any one year upon Abbott reaching a minimum return on equity target. Restricted stock units vest over three years and upon vesting, the recipient receives one share of Abbott stock for each vested restricted stock unit. The aggregate fair market value of options and restricted stock awards and units is recognized as expense over the requisite service period, which may be shorter than the vesting period if an employee is retirement eligible. Forfeitures are estimated at the time of grant. Restricted stock awards and settlement of vested restricted stock units are issued out of treasury shares. Abbott generally issues new shares for exercises of stock options. As a policy, Abbott does not purchase its shares relating to its share-based programs.

In April 2017, Abbott's shareholders authorized the 2017 Incentive Stock Program under which a maximum of 170 million shares were available for issuance. At December 31, 2023, approximately 74 million shares remained available for future issuance.

The following table summarizes stock option activity for the year ended December 31, 2023 and the outstanding stock options as of December 31, 2023.

(intrinsic values in millions)	Options	Weighted Average Exercise Price	Weighted Average Remaining Life (Years)	Aggregate Intrinsic Value
Outstanding at December 31, 2022	28,288,046	$ 70.64	5.3	$1,167
Granted	2,027,255	106.03		
Exercised	(1,664,222)	44.71		
Lapsed	(82,004)	122.08		
Outstanding at December 31, 2023	28,569,075	$ 74.52	4.8	$1,073
Exercisable at December 31, 2023	23,921,284	$ 66.90	4.1	$1,064

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

The following table summarizes restricted stock awards and units activity for the year ended December 31, 2023.

	Share Units	Weighted Average Grant-Date Fair Value
Outstanding at December 31, 2022	10,400,328	$114.59
Granted	5,455,600	106.11
Vested	(5,069,639)	109.81
Forfeited	(508,003)	113.48
Outstanding at December 31, 2023	10,278,286	$112.51

The fair market value of restricted stock awards and units vested in 2023, 2022 and 2021 was $536 million, $639 million and $809 million, respectively.

The total intrinsic value of options exercised in 2023, 2022 and 2021 was $102 million, $85 million and $393 million, respectively. The total unrecognized compensation cost related to all share-based compensation plans at December 31, 2023 amounted to approximately $450 million, which is expected to be recognized over the next three years.

Total non-cash stock compensation expense charged against income in 2023, 2022 and 2021 for share-based plans totaled approximately $644 million, $685 million and $640 million, respectively, and the tax benefit recognized was approximately $144 million, $170 million and $267 million, respectively. Stock compensation cost capitalized as part of inventory is not significant.

The table below summarizes the fair value of an option granted in 2023, 2022 and 2021 and the assumptions included in the Black-Scholes option-pricing model used to estimate the fair value:

	2023	2022	2021
Fair value	$26.87	$25.26	$24.17
Risk-free interest rate	4.0%	1.9%	0.8%
Average life of options (years)	6.0	6.0	6.0
Volatility	24.4%	23.8%	23.8%
Dividend yield	1.9%	1.6%	1.5%

The risk-free interest rate is based on the rates available at the time of the grant for zero-coupon U.S. government issues with a remaining term equal to the option's expected life. The average life of an option is based on both historical and projected exercise and lapsing data. Expected volatility is based on implied volatilities from traded options on Abbott's stock and historical volatility of Abbott's stock over the expected life of the option. Dividend yield is based on the option's exercise price and annual dividend rate at the time of grant.

NOTE 10 — DEBT AND LINES OF CREDIT

The following is a summary of long-term debt at December 31:

(in millions)	2023	2022
0.875% Notes, due 2023	$ —	$ 1,215
3.40% Notes, due 2023	—	1,050
5-year term loan due 2024	419	446
0.10% Notes, due 2024	655	629
2.95% Notes, due 2025	1,000	1,000
3.875% Notes, due 2025	500	500
1.50% Notes, due 2026	1,266	1,215
3.75% Notes, due 2026	1,700	1,700
0.375% Notes, due 2027	655	629
1.15% Notes, due 2028	650	650
1.40% Notes, due 2030	650	650
4.75% Notes, due 2036	1,650	1,650
6.15% Notes, due 2037	547	547
6.00% Notes, due 2039	515	515
5.30% Notes, due 2040	694	694
4.75% Notes, due 2043	700	700
4.90% Notes, due 2046	3,250	3,250
Unamortized debt issuance costs	(56)	(71)
Other, including fair value adjustments relating to interest rate hedge contracts designated as fair value hedges	(116)	(196)
Total carrying amount of long-term debt	14,679	16,773
Less: Current portion	1,080	2,251
Total long-term portion	$13,599	$14,522

On November 30, 2023, Abbott repaid the $1.05 billion outstanding principal amount of its 3.40% Notes upon maturity. On September 27, 2023, Abbott repaid the €1.14 billion outstanding principal amount of its 0.875% Notes upon maturity. The repayment equated to approximately $1.2 billion. In September 2023, Abbott repaid approximately $197 million of debt assumed as part of a recent business acquisition. On March 15, 2022, Abbott repaid the $750 million outstanding principal amount of its 2.55% Notes upon maturity.

In December 2021, Abbott repaid a short-term facility for approximately $195 million. After the repayment, Abbott has no short-term borrowings.

Abbott has readily available financial resources, including unused lines of credit that support commercial paper borrowing arrangements and provide Abbott with the ability to borrow up to $5 billion on an unsecured basis. The lines of credit as of December 31, 2023 were a part of a Five Year Credit Agreement that Abbott entered into on November 12, 2020. On January 29, 2024, Abbott terminated the 2020 Agreement and entered into a new Five Year Credit Agreement (Revolving Credit Agreement).

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

There were no outstanding borrowings under the 2020 Agreement at the time of its termination. Any borrowings under the Revolving Credit Agreement will mature and be payable on January 29, 2029 and will bear interest, at Abbott's option, based on either a base rate or Secured Overnight Financing Rate (SOFR) rate, plus an applicable margin based on Abbott's credit ratings.

Principal payments required on long-term debt outstanding at December 31, 2023 are $1.1 billion in 2024, $1.5 billion in 2025, $3.0 billion in 2026, $656 million in 2027, $651 million in 2028 and $8.0 billion in 2029 and thereafter.

At December 31, 2023, Abbott's long-term debt rating was AA- by S&P Global Ratings and Aa3 by Moody's Investors Service. Abbott expects to maintain an investment grade rating.

NOTE 11 — LEASES

LEASES WHERE ABBOTT IS THE LESSEE

Abbott has entered into operating leases as the lessee for office space, manufacturing facilities, R&D laboratories, warehouses, vehicles and equipment. Finance leases are not significant. Abbott's operating leases generally have remaining lease terms of 1 to 10 years. Some leases include options to extend beyond the original lease term, generally up to 10 years and some include options to terminate early. These options have been included in the determination of the lease liability when it is reasonably certain that the option will be exercised.

For all of its asset classes, Abbott elected the practical expedient allowed under FASB ASC No. 842, "Leases" to account for each lease component (e.g., the right to use office space) and the associated non-lease components (e.g., maintenance services) as a single lease component. Abbott also elected the short-term lease accounting policy for all asset classes; therefore, Abbott is not recognizing a lease liability or right of use (ROU) asset for any lease that, at the commencement date, has a lease term of 12 months or less and does not include an option to purchase the underlying asset that Abbott is reasonably certain to exercise.

As Abbott's leases typically do not provide an implicit rate, the interest rate used to determine the present value of the payments under each lease typically reflects Abbott's incremental borrowing rate based on information available at the lease commencement date.

The following table provides information related to Abbott's operating leases:

(in millions, except weighted averages)	2023	2022	2021
Operating lease cost (a)	$356	$355	$359
Cash paid for amounts included in the measurement of operating lease liabilities	276	274	287
ROU assets arising from entering into new operating lease obligations	253	263	343
Weighted average remaining lease term at December 31 (in years)	7	8	8
Weighted average discount rate at December 31	3.4%	2.9%	2.7%

(a) Includes short-term lease expense and variable lease costs, which were immaterial in the years ended December 31, 2023, 2022 and 2021.

Future minimum lease payments under non-cancellable operating leases as of December 31, 2023 were as follows:

(in millions)	
2024	$ 278
2025	246
2026	206
2027	146
2028	110
Thereafter	376
Total future minimum lease payments – undiscounted	1,362
Less: imputed interest	(168)
Present value of lease liabilities	$1,194

The following table summarizes the amounts and location of operating lease ROU assets and lease liabilities:

(in millions) December 31	2023	2022	Balance Sheet Caption
Operating Lease – ROU Asset	$1,122	$1,116	Deferred income taxes and other assets
Operating Lease Liability:			
Current	$ 245	$ 230	Other accrued liabilities
Non-current	949	943	Post-employment obligations and other long-term liabilities
Total Liability	$1,194	$1,173	

LEASES WHERE ABBOTT IS THE LESSOR

Certain assets, primarily diagnostics instruments, are leased to customers under contractual arrangements that typically include an operating or sales-type lease as well as performance obligations for reagents and other consumables. Sales-type leases are not significant. Contract terms vary by customer and may include options to terminate the contract or options to extend the contract. Where instruments are provided under operating lease arrangements, some portion or the entire lease revenue may be variable and subject to subsequent non-lease component (e.g., reagent) sales. The allocation of revenue between the lease and non-lease components is based on standalone selling prices. Operating lease revenue represented less than 3 percent of Abbott's total net sales in the years ended December 31, 2023, 2022 and 2021.

Assets related to operating leases are reported within Net property and equipment on the Consolidated Balance Sheet. The original cost and the net book value of such assets were $3.9 billion and $1.8 billion, respectively, as of December 31, 2023 and $3.6 billion and $1.6 billion, respectively, as of December 31, 2022.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 12 — FINANCIAL INSTRUMENTS, DERIVATIVES AND FAIR VALUE MEASURES

Certain Abbott foreign subsidiaries enter into foreign currency forward exchange contracts to manage exposures to changes in foreign exchange rates primarily for anticipated intercompany purchases by those subsidiaries whose functional currencies are not the U.S. dollar. These contracts, with gross notional amounts totaling $7.3 billion at December 31, 2023, and $7.7 billion at December 31, 2022, are designated as cash flow hedges of the variability of the cash flows due to changes in foreign exchange rates and are recorded at fair value. Accumulated gains and losses as of December 31, 2023 will be included in Cost of products sold at the time the products are sold, generally through the next twelve to eighteen months.

Abbott enters into foreign currency forward exchange contracts to manage currency exposures for foreign currency denominated third-party trade payables and receivables, and for intercompany loans and trade accounts payable where the receivable or payable is denominated in a currency other than the functional currency of the entity. For intercompany loans, the contracts require Abbott to sell or buy foreign currencies, primarily European currencies, in exchange for primarily U.S. dollars and European currencies. For intercompany and trade payables and receivables, the

currency exposures are primarily the U.S. dollar and European currencies. At December 31, 2023 and 2022, Abbott held gross notional amounts of $13.8 billion and $12.0 billion, respectively, of such foreign currency forward exchange contracts.

Abbott has designated a yen-denominated, 5-year term loan of approximately $419 million and $446 million as of December 31, 2023 and December 31, 2022, respectively, as a hedge of the net investment in certain foreign subsidiaries. The change in the value of the debt, which is due to changes in foreign exchange rates, is recorded in Accumulated other comprehensive income (loss), net of tax.

Abbott is a party to interest rate hedge contracts to manage its exposure to changes in the fair value of fixed-rate debt. These contracts are designated as fair value hedges of the variability of the fair value of fixed-rate debt due to changes in the long-term benchmark interest rates. The effect of the hedge is to change a fixed-rate interest obligation to a variable rate for that portion of the debt. Abbott records the contracts at fair value and adjusts the carrying amount of the fixed-rate debt by an offsetting amount. Abbott had interest rate contracts totaling approximately $2.2 billion at December 31, 2023 and $2.9 billion in 2022. The decrease from 2022 was due to the maturity of $700 million of interest rate hedge contracts in 2023 in conjunction with long-term debt that also matured in 2023.

The following table summarizes the amounts and location of certain derivative financial instruments as of December 31:

(in millions)	Fair Value—Assets			Fair Value—Liabilities		
	2023	2022	Balance Sheet Caption	2023	2022	Balance Sheet Caption
Interest rate swaps designated as fair value hedges:						
Non-current	$ —	$ —	Deferred income taxes and other assets	$ 95	$136	Post-employment obligations and other long-term liabilities
Current	—	—	Other prepaid expenses and receivables	—	20	Other accrued liabilities
Foreign currency forward exchange contracts:						
Hedging instruments	88	304	Other prepaid expenses and receivables	134	96	Other accrued liabilities
Others not designated as hedges	81	108	Other prepaid expenses and receivables	97	130	Other accrued liabilities
Debt designated as a hedge of net investment in a foreign subsidiary	—	—	n/a	419	446	Current portion of long-term debt (Long-term debt in 2022)
	$169	$412		$745	$828	

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

The following table summarizes the activity for foreign currency forward exchange contracts designated as cash flow hedges, debt designated as a hedge of net investment in a foreign subsidiary and certain other derivative financial instruments, as well as the amounts and location of income (expense) and gain (loss) reclassified into income.

(in millions)	Gain (loss) Recognized in Other Comprehensive Income (loss)			Income (expense) and Gain (loss) Reclassified into Income			Income Statement Caption
	2023	2022	2021	2023	2022	2021	
Foreign currency forward exchange contracts designated as cash flow hedges	$(22)	$281	$164	$187	$234	$(252)	Cost of products sold
Debt designated as a hedge of net investment in a foreign subsidiary	27	75	56	n/a	n/a	n/a	n/a
Interest rate swaps designated as fair value hedges	n/a	n/a	n/a	61	(243)	(123)	Interest expense

A loss of $44 million and gains of $70 million and $19 million were recognized in 2023, 2022 and 2021, respectively, related to foreign currency forward exchange contracts not designated as hedges. These amounts are reported in the Consolidated Statement of Earnings on the Net foreign exchange (gain) loss line.

The interest rate swaps are designated as fair value hedges of the variability of the fair value of fixed-rate debt due to changes in the long-term benchmark interest rates. The hedged debt is marked to market, offsetting the effect of marking the interest rate swaps to market.

The carrying values and fair values of certain financial instruments as of December 31 are shown in the table below. The carrying values of all other financial instruments approximate their estimated fair values. The counterparties to financial instruments consist of select major international financial institutions. Abbott does not expect any losses from nonperformance by these counterparties.

(in millions)	2023		2022	
	Carrying Value	Fair Value	Carrying Value	Fair Value
Long-term Investment Securities:				
Equity securities	$ 555	$ 555	$ 558	$ 558
Other	244	244	208	208
Total long-term debt	(14,679)	(14,769)	(16,773)	(16,313)
Foreign Currency Forward Exchange Contracts:				
Receivable position	169	169	412	412
(Payable) position	(231)	(231)	(226)	(226)
Interest Rate Hedge Contracts:				
(Payable) position	(95)	(95)	(156)	(156)

The fair value of the debt was determined based on significant other observable inputs, including current interest rates.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

The following table summarizes the bases used to measure certain assets and liabilities at fair value on a recurring basis in the balance sheet:

| | | Basis of Fair Value Measurement | | |
(in millions)	Outstanding Balances	Quoted Prices in Active Markets	Significant Other Observable Inputs	Significant Unobservable Inputs
December 31, 2023:				
Equity securities	$ 326	$326	$ —	$ —
Foreign currency forward exchange contracts	169	—	169	—
Total Assets	$ 495	$326	$ 169	$ —
Fair value of hedged long-term debt	$2,052	$ —	$2,052	$ —
Interest rate swap derivative financial instruments	95	—	95	—
Foreign currency forward exchange contracts	231	—	231	—
Contingent consideration related to business combinations	112	—	—	112
Total Liabilities	$2,490	$ —	$2,378	$112
December 31, 2022:				
Equity securities	$ 307	$307	$ —	$ —
Foreign currency forward exchange contracts	412	—	412	—
Total Assets	$ 719	$307	$ 412	$ —
Fair value of hedged long-term debt	$2,691	$ —	$2,691	$ —
Interest rate swap derivative financial instruments	156	—	156	—
Foreign currency forward exchange contracts	226	—	226	—
Contingent consideration related to business combinations	130	—	—	130
Total Liabilities	$3,203	$ —	$3,073	$130

The fair value of foreign currency forward exchange contracts is determined using a market approach, which utilizes values for comparable derivative instruments. The fair value of the debt was determined based on the face value of the debt adjusted for the fair value of the interest rate swaps, which is based on a discounted cash flow analysis using significant other observable inputs.

Contingent consideration relates to businesses acquired by Abbott. The fair value of the contingent consideration was determined based on independent appraisals at the time of acquisition, adjusted for the time value of money and other changes in fair value. The decrease in the amount of contingent consideration from December 31, 2022 reflects the impact of projected timeline changes for events that will trigger payment of contingent consideration, partially offset by additional contingent consideration assumed in a business acquisition in 2023. The maximum amount for certain contingent consideration is not determinable as it is based on a percent of certain sales. Excluding such contingent consideration, the maximum amount that may be due under the other contingent consideration arrangements was estimated at December 31, 2023 to be approximately $190 million, which is dependent upon attaining certain sales thresholds or upon the occurrence of certain events, such as regulatory approvals.

NOTE 13 — LITIGATION AND ENVIRONMENTAL MATTERS

Abbott has been identified as a potentially responsible party for investigation and cleanup costs at a number of locations in the United States and Puerto Rico under federal and state remediation laws and is investigating potential contamination at a number of company-owned locations. Abbott has recorded an estimated cleanup cost for each site for which management believes Abbott has a probable loss exposure. No individual site cleanup exposure is expected to exceed $4 million, and the aggregate cleanup exposure is not expected to exceed $10 million.

Abbott is involved in various claims and legal proceedings, and Abbott estimates the range of possible loss for its legal proceedings and environmental exposures to be from approximately $30 million to $45 million. The recorded accrual balance at December 31, 2023 for these proceedings and exposures was approximately $40 million. This accrual represents management's best estimate of probable loss, as defined by FASB ASC No. 450, "Contingencies." Within the next year, legal proceedings may occur that may result in a change in the estimated loss accrued by Abbott. While it is not feasible to predict the outcome of all such proceedings and exposures with certainty, management believes that their ultimate disposition should not have a material adverse effect on Abbott's financial position, cash flows, or results of operations.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 14 — POST-EMPLOYMENT BENEFITS

Retirement plans consist of defined benefit, defined contribution and medical and dental plans. Information for Abbott's major defined benefit plans and post-employment medical and dental benefit plans is as follows:

(in millions)	Defined Benefit Plans 2023	Defined Benefit Plans 2022	Medical and Dental Plans 2023	Medical and Dental Plans 2022
Projected benefit obligations, January 1	$ 9,167	$12,773	$1,126	$1,566
Service cost — benefits earned during the year	230	374	38	50
Interest cost on projected benefit obligations	455	300	59	36
(Gains) losses, primarily changes in discount rates, plan design changes, law changes and differences between actual and estimated health care costs	458	(3,645)	35	(437)
Benefits paid	(377)	(368)	(77)	(70)
Other, including foreign currency translation	97	(267)	—	(19)
Projected benefit obligations, December 31	$10,030	$ 9,167	$1,181	$1,126
Plan assets at fair value, January 1	$11,373	$13,468	$ 302	$ 370
Actual return (loss) on plan assets	1,611	(1,856)	26	(33)
Company contributions	349	413	37	35
Benefits paid	(377)	(368)	(77)	(70)
Other, including foreign currency translation	129	(284)	—	—
Plan assets at fair value, December 31	$13,085	$11,373	$ 288	$ 302
Projected benefit obligations less (greater) than plan assets, December 31	$ 3,055	$ 2,206	$ (893)	$ (824)
Long-term assets	$ 4,164	$ 3,200	$ —	$ —
Short-term liabilities	(36)	(32)	(2)	(2)
Long-term liabilities	(1,073)	(962)	(891)	(822)
Net asset (liability)	$ 3,055	$ 2,206	$ (893)	$ (824)
Amounts Recognized in Accumulated Other Comprehensive Income (loss):				
Actuarial losses, net	$ 1,751	$ 1,960	$ 62	$ 27
Prior service costs (credits)	6	(6)	(22)	(33)
Total	$ 1,757	$ 1,954	$ 40	$ (6)

The $458 million of defined benefit plan losses and $35 million of medical and dental plan losses in 2023 that increased the projected benefit obligations primarily reflect the year-over-year decline in the discount rates used to measure the obligations. The $3.6 billion of defined benefit plan gains and $437 million of medical and dental plan gains in 2022 that decreased the projected benefit obligations primarily reflect the year-over-year increase in the discount rates used to measure the obligations. The projected benefit obligations for non-U.S. defined benefit plans were $2.6 billion and $2.2 billion at December 31, 2023 and 2022, respectively. The accumulated benefit obligations for all defined benefit plans were $9.2 billion and $8.4 billion at December 31, 2023 and 2022, respectively.

For plans where the projected benefit obligations exceeded plan assets at December 31, 2023 and 2022, the projected benefit obligations and the aggregate plan assets were as follows:

(in millions)	2023	2022
Projected benefit obligation	$1,314	$1,270
Fair value of plan assets	205	276

For plans where the accumulated benefit obligations exceeded plan assets at December 31, 2023 and 2022, the aggregate accumulated benefit obligations, the projected benefit obligations and the aggregate plan assets were as follows:

(in millions)	2023	2022
Accumulated benefit obligation	$1,175	$1,044
Projected benefit obligation	1,248	1,134
Fair value of plan assets	144	141

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

The components of the net periodic benefit cost were as follows:

(in millions)	Defined Benefit Plans			Medical and Dental Plans		
	2023	2022	2021	2023	2022	2021
Service cost — benefits earned during the year	$ 230	$ 374	$ 391	$ 38	$ 50	$ 56
Interest cost on projected benefit obligations	455	300	248	59	36	33
Expected return on plans' assets	(971)	(931)	(843)	(23)	(30)	(27)
Amortization of actuarial losses (gains)	11	231	317	(2)	11	29
Amortization of prior service costs (credits)	1	1	1	(13)	(24)	(28)
Total net cost (income)	$(274)	$ (25)	$ 114	$ 59	$ 43	$ 63

In addition, approximately $15 million of income was recognized in 2023 related to the curtailment of a non-U.S. defined benefit plan.

Other comprehensive income (loss) for each respective year includes the amortization of actuarial losses and prior service costs (credits) as noted in the previous table. Other comprehensive income (loss) for each respective year also includes: net actuarial gains of $182 million for defined benefit plans and a loss of $33 million for medical and dental plans in 2023; net actuarial gains of $858 million for defined benefit plans and a gain of $374 million for medical and dental plans in 2022, and net actuarial gains of $1.14 billion for defined benefit plans and a gain of $45 million for medical and dental plans in 2021. The net actuarial gains in 2023 related to defined benefit plans are primarily due to the favorable impact of actual asset returns in excess of expected returns, partially offset by the year-over-year decrease in discount rates. The net actuarial losses in 2023 related to medical and dental plans are primarily due to the year-over-year decrease in discount rates. The net actuarial gains in 2022 were primarily due to the year-over-year increase in discount rates, partially offset by the impact of 2022 actual asset returns being less than expected returns. The net actuarial gains in 2021 are primarily due to the favorable impact of actual 2021 asset returns in excess of expected returns and the year-over-year increase in discount rates.

The weighted average assumptions used to determine benefit obligations for defined benefit plans and medical and dental plans are as follows:

	2023	2022	2021
Discount rate	4.8%	5.0%	2.7%
Expected aggregate average long-term change in compensation	4.6%	4.5%	4.3%

The weighted average assumptions used to determine the net cost for defined benefit plans and medical and dental plans are as follows:

	2023	2022	2021
Discount rate	5.0%	2.7%	2.3%
Expected return on plan assets	7.6%	7.5%	7.5%
Expected aggregate average long-term change in compensation	4.5%	4.4%	4.3%

The assumed health care cost trend rates for medical and dental plans at December 31 were as follows:

	2023	2022	2021
Health care cost trend rate assumed for the next year	8%	7%	7%
Rate that the cost trend rate gradually declines to	5%	5%	5%
Year that rate reaches the assumed ultimate rate	2029	2027	2026

The discount rates used to measure liabilities were determined based on high-quality fixed income securities that match the duration of the expected retiree benefits. The health care cost trend rates represent Abbott's expected annual rates of change in the cost of health care benefits and are forward projections of health care costs as of the measurement date.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

The following table summarizes the bases used to measure the defined benefit and medical and dental plan assets at fair value:

		Basis of Fair Value Measurement			
(in millions)	Outstanding Balances	Quoted Prices in Active Markets	Significant Other Observable Inputs	Significant Unobservable Inputs	Measured at NAV (j)
December 31, 2023					
Equities:					
U.S. large cap (a)	$ 3,425	$2,305	$ —	$—	$1,120
U.S. mid and small cap (b)	814	807	—	1	6
International (c)	2,725	493	—	—	2,232
Fixed income securities:					
U.S. government securities (d)	391	5	371	—	15
Corporate debt instruments (e)	1,519	125	1,055	—	339
Non-U.S. government securities (f)	586	36	3	—	547
Other (g)	863	322	106	—	435
Absolute return funds (h)	1,669	270	—	—	1,399
Cash and Cash Equivalents	276	16	—	—	260
Other (i)	1,105	5	—	—	1,100
	$13,373	$4,384	$1,535	$ 1	$7,453
December 31, 2022					
Equities:					
U.S. large cap (a)	$ 2,866	$1,840	$ —	$—	$1,026
U.S. mid and small cap (b)	693	684	—	1	8
International (c)	2,401	454	—	—	1,947
Fixed income securities:					
U.S. government securities (d)	362	5	341	—	16
Corporate debt instruments (e)	1,318	123	890	—	305
Non-U.S. government securities (f)	419	16	—	—	403
Other (g)	775	297	75	—	403
Absolute return funds (h)	1,678	304	—	—	1,374
Cash and Cash Equivalents	154	20	—	—	134
Other (i)	1,009	7	—	—	1,002
	$11,675	$3,750	$1,306	$ 1	$6,618

(a) A mix of index funds and actively managed equity accounts that are benchmarked to various large cap indices.

(b) A mix of index funds and actively managed equity accounts that are benchmarked to various mid and small cap indices.

(c) A mix of index funds and actively managed pooled investment funds that are benchmarked to various non-U.S. equity indices in both developed and emerging markets.

(d) A mix of index funds and actively managed accounts that are benchmarked to various U.S. government bond indices.

(e) A mix of index funds and actively managed accounts that are benchmarked to various corporate bond indices.

(f) Primarily United Kingdom, Canada, Japan and Eurozone government bonds.

(g) Primarily asset backed securities, bank loans, interest rate swap positions and diversified fixed income vehicles benchmarked to SOFR, Sterling Overnight Interbank Average (SONIA) or EURIBOR.

(h) Primarily hedge funds and funds invested by managers that have a global mandate with the flexibility to allocate capital broadly across a wide range of asset classes and strategies including, but not limited to equities, fixed income, commodities, interest rate futures, currencies and other securities to outperform an agreed upon benchmark with specific return and volatility targets.

(i) Primarily investments in private funds, such as private equity, private credit, private real estate and private energy funds.

(j) Investments measured at fair value using the net asset value (NAV) practical expedient have not been classified in the fair value hierarchy. The fair value amounts presented in this table are intended to permit reconciliation of the fair value hierarchy to the amounts presented in the consolidated balance sheet.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Equities that are valued using quoted prices are valued at the published market prices. Equities in a common collective trust or a registered investment company are valued at the NAV provided by the fund administrator. The NAV is based on the value of the underlying assets owned by the fund minus its liabilities. For approximately half of these funds, investments may be redeemed once per week or month, with a required 2 to 30 day notice period. For the remaining funds, daily redemption of an investment is allowed. Fixed income securities that are valued using significant other observable inputs are valued at prices obtained from independent financial service industry recognized vendors. Abbott did not have any unfunded commitments related to fixed income funds at December 31, 2023 and 2022. Fixed income securities in a common collective trust or a registered investment company are valued at the NAV provided by the fund administrator. For the majority of these funds, investments may be redeemed either weekly or monthly, with a required 2 to 60 day notice period. For the remaining funds, investments may be generally redeemed daily.

Absolute return funds are valued at the NAV provided by the fund administrator. All private funds are valued at the NAV provided by the fund on a one-quarter lag adjusted for known cash flows and significant events through the reporting date. Abbott did not have any unfunded commitments related to absolute return funds at December 31, 2023 and 2022. Investments in these funds may be generally redeemed monthly or quarterly with required notice periods ranging from 45 to 90 days. For approximately $280 million and $250 million of the absolute return funds, redemptions are subject to a 33 percent gate and a 25 percent gate, respectively, and $80 million is subject to a lock until 2025. Investments in the private funds cannot be redeemed but the funds will make distributions through liquidation. The estimate of the liquidation period for each fund ranges from 2024 to 2033. Abbott's unfunded commitment in these funds was $555 million and $569 million as of December 31, 2023 and 2022, respectively.

The investment mix of equity securities, fixed income and other asset allocation strategies is based upon achieving a desired return, as well as balancing higher return, more volatile equity securities with lower return, less volatile fixed income securities. Investment allocations are made across a range of markets, industry sectors, capitalization sizes, and in the case of fixed income securities, maturities and credit quality. The plans do not directly hold any securities of Abbott. There are no known significant concentrations of risk in the plans' assets. Abbott's medical and dental plans' assets are invested in a similar mix as the pension plan assets. The actual asset allocation percentages at year end are consistent with the company's targeted asset allocation percentages.

The plans' expected return on assets, as shown above, is based on management's expectations of long-term average rates of return to be achieved by the underlying investment portfolios. In establishing this assumption, management considers historical and expected returns for the asset classes in which the plans are invested, as well as current economic and capital market conditions.

Abbott funds its domestic pension plans according to U.S. Internal Revenue Service (IRS) funding limitations. International pension plans are funded according to similar regulations. Abbott funded $349 million in 2023 and $413 million in 2022 to defined pension plans. Abbott expects to contribute approximately $350 million to its pension plans in 2024.

Total benefit payments expected to be paid to participants, which includes payments funded from company assets, as well as paid from the plans, are as follows:

(in millions)	Defined Benefit Plans	Medical and Dental Plans
2024	$ 395	$ 65
2025	414	67
2026	434	70
2027	457	73
2028	479	77
2029 to 2033	2,757	425

The Abbott Stock Retirement Plan is the principal defined contribution plan. Abbott's contributions to this plan were $199 million in 2023, $190 million in 2022 and $181 million in 2021.

NOTE 15 — TAXES ON EARNINGS

Taxes on earnings reflect the annual effective rates, including charges for interest and penalties. Deferred income taxes reflect the tax consequences on future years of differences between the tax bases of assets and liabilities and their financial reporting amounts.

Taxes on earnings include approximately $22 million, $43 million and $145 million in excess tax benefits associated with share-based compensation in 2023, 2022 and 2021, respectively. As a result of the resolution of various tax positions related to prior years, taxes on earnings in 2023, 2022 and 2021 also include approximately $80 million and $20 million of net tax expense and $55 million of net tax benefits, respectively.

The TCJA includes a one-time transition tax that is based on Abbott's total post-1986 earnings and profits (E&P) that were previously deferred from U.S. income taxes. The tax computation also requires the determination of the amount of post-1986 E&P considered held in cash and other specified assets. As of December 31, 2023, the remaining balance of Abbott's transition tax obligation related to the TCJA is approximately $598 million, which will be paid over the next three years as allowed by the TCJA. Undistributed foreign earnings remain indefinitely reinvested in foreign operations. Determining the amount of unrecognized deferred tax liability related to any remaining undistributed foreign earnings not subject to the transition tax and additional outside basis difference in its foreign entities is not practicable.

In the U.S., Abbott's federal income tax returns through 2016 are settled. In September 2023, Abbott received a Statutory Notice of Deficiency (SNOD) from the IRS for the 2019 Federal tax year in the amount of $417 million. The primary adjustments proposed in the SNOD relate to the reallocation of income between Abbott's U.S. entities and its foreign affiliates. Abbott believes that the income reallocation adjustments proposed in the SNOD are without merit, in part because certain adjustments contradict methods that were agreed to with the IRS in prior audit periods.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

The SNOD also contains other proposed adjustments that Abbott believes are erroneous and unsupported. Abbott filed a petition with the U.S. Tax Court contesting the SNOD in December of 2023.

Abbott's 2017 and 2018 Federal tax years are also currently under examination by the IRS with respect to income reallocation issues similar to those included in the 2019 Federal tax year. Abbott intends to vigorously defend its filing positions through ongoing discussions with the IRS, the IRS independent appeals process and/or through litigation as necessary.

Abbott reserves for uncertain tax positions related to unresolved matters with the IRS and other taxing authorities. Abbott continues to believe that its reserves for uncertain tax positions are appropriate.

There are numerous other income tax jurisdictions for which tax returns are not yet settled, none of which Abbott expects to be individually significant. Reserves for interest and penalties are not significant.

The Organization for Economic Cooperation & Development (OECD) has proposed a two-pillared plan for a revised international tax system. Pillar 1 proposes to reallocate taxing rights among the jurisdictions in which in-scope multinational corporations operate. Abbott is continuing to analyze the Pillar 1 proposal. Pillar 2 proposes to assess a 15 percent minimum tax on the earnings of in-scope multinational corporations on a country-by-country basis. Numerous countries have enacted legislation to adopt the Pillar 2 model rules with a subset of the rules becoming effective January 1, 2024, and the remaining rules becoming effective January 1, 2025, or in later periods. Abbott is also continuing to analyze the Pillar 2 model rules. Implementation of the OECD proposal may have a material impact on Abbott's Consolidated Financial Statements in the future.

Earnings before taxes, and the related provisions for taxes on earnings, were as follows:

(in millions)	2023	2022	2021
Earnings Before Taxes:			
Domestic	$1,192	$3,732	$3,264
Foreign	5,472	4,574	4,947
Total	$6,664	$8,306	$8,211

(in millions)	2023	2022	2021
Taxes on Earnings:			
Current:			
Domestic	$ 528	$1,309	$ 859
Foreign	874	723	790
Total current	1,402	2,032	1,649
Deferred:			
Domestic	(382)	(610)	(355)
Foreign	(79)	(49)	(154)
Total deferred	(461)	(659)	(509)
Total	$ 941	$1,373	$1,140

Differences between the effective income tax rate and the U.S. statutory tax rate were as follows:

	2023	2022	2021
Statutory tax rate on earnings	21.0%	21.0%	21.0%
Impact of foreign operations	(3.6)	(2.5)	(3.9)
Foreign-derived intangible income benefit	(2.2)	(2.0)	(1.1)
Domestic impairment loss	–	–	(0.1)
Excess tax benefits related to stock compensation	(0.3)	(0.5)	(1.7)
Research tax credit	(1.1)	(0.9)	(0.6)
Resolution of certain tax positions pertaining to prior years	1.2	0.2	(0.7)
Intercompany restructurings and integration	(1.4)	–	0.1
State taxes, net of federal benefit	0.5	0.7	0.4
All other, net	–	0.5	0.5
Effective tax rate on earnings	14.1%	16.5%	13.9%

Impact of foreign operations is primarily derived from operations in Puerto Rico, Switzerland, Ireland, the Netherlands, Costa Rica, Singapore, Malta and Malaysia.

The tax effect of the differences that give rise to deferred tax assets and liabilities were as follows:

(in millions)	2023	2022
Deferred tax assets:		
Compensation and employee benefits	$ 89	$ 230
Trade receivable reserves	221	227
Research and development costs	568	319
Inventory reserves	198	187
Lease liabilities	272	263
Deferred intercompany profit	283	260
NOLs, reserves not currently deductible, credit carryforwards and other	9,922	2,402
Total deferred tax assets before valuation allowance	11,553	3,888
Valuation allowance	(8,690)	(1,169)
Total deferred tax assets	2,863	2,719
Deferred tax liabilities:		
Depreciation	(414)	(376)
Right of Use lease assets	(258)	(252)
Other, primarily the excess of book basis over tax basis of intangible assets	(1,777)	(2,038)
Total deferred tax liabilities	(2,449)	(2,666)
Total net deferred tax assets (liabilities)	$ 414	$ 53

Abbott has incurred losses in a foreign jurisdiction where realization of the future economic benefit was, in previous reporting periods, considered so remote that the benefit was not recognized as a deferred tax asset. In 2023, Abbott concluded that the future economic benefit of the incurred losses is no longer remote and therefore, a deferred tax asset was recognized. Abbott also concluded that it is not more likely than not that the tax benefit associated with the deferred tax asset will be realized; therefore, an offsetting valuation allowance was recognized.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

The following table summarizes the gross amounts of unrecognized tax benefits without regard to reduction in tax liabilities or additions to deferred tax assets and liabilities if such unrecognized tax benefits were settled:

(in millions)	2023	2022
January 1	$2,036	$1,908
Increase due to current year tax positions	225	154
Increase due to prior year tax positions	1,338	108
Decrease due to prior year tax positions	(89)	(115)
Settlements	(144)	3
Lapse of statute	(43)	(22)
December 31	$3,323	$2,036

Abbott's unrecognized tax benefits table includes amounts related to tax positions for which a deferred tax asset has not been recognized because the recognition of the future benefit is not expected. In 2023, Abbott's unrecognized tax benefits increased by $1.3 billion to $3.32 billion, which includes $2.06 billion attributable to tax positions that, if recognized, would result in a deferred tax asset and a related valuation allowance.

The total amount of unrecognized tax benefits that, if recognized, would impact the effective tax rate is approximately $1.22 billion. Abbott believes that it is reasonably possible that the recorded amount of gross unrecognized tax benefits may decrease between $70 million and $1.48 billion, including cash adjustments, within the next twelve months as a result of concluding various domestic and international tax matters.

NOTE 16 — SEGMENT AND GEOGRAPHIC AREA INFORMATION

Abbott's principal business is the discovery, development, manufacture and sale of a broad line of health care products. Abbott's products are generally sold directly to retailers, wholesalers, hospitals, health care facilities, laboratories, physicians' offices and government agencies throughout the world.

Abbott's reportable segments are as follows:

Established Pharmaceutical Products—International sales of a broad line of branded generic pharmaceutical products.

Nutritional Products—Worldwide sales of a broad line of adult and pediatric nutritional products.

Diagnostic Products—Worldwide sales of diagnostic systems and tests for blood banks, hospitals, commercial laboratories and alternate-care testing sites. For segment reporting purposes, the Core Laboratory Diagnostics, Rapid Diagnostics, Molecular Diagnostics and Point of Care Diagnostics businesses are aggregated and reported as the Diagnostic Products segment.

Medical Devices—Worldwide sales of rhythm management, electrophysiology, heart failure, vascular, structural heart, neuromodulation and diabetes care products. For segment reporting purposes, the Cardiac Rhythm Management, Electrophysiology, Heart Failure, Vascular, Structural Heart, Neuromodulation and Diabetes Care divisions are aggregated and reported as the Medical Devices segment.

Abbott's underlying accounting records are maintained on a legal entity basis for government and public reporting requirements. Segment disclosures are on a performance basis consistent with internal management reporting. The cost of some corporate functions and the cost of certain employee benefits are charged to segments at predetermined rates that approximate cost. Remaining costs, if any, are not allocated to segments. In addition, intangible asset amortization is not allocated to operating segments, and intangible assets and goodwill are not included in the measure of each segment's assets.

The following segment information has been prepared in accordance with the internal accounting policies of Abbott, as described above, and are not presented in accordance with generally accepted accounting principles applied to the consolidated financial statements.

(in millions)	Net Sales to External Customers (a)			Operating Earnings (a)		
	2023	2022	2021	2023	2022	2021
Established Pharmaceutical Products	$ 5,066	$ 4,912	$ 4,718	$ 1,206	$ 1,049	$ 889
Nutritional Products	8,154	7,459	8,294	1,333	706	1,763
Diagnostic Products (b)	9,988	16,469	15,526	2,433	6,640	6,237
Medical Devices (b)	16,887	14,802	14,485	5,306	4,436	4,533
Total Reportable Segments	40,095	43,642	43,023	$10,278	$12,831	$13,422
Other	14	11	52			
Total	$40,109	$43,653	$43,075			

(a) In 2023 and 2022, foreign exchange unfavorably impacted net sales and operating earnings. In 2021, foreign exchange favorably impacted net sales and unfavorably impacted operating earnings.

(b) 2022 and 2021 Sales and Operating Earnings for the Diagnostic Products and Medical Devices reportable segments have been updated to reflect the internal transfer of the Acelis Connected Health business from Diagnostic Products to Medical Devices on January 1, 2023.

(in millions)	2023	2022	2021
Total Reportable Segment Operating Earnings	$10,278	$12,831	$13,422
Corporate functions and benefit plan costs	(308)	(509)	(801)
Net interest expense	(252)	(375)	(490)
Share-based compensation	(644)	(685)	(640)
Amortization of intangible assets	(1,966)	(2,013)	(2,047)
Other, net (c)	(444)	(943)	(1,233)
Earnings before Taxes	$ 6,664	$ 8,306	$ 8,211

(c) Other, net includes costs directly related to integrating acquired businesses and restructuring charges in 2023, 2022, and 2021. Charges and expenses for restructuring actions and other cost reduction initiatives were approximately $122 million in 2023, $265 million in 2022, and $375 million in 2021. Other, net in 2023 also includes charges of $100 million related to indefinite-lived intangible asset impairments, partially offset by income arising from fair value changes in contingent consideration related to previous business acquisitions. Other, net in 2022 also includes $176 million of charges related to a voluntary recall within the Nutritional products segment and $111 million of charges related to the impairment of IPR&D intangible assets. Other, net in 2021 also includes costs related to certain litigation.

(in millions)	Depreciation			Additions to Property and Equipment (d)			Total Assets		
	2023	2022	2021	2023	2022	2021	2023	2022	2021
Established Pharmaceuticals	$ 104	$ 97	$ 94	$ 185	$ 175	$ 169	$ 3,118	$ 2,883	$ 2,789
Nutritionals	155	155	151	457	251	174	4,270	3,625	3,425
Diagnostics	499	494	760	750	832	980	7,767	7,985	7,699
Medical Devices	315	311	285	604	335	348	9,029	7,844	7,261
Total Reportable Segments	1,073	1,057	1,290	1,996	1,593	1,671	$24,184	$22,337	$21,174
Other	204	197	201	213	182	201			
Total	$1,277	$1,254	$1,491	$2,209	$1,775	$1,872			

(in millions)	2023	2022
Total Reportable Segment Assets	$24,184	$22,337
Cash and investments	8,078	10,936
Goodwill and intangible assets	32,494	33,253
All other (e)	8,458	7,912
Total Assets	$73,214	$74,438

(d) Amounts exclude property, plant and equipment acquired through business acquisitions.

(e) All other includes the long-term assets associated with the defined benefit plans of $4.16 billion in 2023 and $3.20 billion in 2022.

(in millions)	Net Sales to External Customers (f)		
	2023	2022	2021
United States	$15,452	$18,142	$16,642
Germany	2,345	2,340	2,572
China	2,253	2,133	2,392
India	1,750	1,649	1,561
Switzerland	1,638	1,336	1,313
Japan	1,513	1,932	1,695
Netherlands	1,074	1,111	1,174
All Other Countries	14,084	15,010	15,726
Consolidated	$40,109	$43,653	$43,075

(f) Sales by country are based on the country that sold the product.

Long-lived assets on a geographic basis primarily include property and equipment. It excludes goodwill, intangible assets, deferred tax assets, and financial instruments. At December 31, 2023 and 2022, long-lived assets totaled $16.2 billion and $14.2 billion, respectively, and in the United States such assets totaled $8.9 billion and $7.7 billion, respectively. Long-lived asset balances associated with other countries were not material on an individual country basis in either of the two years.

MANAGEMENT REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

The management of Abbott Laboratories is responsible for establishing and maintaining adequate internal control over financial reporting. Abbott's internal control system was designed to provide reasonable assurance to the company's management and board of directors regarding the preparation and fair presentation of published financial statements.

All internal control systems, no matter how well designed, have inherent limitations. Therefore, even those systems determined to be effective can provide only reasonable assurance with respect to financial statement preparation and presentation.

Abbott's management assessed the effectiveness of the company's internal control over financial reporting as of December 31, 2023. In making this assessment, it used the criteria set forth in *Internal Control — Integrated Framework (2013)* issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on our assessment, we believe that, as of December 31, 2023, the company's internal control over financial reporting was effective based on those criteria.

Abbott's independent registered public accounting firm has issued an audit report on their assessment of the effectiveness of the company's internal control over financial reporting. This report appears on page 64.

Robert B. Ford
Chairman of the Board and Chief Executive Officer

Philip P. Boudreau
Senior Vice President, Finance and Chief Financial Officer

John A. McCoy, Jr.
Vice President, Finance and Controller

February 16, 2024

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and the Board of Directors of Abbott Laboratories

OPINION ON THE FINANCIAL STATEMENTS

We have audited the accompanying consolidated balance sheets of Abbott Laboratories and subsidiaries (the Company) as of December 31, 2023 and 2022, the related consolidated statements of earnings, comprehensive income, shareholders' investment and cash flows for each of the three years in the period ended December 31, 2023, and the related notes (collectively referred to as the "consolidated financial statements"). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2023 and 2022, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2023, in conformity with U.S. generally accepted accounting principles.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company's internal control over financial reporting as of December 31, 2023, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework), and our report dated February 16, 2024 expressed an unqualified opinion thereon.

BASIS FOR OPINION

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audits. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

CRITICAL AUDIT MATTER

The critical audit matter communicated below is a matter arising from the current period audit of the financial statements that was communicated or required to be communicated to the audit committee and that: (1) relates to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective or complex judgments. The communication of the critical audit matter does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the accounts or disclosures to which it relates.

Income taxes – Unrecognized tax benefits

Description of the Matter

As described in Note 15 to the consolidated financial statements, unrecognized tax benefits were approximately $3.3 billion at December 31, 2023. Unrecognized tax benefits are assessed by management quarterly for identification and measurement, or more frequently if there are any indicators suggesting a change in unrecognized tax benefits. Assessing tax positions involves judgment including interpreting tax laws of multiple jurisdictions and assumptions relevant to the measurement of an unrecognized tax benefit, including the estimated amount of tax liability that may be incurred should the tax position not be sustained upon inspection by a tax authority. These judgments and assumptions can significantly affect unrecognized tax benefits.

How We Addressed the Matter in our Audit

We obtained an understanding, evaluated the design and tested the operating effectiveness of controls over the Company's identification and measurement of unrecognized tax benefits, as well as its process for the assessment of events that may indicate a change in unrecognized tax benefits is warranted. For example, we tested controls over management's review of the completeness of identified unrecognized tax benefits, as well as controls over management's review of significant assumptions used within the measurement of unrecognized tax benefits.

With the support of our tax professionals, among other audit procedures performed, we evaluated the reasonableness of management's judgment with respect to the interpretation of tax laws of multiple jurisdictions by reading and evaluating management's documentation, including relevant accounting policies, and by considering how tax law, including statutes, regulations, and case law, affected management's judgments. We tested the completeness of management's assessment of the identification of unrecognized tax benefits and possible outcomes related to it including evaluation of technical merits of the unrecognized tax benefits. We also tested the appropriateness and consistency of management's methods and significant assumptions associated with the measurement of unrecognized tax benefits, including assessing the estimated amount of tax liability that may be incurred should the tax position not be sustained upon inspection by a tax authority.

/s/ Ernst & Young LLP

We have served as the Company's auditor since 2013.

Chicago, Illinois
February 16, 2024

REPORT OF INDEPENDENT REGISTERED
PUBLIC ACCOUNTING FIRM

To the Shareholders and the Board of Directors of Abbott Laboratories

OPINION ON INTERNAL CONTROL
OVER FINANCIAL REPORTING

We have audited Abbott Laboratories and subsidiaries' internal control over financial reporting as of December 31, 2023, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) (the COSO criteria). In our opinion, Abbott Laboratories and subsidiaries (the Company) maintained, in all material respects, effective internal control over financial reporting as of December 31, 2023, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated balance sheets of the Company as of December 31, 2023 and 2022, the related consolidated statements of earnings, comprehensive income, shareholders' investment and cash flows for each of the three years in the period ended December 31, 2023, and the related notes and our report dated February 16, 2024 expressed an unqualified opinion thereon.

BASIS FOR OPINION

The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management Report on Internal Control Over Financial Reporting. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects.

Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

DEFINITION AND LIMITATIONS OF INTERNAL CONTROL
OVER FINANCIAL REPORTING

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

/s/ Ernst & Young LLP

Chicago, Illinois
February 16, 2024

FINANCIAL INSTRUMENTS AND RISK MANAGEMENT

MARKET PRICE SENSITIVE INVESTMENTS

The fair value of equity securities held by Abbott with a readily determinable fair value was approximately $12 million and $9 million as of December 31, 2023 and 2022, respectively. These equity securities are subject to potential changes in fair value. A hypothetical 20 percent decrease in the share prices of these investments would decrease their fair value at December 31, 2023 by approximately $2 million. Changes in the fair value of these securities are recorded in earnings. The fair value of investments in mutual funds that are held in a rabbi trust for the purpose of paying benefits under a deferred compensation plan was approximately $314 million and $298 million as of December 31, 2023 and 2022, respectively. Changes in the fair value of these investments, as well as an offsetting change in the benefit obligation, are recorded in earnings.

NON-PUBLICLY TRADED EQUITY SECURITIES

Abbott holds equity securities that are not traded on public stock exchanges. The carrying value of these investments was $88 million and $83 million as of December 31, 2023 and 2022, respectively. No individual investment is recorded at a value in excess of $20 million. Abbott measures these investments at cost minus impairment, if any, plus or minus changes resulting from observable price changes in orderly transactions for the identical or a similar investment of the same issuer.

INTEREST RATE SENSITIVE FINANCIAL INSTRUMENTS

At December 31, 2023 and 2022, Abbott had interest rate hedge contracts with notional values totaling $2.2 billion and $2.9 billion, respectively, to manage its exposure to changes in the fair value of debt. The effect of these hedges is to change the fixed interest rate to a variable rate for the portion of the debt that is hedged. Abbott does not use derivative financial instruments, such as interest rate swaps, to manage its exposure to changes in interest rates for its investment securities. The fair value of long-term debt at December 31, 2023 and 2022 amounted to $14.8 billion and $16.3 billion, respectively (average interest rates of 3.6% and 3.5% as of December 31, 2023 and 2022, respectively) with maturities through 2046. At December 31, 2023 and 2022, the fair value of current and long-term investment securities amounted to approximately $1.2 billion and $1.1 billion, respectively. A hypothetical 100-basis point change in the interest rates would not have a material effect on cash flows, income or fair values.

FOREIGN CURRENCY SENSITIVE FINANCIAL INSTRUMENTS

Certain Abbott foreign subsidiaries enter into foreign currency forward exchange contracts to manage exposures to changes in foreign exchange rates for anticipated intercompany purchases by those subsidiaries whose functional currencies are not the U.S. dollar. These contracts are designated as cash flow hedges of the variability of the cash flows due to changes in foreign currency exchange rates and are marked-to-market with the resulting gains or losses reflected in Accumulated other comprehensive income (loss). Gains or losses will be included in Cost of products sold at the time the products are sold, generally within the next twelve to eighteen months. At December 31, 2023 and 2022, Abbott held $7.3 billion and $7.7 billion of notional values, respectively, of such contracts. Contracts held at December 31, 2023 will mature in 2024 or 2025 depending on the contract. Contracts held at December 31, 2022 matured in 2023 or will mature in 2024 depending upon the contract.

Abbott enters into foreign currency forward exchange contracts to manage its exposure to foreign currency denominated intercompany loans and trade payables and third-party trade payables and receivables. The contracts are marked-to-market, and resulting gains or losses are reflected in income and are generally offset by losses or gains on the foreign currency exposure being managed. At December 31, 2023 and 2022, Abbott held $13.8 billion and $12.0 billion of notional values, respectively, of such contracts, which mature within 13 months.

Abbott has designated a yen-denominated, 5-year term loan of approximately $419 million and $446 million as of December 31, 2023 and December 31, 2022, respectively, as a hedge of the net investment in certain foreign subsidiaries. The change in the value of the debt, which is due to changes in foreign exchange rates, is recorded in Accumulated other comprehensive income (loss), net of tax.

The following table reflects the total foreign currency forward exchange contracts outstanding at December 31, 2023 and 2022:

(dollars in millions)	2023			2022		
	Contract Amount	Weighted Average Exchange Rate	Fair and Carrying Value Receivable/ (Payable)	Contract Amount	Weighted Average Exchange Rate	Fair and Carrying Value Receivable/ (Payable)
Primarily U.S. dollars to be exchanged for the following currencies:						
Euro	$ 9,221	1.0865	$(35)	$ 7,656	1.0664	$ 92
Chinese Yuan	2,115	7.0785	3	2,264	6.8825	12
Japanese Yen	1,635	138.2288	24	1,797	133.0344	(7)
All other currencies	8,189	n/a	(54)	8,029	n/a	89
Total	$21,160		$(62)	$19,746		$186

FINANCIAL REVIEW

Abbott's revenues are derived primarily from the sale of a broad line of health care products, which include medical devices, diagnostic testing products, nutritional products and branded generic pharmaceuticals. These products are sold under short-term receivable arrangements. Patent protection and licenses, technological and performance features, and inclusion of Abbott's products under a contract most impact which products are sold; price controls, competition and rebates most impact the net selling prices of products; and the measurement of net sales and costs is impacted by foreign currency translation. Sales in international markets comprise 61 percent of consolidated net sales.

Over the period from 2020 through 2023, the coronavirus (COVID-19) pandemic affected Abbott's diversified health care businesses in various ways. Abbott's Diagnostics segment experienced the most significant change in sales from 2020 to 2023 as a result of the COVID-19 pandemic. (The Diagnostics segment includes the Rapid Diagnostics, Core Laboratory Diagnostics, Molecular Diagnostics and Point of Care Diagnostics businesses.) After mobilizing its teams across multiple fronts in 2020 and 2021, Abbott developed and launched multiple types of new diagnostic tests to detect COVID-19. Tests were launched in the U.S. pursuant to Emergency Use Authorizations (EUA) and in countries outside of the U.S. pursuant to CE Marks.

During the pandemic, COVID-19 testing-related sales grew to 17.8 percent and 19.2 percent of Abbott's sales in 2021 and 2022, respectively. Abbott's COVID-19 testing-related sales totaled approximately $7.7 billion in 2021 and $8.4 billion in 2022, led by sales related to Abbott's BinaxNOW, Panbio and ID NOW rapid testing platforms. Demand for COVID-19 tests was volatile during the pandemic as the number of COVID-19 cases, especially in the U.S., fluctuated during this period.

In 2023, the pandemic shifted to an endemic state and the U.S. federal public health emergency expired, resulting in significantly lower demand for COVID-19 tests. In 2023, Abbott's COVID-19 testing-related sales totaled approximately $1.6 billion, of which $730 million occurred in the first quarter of 2023. Demand for COVID-19 tests is expected to continue to be unpredictable in 2024.

With respect to other products sold by the Diagnostics segment, demand for routine diagnostic testing generally fluctuated throughout the pandemic with changes in the number of COVID-19 cases in various geographic regions. Across Abbott's cardiovascular and neuromodulation businesses, procedure volumes were negatively impacted during the pandemic by surges of COVID-19 in various geographies as well as intermittent COVID-19 lockdown restrictions and healthcare staffing challenges. Despite such challenges, overall volume trends improved in several cardiovascular businesses and in routine diagnostic testing in 2022 and that growth continued in 2023. While Abbott's branded generic pharmaceuticals business was also negatively affected by the pandemic in 2020 as COVID-19 spread across emerging market countries, volumes recovered and grew over the 2021 to 2023 period. Abbott's nutritional and diabetes care businesses were the least affected by the pandemic.

While Abbott's total sales over the last three years were most significantly affected by the impacts of the COVID-19 pandemic, sales over this period also reflect the introduction of new products across various businesses, as well as higher sales of various existing products. Sales in emerging markets, which represent approximately 38 percent of total company sales, increased 5.4 percent in 2023 and 5.6 percent in 2022, excluding the impact of foreign exchange. (Emerging markets include all countries, except the United States, Japan, Canada, Australia, New Zealand and Western European countries.)

In U.S. Pediatric Nutritionals, Abbott initiated a voluntary recall in February 2022 of certain infant powder formula products manufactured at its facility in Sturgis, Michigan and stopped production at the facility. On May 16, 2022, Abbott entered into a consent decree with the U.S. Food and Drug Administration (FDA) on the steps necessary to resume production and maintain the Sturgis facility and operations. On July 1, 2022, Abbott restarted partial production at the facility beginning with its specialty formula EleCare® and metabolic formulas. Subsequently, Abbott restarted Similac® production. The consent decree does not affect any other Abbott plants or operations.

In 2022, Abbott took various actions to mitigate the impact of the recall on the supply of formula in the U.S. The 2022 actions included the shipment of infant formula powder into the U.S. from Abbott's FDA-registered facility in Ireland; prioritization of infant formula production at its Columbus, Ohio facility; conversion of other liquid manufacturing lines into manufacturing Similac liquid ready-to-feed product; increased production of powder infant formula at its Casa Grande, Arizona manufacturing site; and importation of product from its facility in Spain as permitted by the FDA.

In 2023, as Abbott's production of infant formula increased in the U.S., Abbott made progress toward recovering market share in this business. In the fourth quarter of 2023, Abbott returned to having the market-leading position in the U.S., as measured on a volume basis.

Over the last three years, Abbott's operating margin as a percentage of sales decreased from 19.6 percent in 2021 to 19.2 percent in 2022 and 16.2 percent in 2023. The decrease in 2023 from 2021 reflects the unfavorable effects of lower COVID-19 testing-related sales, foreign exchange, and higher costs for various manufacturing inputs. The decrease in 2022 from 2021 reflects the impact of the voluntary infant product recall and manufacturing stoppage in U.S. Pediatric Nutritionals and the impact of inflation and supply chain challenges on various manufacturing inputs and transportation costs across Abbott's businesses. In both 2023 and 2022, these unfavorable effects were partially offset by the favorable impact of margin improvement initiatives.

While Abbott experienced availability issues with some services and materials used in its products over the last three years, Abbott was able to manage the various supply chain challenges without significant supply disruption or shortage for services, raw materials and supplies. While Abbott experienced inflationary pressures on various raw materials, packaging materials and transportation costs over the last three years, the impact of such cost increases was partially mitigated by price increases in certain businesses and the impact of continued gross margin improvement initiatives.

FINANCIAL REVIEW

With respect to the performance of each reportable segment over the last three years, sales in the Medical Devices segment, excluding the impact of foreign exchange, increased 15.1 percent in 2023 and 8.1 percent in 2022. The sales increases in 2023 and 2022 were driven by growth in Diabetes Care, Electrophysiology, Heart Failure, and Structural Heart. The 2023 increase was also driven by growth in Neuromodulation sales.

In 2023, operating earnings for the Medical Devices segment increased 19.6 percent. The operating margin profile for the Medical Devices segment decreased from 31.3 percent in 2021 to 30.0 percent in 2022 and then increased to 31.4 percent in 2023. The decrease in 2022 from 2021 reflects various factors, including the impacts of inflationary pressures and supply chain challenges related to various manufacturing inputs and processes. The increase in 2023 from 2022 reflects the impact of higher sales volumes across the Medical Devices businesses.

In 2023, key product approvals in the Medical Devices segment included:

- FDA clearance for Navitor, Abbott's second-generation transcatheter aortic valve implantation system to treat people with severe aortic stenosis who are at high or extreme risk for open-heart surgery,

- FDA clearance of Abbott's Freestyle Libre continuous glucose monitoring system for integration with automated insulin delivery systems,

- FDA approval of Abbott's Epic® Max stented tissue valve to treat people with aortic regurgitation or stenosis,

- FDA approval of Abbott's TactiFlex® Ablation Catheter, Sensor Enabled™, the world's first ablation catheter with a flexible electrode tip and contact force sensing technology to treat patients with atrial fibrillation,

- FDA approval of Abbott's AVEIR™ dual-chamber leadless pacemaker system, the world's first dual chamber leadless pacing system that treats people with abnormal or slow heart rhythms, and

- CE Mark for Abbott's AVEIR single-chamber leadless pacemaker.

In Abbott's Diagnostics segment, sales decreased 38.2 percent in 2023 and increased 10.4 percent in 2022, excluding the impact of foreign exchange. As was discussed above, the 2023 sales decrease was driven by lower demand for Abbott's COVID-19 tests, partially offset by higher routine diagnostics testing in the core laboratory business. The 2022 sales growth was driven by demand for Abbott's portfolio of rapid diagnostics tests for COVID-19 and higher routine diagnostics testing in the core laboratory business, partially offset by lower demand for Abbott's laboratory-based tests for COVID-19 in the molecular diagnostics business.

In 2023, operating earnings for the Diagnostics segment decreased 63.4 percent. The operating margin profile decreased from 40.2 percent in 2021 to 24.4 percent in 2023 primarily due to lower demand for Abbott's COVID-19 tests.

Abbott has regulatory approvals in the U.S., Europe, China, and other markets for the "Alinity c" and "Alinity i" instruments and has continued to build out its test menu for clinical chemistry and immunoassay diagnostics. Abbott has obtained regulatory approval for the "Alinity h" system for hematology in the U.S., Europe, Japan and other regions. Abbott has also obtained regulatory approvals in the U.S., Europe and other markets for the "Alinity s" (blood screening) and "Alinity m" (molecular) instruments and several testing assays. In the fourth quarter of 2023, Abbott received FDA approval of its new laboratory automation system, GLP systems Track™, to help laboratories optimize the performance and safety of diagnostics testing.

In Abbott's Nutritional Products segment, total pediatric nutrition sales, excluding the impact of foreign exchange, increased 14.8 percent in 2023, which includes market share recovery in the U.S. infant formula business following the voluntary recall of certain products in the prior year. In 2022, pediatric nutrition sales decreased 16.6 percent as a result of the voluntary recall and manufacturing stoppage discussed above, as well as challenging market dynamics in China. In December 2022, Abbott initiated steps to exit its pediatric nutrition business in China. Excluding the impact of foreign exchange, total adult nutrition sales increased 8.8 percent in 2023 and 4.8 percent in 2022, led by the continued growth of Abbott's Ensure® and Glucerna® products across several countries.

In 2023, operating earnings for the Nutritional Products segment increased 88.9 percent compared to 2022. Operating margins for this segment decreased from 21.3 percent in 2021 to 9.5 percent in 2022 and then increased to 16.4 percent in 2023. The decrease in 2022 was driven by the impact of the voluntary infant product recall and manufacturing stoppage as well as higher manufacturing and distribution costs, including commodity prices, partially offset by the impact of gross margin improvement initiatives. The increase in 2023 reflects the favorable effects of higher sales and a continued focus on gross margin improvement initiatives, partially offset by higher commodity and other costs.

The Established Pharmaceutical Products segment focuses on the sale of its products in emerging markets. Excluding the impact of foreign exchange, Established Pharmaceutical sales increased 10.9 percent in 2023 and 10.6 percent in 2022. The sales increases in 2023 and 2022 reflect higher sales in several geographies including India, Vietnam, and Brazil. In 2023, operating earnings for the Established Pharmaceutical Products segment increased 15.0 percent. Operating margins increased from 18.8 percent in 2021 to 23.8 percent in 2023 primarily due to the impact of gross margin improvement initiatives and higher sales, partially offset by inflation on various product inputs.

With respect to Abbott's financial position, at December 31, 2023 and 2022, Abbott's cash and cash equivalents and short-term investments total approximately $7.3 billion and $10.2 billion, respectively. Abbott's long-term debt totals $14.7 billion and $16.8 billion at December 31, 2023 and 2022, respectively.

FINANCIAL REVIEW

Abbott declared dividends of $2.08 per share in 2023 and $1.92 per share in 2022, an increase of 8.3 percent. Dividends paid totaled $3.556 billion compared to $3.309 billion in 2022. The year-over-year change in the amount of dividends paid reflects the increase in the dividend rate. In December 2023, Abbott increased the company's quarterly dividend by 7.8 percent to $0.55 per share from $0.51 per share, effective with the dividend paid in February 2024. In December 2022, Abbott increased the company's quarterly dividend by 8.5 percent to $0.51 per share from $0.47 per share, effective with the dividend paid in February 2023.

On September 22, 2023, Abbott completed the acquisition of Bigfoot Biomedical, Inc. (Bigfoot), which will further Abbott's efforts to develop connected solutions for making diabetes management more personal and precise. On April 27, 2023, Abbott completed the acquisition of Cardiovascular Systems, Inc. (CSI). CSI's atherectomy system, which is used in treating peripheral and coronary artery disease, adds complementary technologies to Abbott's portfolio of vascular device offerings.

In 2024, Abbott will focus on continuing to invest in product development areas that provide the opportunity for strong sustainable growth over the next several years. In its diagnostics business, Abbott's focus will include driving sales growth from its Alinity suite of diagnostics instruments and its portfolio of rapid diagnostic testing systems. In the medical devices business, Abbott will focus on growing recently launched new products and expanding its market position across the various businesses. In its nutritional business, Abbott will continue to focus on driving growth globally and further enhancing its portfolio with the introduction of science-based products and line extensions. In the established pharmaceuticals business, Abbott will continue to focus on growing its business with the depth and breadth of its portfolio in emerging markets.

CRITICAL ACCOUNTING POLICIES

Sales Rebates — In 2023, 49 percent of Abbott's consolidated gross revenues were subject to various forms of rebates and allowances that Abbott recorded as reductions of revenues at the time of sale. Most of these rebates and allowances in 2023 are in the Nutritional Products and Diabetes Care businesses. Abbott provides rebates to state agencies that administer the Special Supplemental Nutrition Program for Women, Infants, and Children (WIC), wholesalers, group purchasing organizations, and other government agencies and private entities. Rebate amounts are usually based upon the volume of purchases using contractual or statutory prices for a product. Factors used in the rebate calculations include the identification of which products have been sold subject to a rebate, which customer or government agency price terms apply, and the estimated lag time between sale and payment of a rebate. Using historical trends, adjusted for current changes, Abbott estimates the amount of the rebate that will be paid, and records the liability as a reduction of gross sales when Abbott records its sale of the product. Settlement of the rebate generally occurs from one to six months after sale. Abbott regularly analyzes the historical rebate trends and makes adjustments to reserves for changes in trends and terms of rebate programs. Rebates and chargebacks charged against gross sales in 2023, 2022, and 2021 amounted to approximately $3.9 billion per year, or 17.4 percent, 17.6 percent, and 17.5 percent of gross sales, respectively, based on gross sales of approximately $22.7 billion, $22.4 billion, and $22.3 billion, respectively, subject to rebate. A one-percentage point increase in the percentage of rebates to related gross sales would decrease net sales by approximately $227 million in 2023. Abbott considers a one-percentage point increase to be a reasonably likely increase in the percentage of rebates to related gross sales. Other allowances charged against gross sales were approximately $263 million, $280 million, and $268 million for cash discounts in 2023, 2022, and 2021, respectively, and $169 million, $379 million, and $211 million for returns in 2023, 2022, and 2021, respectively. Cash discounts are known within 15 to 30 days of sale, and therefore can be reliably estimated. Returns can be reliably estimated because Abbott's historical returns are low, and because sales returns terms and other sales terms have remained relatively unchanged for several periods.

Management analyzes the adequacy of ending rebate accrual balances each quarter. In the domestic nutritional business, management uses both internal and external data available to estimate the accruals. In the WIC business, estimates are required for the amount of WIC sales within each state where Abbott holds the WIC contract. The state where the sale is made, which is the determining factor for the applicable rebated price, is reliably determinable. Rebated prices are based on contractually obligated agreements generally lasting a period of two to four years. Except for a change in contract price or a transition period before or after a change in the supplier for the WIC business in a state, accruals are based on historical redemption rates and data from the U.S. Department of Agriculture (USDA) and the states submitting rebate claims. The USDA, which administers the WIC program, has been making its data available for many years. Management also estimates the states' processing lag time based on sales and claims data. Management has access to several large customers' inventory management data, which allows management to make reliable estimates of inventory in the retail distribution channel. At December 31, 2023, Abbott had WIC business in 40 states.

Historically, adjustments to prior years' rebate accruals have not been material to net earnings. Abbott employs various techniques to verify the accuracy of claims submitted to it, and where possible, works with the organizations submitting claims to gain insight into changes that might affect the rebate amounts. For government agency programs, the calculation of a rebate involves interpretations of relevant regulations, which are subject to challenge or change in interpretation.

FINANCIAL REVIEW

Income Taxes — Abbott operates in numerous countries where its income tax returns are subject to audits and adjustments. Because Abbott operates globally, the nature of the audit items is often very complex, and the objectives of the government auditors can result in a tax on the same income in more than one country. Abbott employs internal and external tax professionals to minimize audit adjustment amounts where possible. In accordance with the accounting rules relating to the measurement of tax contingencies, in order to recognize an uncertain tax benefit, the taxpayer must be more likely than not of sustaining the position, and the measurement of the benefit is calculated as the largest amount that is more than 50 percent likely to be realized upon resolution of the benefit. Application of these rules requires a significant amount of judgment. In the U.S., Abbott's federal income tax returns through 2016 were settled as of December 31, 2023. Undistributed foreign earnings remain indefinitely reinvested in foreign operations. Determining the amount of unrecognized deferred tax liability related to any remaining undistributed foreign earnings not subject to the transition tax and additional outside basis difference in its foreign entities is not practicable.

Pension and Post-Employment Benefits — Abbott offers pension benefits and post-employment health care to many of its employees. Abbott engages outside actuaries to assist in the determination of the obligations and costs under these programs. Abbott must develop long-term assumptions, the most significant of which are the health care cost trend rates, discount rates and the expected return on plan assets. The discount rates used to measure liabilities were determined based on high-quality fixed income securities that match the duration of the expected retiree benefits. The health care cost trend rates represent Abbott's expected annual rates of change in the cost of health care benefits and are a forward projection of health care costs as of the measurement date. A difference between the assumed rates and the actual rates, which will not be known for years, can be significant in relation to the obligations and the annual cost recorded for these programs. The net actuarial gains for these plans in 2023 reflect the impact of actual asset returns during the year in excess of expected returns, partially offset by the impact of lower discount rates on the measurement of plan liabilities. At December 31, 2023, pretax net actuarial losses and prior service costs and (credits) recognized in Accumulated other comprehensive income (loss) were net losses of $1.8 billion for Abbott's defined benefit plans and net losses of $40 million for Abbott's medical and dental plans. Actuarial losses and gains are amortized over the remaining service attribution periods of the employees under the corridor method, in accordance with the rules for accounting for post-employment benefits. Differences between the expected long-term return on plan assets and the actual annual return are amortized over a five-year period.

Valuation of Intangible Assets — Abbott has acquired and continues to acquire significant intangible assets that Abbott records at fair value at the acquisition date. Transactions involving the purchase or sale of intangible assets occur with some frequency between companies in the health care field and valuations are usually based on a discounted cash flow analysis. The discounted cash flow model requires assumptions about the timing and amount of future net cash flows, risk, cost of capital, terminal values and market participants. Each of these factors can significantly affect the value of the intangible asset. Abbott engages independent valuation experts who review Abbott's critical assumptions and calculations for acquisitions of significant intangibles. Abbott reviews definite-lived intangible assets for impairment each quarter. An undiscounted net cash flows approach is used to test for impairment. If the undiscounted cash flows of an intangible asset are less than the carrying value of an intangible asset, the intangible asset is written down to its fair value, which is usually the discounted cash flow amount. Where cash flows cannot be identified for an individual asset, the review is applied at the lowest group level for which cash flows are identifiable. Goodwill and indefinite-lived intangible assets, which relate to in-process research and development acquired in a business combination, are reviewed for impairment annually or when an event that could result in an impairment occurs. At December 31, 2023, goodwill amounted to $23.7 billion and net intangibles amounted to $8.8 billion. Amortization expense for intangible assets amounted to $2.0 billion per year in 2023, 2022 and 2021. There was no reduction of goodwill relating to impairments in 2023, 2022, and 2021.

Litigation — Abbott accounts for litigation losses in accordance with Financial Accounting Standards Board (FASB) Accounting Standards Codification (ASC) No. 450, "Contingencies." Under ASC No. 450, loss contingency provisions are recorded for probable losses at management's best estimate of a loss, or when a best estimate cannot be made, a minimum loss contingency amount is recorded. These estimates are often initially developed substantially earlier than the ultimate loss is known, and the estimates are refined each accounting period as additional information becomes known. Accordingly, Abbott is often initially unable to develop a best estimate of loss, and therefore the minimum amount, which could be zero, is recorded. As information becomes known, either the minimum loss amount is increased, resulting in additional loss provisions, or a best estimate can be made, also resulting in additional loss provisions. Occasionally, a best estimate amount is changed to a lower amount when events result in an expectation of a more favorable outcome than previously expected. Abbott estimates the range of possible loss to be from approximately $30 million to $45 million for its legal proceedings and environmental exposures. Accruals of approximately $40 million have been recorded at December 31, 2023 for these proceedings and exposures. These accruals represent management's best estimate of probable loss, as defined by FASB ASC No. 450, "Contingencies."

FINANCIAL REVIEW

RESULTS OF OPERATIONS

SALES

The following table details the components of sales growth by reportable segment for the last two years:

	Total % Change	Components of % Change		
		Price	Volume	Exchange
Total Net Sales				
2023 vs. 2022	(8.1)	2.6	(8.7)	(2.0)
2022 vs. 2021	1.3	(0.3)	6.7	(5.1)
Total U.S.				
2023 vs. 2022	(14.8)	1.1	(15.9)	—
2022 vs. 2021	9.0	(0.6)	9.6	—
Total International				
2023 vs. 2022	(3.3)	3.7	(3.5)	(3.5)
2022 vs. 2021	(3.5)	—	4.7	(8.2)
Established Pharmaceutical Products Segment				
2023 vs. 2022	3.1	6.0	4.9	(7.8)
2022 vs. 2021	4.1	3.7	6.9	(6.5)
Nutritional Products Segment				
2023 vs. 2022	9.3	11.4	0.2	(2.3)
2022 vs. 2021	(10.1)	7.4	(13.6)	(3.9)
Diagnostic Products Segment				
2023 vs. 2022	(39.4)	(0.9)	(37.3)	(1.2)
2022 vs. 2021	6.0	(5.5)	15.9	(4.4)
Medical Devices Segment				
2023 vs. 2022	14.1	1.0	14.1	(1.0)
2022 vs. 2021	2.2	(0.2)	8.3	(5.9)

The decrease in total net sales in 2023 reflects the decline in demand for Abbott's rapid diagnostic tests to detect COVID-19, partially offset by higher sales in the Medical Devices, Established Pharmaceutical Products and Nutritional Products segments. Abbott's COVID-19 testing-related sales totaled approximately $1.6 billion in 2023, $8.4 billion in 2022 and $7.7 billion in 2021. Excluding the impact of COVID-19 testing-related sales, Abbott's total net sales increased 9.2 percent in 2023. Excluding the impacts of COVID-19 testing-related sales and foreign exchange, Abbott's total net sales increased 11.7 percent. Abbott's net sales in 2023 were unfavorably impacted by changes in foreign exchange rates as the relatively stronger U.S. dollar decreased total international sales by 3.5 percent and total sales by 2.0 percent.

The increase in total net sales in 2022 reflects growth in demand for Abbott's rapid diagnostic tests to detect COVID-19 as well as growth in the Established Pharmaceutical Products and Medical Devices segments, partially offset by lower Nutritional Products sales.

Excluding the impact of COVID-19 testing-related sales, Abbott's total net sales decreased 0.3 percent in 2022. Excluding the impacts of COVID-19 testing-related sales and foreign exchange, Abbott's 2022 total net sales increased 5.1 percent. Abbott's net sales in 2022 were unfavorably impacted by changes in foreign exchange rates as the relatively stronger U.S. dollar decreased total international sales by 8.2 percent and total sales by 5.1 percent.

The price declines related to the Diagnostic Products segment in 2023 and 2022 primarily reflect lower pricing for COVID-19 tests.

The table below provides detail by sales category for the years ended December 31. Percent changes are versus the prior year and are based on unrounded numbers.

(dollars in millions)	2023	2022	Total Change	Impact of Exchange	Total Change Excl. Exchange
Total Established Pharmaceuticals —					
Key Emerging Markets	$3,807	$3,766	1.1%	(9.2)%	10.3%
Other	1,259	1,146	9.8	(3.0)	12.8
Nutritionals —					
International Pediatric Nutritionals	1,957	1,919	2.0	(3.2)	5.2
U.S. Pediatric Nutritionals	1,977	1,562	26.6	—	26.6
International Adult Nutritionals	2,784	2,621	6.2	(4.2)	10.4
U.S. Adult Nutritionals	1,436	1,357	5.8	—	5.8
Diagnostics —					
Core Laboratory	5,159	4,888	5.5	(2.9)	8.4
Molecular	574	995	(42.3)	(0.7)	(41.6)
Point of Care	565	525	7.5	(0.2)	7.7
Rapid Diagnostics	3,690	10,061	(63.3)	(0.4)	(62.9)
Medical Devices —					
Rhythm Management	2,255	2,119	6.5	(1.0)	7.5
Electrophysiology	2,195	1,927	13.9	(2.0)	15.9
Heart Failure	1,161	1,035	12.1	0.1	12.0
Vascular	2,681	2,483	8.0	(1.3)	9.3
Structural Heart	1,944	1,712	13.6	(0.7)	14.3
Neuromodulation	890	770	15.5	(0.9)	16.4
Diabetes Care	5,761	4,756	21.1	(0.8)	21.9

FINANCIAL REVIEW

(dollars in millions)	2022	2021	Total Change	Impact of Exchange	Total Change Excl. Exchange
Total Established Pharmaceuticals —					
Key Emerging Markets	$ 3,766	$3,565	5.6%	(6.5)%	12.1%
Other	1,146	1,153	(0.6)	(6.7)	6.1
Nutritionals —					
International Pediatric Nutritionals	1,919	2,106	(8.9)	(5.0)	(3.9)
U.S. Pediatric Nutritionals	1,562	2,192	(28.7)	—	(28.7)
International Adult Nutritionals	2,621	2,632	(0.4)	(8.0)	7.6
U.S. Adult Nutritionals	1,357	1,364	(0.5)	—	(0.5)
Diagnostics —					
Core Laboratory	4,888	5,128	(4.7)	(6.6)	1.9
Molecular	995	1,427	(30.3)	(2.9)	(27.4)
Point of Care	525	536	(2.1)	(1.5)	(0.6)
Rapid Diagnostics	10,061	8,435	19.3	(3.5)	22.8
Medical Devices —					
Rhythm Management	2,119	2,198	(3.6)	(5.1)	1.5
Electrophysiology	1,927	1,907	1.1	(6.2)	7.3
Heart Failure	1,035	1,007	2.8	(2.1)	4.9
Vascular	2,483	2,654	(6.4)	(5.4)	(1.0)
Structural Heart	1,712	1,610	6.3	(6.7)	13.0
Neuromodulation	770	781	(1.4)	(2.3)	0.9
Diabetes Care	4,756	4,328	9.9	(7.5)	17.4

Notes:

The Acelis Connected Health business was internally transferred from Diagnostic Products to Medical Devices on January 1, 2023. As a result, $115 million of sales in 2022 and $118 million of sales in 2021 were moved from Diagnostic Products to Medical Devices.

In order to compute results excluding the impact of exchange rates, current year U.S. dollar sales are multiplied or divided, as appropriate, by the current year average foreign exchange rates and then those amounts are multiplied or divided, as appropriate, by the prior year average foreign exchange rates.

Total Established Pharmaceutical Products sales increased 10.9 percent in 2023 and 10.6 percent in 2022, excluding the unfavorable impact of foreign exchange. Excluding the effect of foreign exchange, sales in Key Emerging Markets for Established Pharmaceutical Products increased 10.3 percent in 2023 and 12.1 percent in 2022, led by growth in several countries and across several therapeutic areas, including cardiometabolic, central nervous system/pain management and respiratory. Other Emerging Markets, excluding the effect of foreign exchange, increased by 12.8 percent in 2023 and 6.1 percent in 2022.

Excluding the impact of foreign exchange, total Nutritional Products sales increased 11.6 percent in 2023 compared to a 6.2 percent decrease in 2022. In U.S. Pediatric Nutritional sales, the 26.6 percent increase in 2023 reflects progress in recovering market share in 2023 following the voluntary recall of certain infant formula products in the first quarter of 2022, as well as the unfavorable 2022 impact of the recall, partially offset by a decrease in 2023 Pedialyte® sales. In 2022, U.S. Pediatric Nutritional sales decreased 28.7 percent as a result of the voluntary recall and production stoppage of certain infant powder formula products, partially offset by increased demand for Abbott's Pedialyte products.

Excluding the effect of foreign exchange, the 5.2 percent increase in International Pediatric Nutritional sales in 2023 reflects higher sales in Latin America and Canada, partially offset by the impact of exiting the pediatric nutrition business in China. In 2022, the 3.9 percent decrease in International Pediatric Nutritional sales, excluding the effect of foreign exchange, reflects the impact of the challenging market dynamics in the infant category in China, partially offset by higher sales volumes in several countries in Southeast Asia and Latin America.

In 2023 and 2022, U.S. Adult Nutritional sales increased 5.8 percent and decreased 0.5 percent, respectively. The growth in 2023 was led by higher Ensure® and Glucerna® product sales. In 2022, the growth of the Ensure brand was offset by lower sales of other products and the impact of temporarily utilizing liquid manufacturing capacity to manufacture infant formula. In 2023 and 2022, International Adult Nutritionals sales, excluding the effect of foreign exchange, increased 10.4 percent and 7.6 percent, respectively, led by growth of Ensure® and Glucerna® products in various countries.

Excluding the effect of foreign exchange, Diagnostics segment sales decreased 38.2 percent in 2023 and increased 10.4 percent in 2022, driven by changes in demand for COVID-19 tests. Rapid Diagnostics sales decreased 62.9 percent in 2023 and increased 22.8 percent in 2022, excluding the effect of foreign exchange. The decrease in 2023 reflects lower demand for COVID-19 tests across Abbott's rapid testing platforms. Rapid Diagnostics COVID-19 testing-related sales were $1.5 billion in 2023, $7.9 billion in 2022 and $6.6 billion in 2021.

In 2023, Rapid Diagnostics sales were virtually unchanged, excluding COVID-19 testing-related sales. Rapid Diagnostics sales increased 1.3 percent, excluding the impact of foreign exchange and COVID-19 testing-related sales. Growth in various Rapid Diagnostics products was partially offset by the unfavorable effects of an early 2022 flu season and a later start of the 2023 flu season. In 2022, Rapid Diagnostics sales increased 17.0 percent, excluding COVID-19 testing-related sales, and 20.5 percent, excluding the impact of foreign exchange and COVID-19 testing-related sales. These increases reflect higher sales of ID NOW tests for flu, strep, and respiratory syncytial virus (RSV), as well as growth in various other Rapid Diagnostics products.

FINANCIAL REVIEW

In Core Laboratory Diagnostics, sales increased 8.4 percent in 2023 and 1.9 percent in 2022, excluding the effect of foreign exchange. The increases in 2023 and 2022 were due to higher year-over-year volume of routine diagnostic testing performed in hospitals and other laboratories, partially offset by lower test sales for the detection of COVID-19 IgG and IgM antibodies. Core Laboratory Diagnostics COVID-19 testing-related sales on Abbott's ARCHITECT and Alinity i platforms were $20 million in 2023, $62 million in 2022, and $204 million in 2021. Excluding COVID-19 testing-related sales, Core Laboratory Diagnostics sales increased 6.5 percent in 2023 and decreased 2.0 percent in 2022. Excluding the impact of foreign exchange and COVID-19 testing-related sales, Core Laboratory Diagnostics sales increased 9.4 percent in 2023 and 4.8 percent in 2022.

In Molecular Diagnostics, sales decreased 41.6 percent in 2023 and 27.4 percent in 2022, excluding the effect of foreign exchange. In both years the decreases were driven by lower demand for laboratory-based molecular tests for COVID-19. Molecular Diagnostics COVID-19 testing-related sales were $43 million in 2023, $411 million in 2022 and $891 million in 2021. In 2023, Molecular Diagnostics sales decreased 9.2 percent, excluding COVID-19 testing-related sales, and decreased 8.1 percent, excluding the impact of foreign exchange and COVID-19 testing-related sales. 2023 sales were impacted by lower demand for respiratory testing compared to significantly higher-than-usual demand in 2022. In 2022, Molecular Diagnostics sales increased 9.0 percent, excluding COVID-19 testing-related sales, and 13.8 percent, excluding the impact of foreign exchange and COVID-19 testing-related sales.

Excluding the effect of foreign exchange, total Medical Devices sales grew 15.1 percent in 2023 and 8.0 percent in 2022, led by double-digit growth in 2023 in Diabetes Care, Structural Heart, Heart Failure, Neuromodulation and Electrophysiology. Higher Diabetes Care sales were driven by continued growth of FreeStyle Libre®, Abbott's continuous glucose monitoring system, in the U.S. and internationally. FreeStyle Libre sales totaled $5.3 billion in 2023, which reflected a 25.5 percent increase, excluding the effect of foreign exchange, over 2022 when FreeStyle Libre sales totaled $4.3 billion.

In 2022, while procedure volumes across Abbott's cardiovascular and neuromodulation businesses were negatively impacted by surges of COVID-19 in various geographies, as well as intermittent COVID-19 lockdown restrictions in China and healthcare staffing challenges throughout the year, overall volumes improved from 2021 levels.

In 2023, the 15.9 percent increase in Electrophysiology sales, excluding the effect of foreign exchange, primarily reflects higher procedure volumes in the U.S., China, and various European countries. In 2022, Electrophysiology sales increased 7.3 percent, excluding the effect of foreign exchange, due to an increase in procedure volumes and the continued roll-out of Abbott's EnSite X® EP System with EnSite Omnipolar Technology (OT), a new cardiac mapping platform available in the U.S., Japan and across Europe.

In Neuromodulation, the 16.4 percent increase in 2023 sales, excluding the effect of foreign exchange, was driven by the recent launch of the Eterna® rechargeable spinal cord stimulation system for the treatment of chronic pain along with market growth compared to the prior year.

In Structural Heart, excluding the effect of foreign exchange, the 14.3 percent and 13.0 percent sales increases in 2023 and 2022, respectively, reflect continued growth of the MitraClip® product as well as various other products, including Amplatzer® Amulet® Left Atrial Appendage Occluder, Navitor®, and TriClip®.

In Vascular, the 9.3 percent increase in 2023 sales, excluding the impact of foreign exchange, reflects the acquisition of CSI on April 27, 2023, as well as double-digit growth in endovascular sales. In 2022, Vascular sales decreased 1.0 percent, excluding the impact of foreign exchange, as higher endovascular sales were offset by the negative effect of lower average selling prices globally on traditional drug eluting stents (DES) and other coronary products and a lower recovery of percutaneous coronary intervention (PCI) procedures which impacted the coronary business.

Abbott's operations in Russia and Ukraine represent approximately 2 percent of Abbott's total revenues and net assets, and to date the financial impact of Russia's invasion of Ukraine has not been material to Abbott's operations or financial condition. Future implications are difficult to predict, but at present Abbott does not anticipate that the Russia-Ukraine conflict will have a material impact on its operations or financial condition. A more detailed discussion of the risks associated with the Russia-Ukraine conflict is contained in Item 1A. Risk Factors.

The expiration of licenses and patent protection can affect the future revenues and operating income of Abbott. There are no significant patent or license expirations in the next three years that are expected to materially affect Abbott.

OPERATING EARNINGS

Gross profit margins were 50.3 percent of net sales in 2023, 51.5 percent of net sales in 2022, and 52.2 percent of net sales in 2021. The decrease in 2023 reflects the unfavorable effects of lower sales of COVID-19 tests, foreign exchange, and higher costs for various manufacturing inputs, partially offset by the nonrecurrence of the negative impact in 2022 of the voluntary product recall in the Nutritional business and the impact in 2023 of gross margin improvement initiatives. In 2022, the decrease reflected the impact of the voluntary infant product recall and Sturgis manufacturing stoppage, as well as the prioritization of infant formula sales related to the WIC Program in the Nutritional business. The decrease also reflected higher manufacturing and supply chain costs across Abbott's businesses, including inflation, commodities and distribution expenses.

Research and development (R&D) expenses were $2.7 billion in 2023, $2.9 billion in 2022, and $2.7 billion in 2021. The decrease in R&D expense in 2023 was primarily driven by lower restructuring charges, lower impairment charges related to in-process R&D assets acquired in previous business combinations, and other cost reductions. The increase in 2022 versus 2021 primarily reflected higher spending on various projects to advance products in development, as well as a charge related to the impairment of certain in-process R&D intangible assets, partially offset by the favorable impact of foreign exchange.

FINANCIAL REVIEW

Selling, general and administrative (SG&A) expenses were $10.9 billion in 2023, $11.2 billion in 2022 and $11.3 billion in 2021. The 2023 decrease reflects the favorable impact of foreign exchange and lower restructuring charges in 2023 as well as the non-recurrence of 2022 expenses related to the voluntary product recall in the Nutritional segment. SG&A expenses were virtually unchanged in 2022 compared to 2021 as higher selling and marketing spending to drive growth was offset by the favorable impact of foreign exchange.

RESTRUCTURINGS

In 2023, Abbott management approved plans to restructure various operations in order to reduce costs in its medical devices, diagnostic, and established pharmaceutical businesses. Abbott recorded employee related severance and other charges of approximately $144 million of which approximately $56 million was recorded in Cost of products sold, approximately $22 million was recorded in Research and development and approximately $66 million was recorded in Selling, general and administrative expenses. In addition, Abbott recognized fixed assets impairment and inventory related charges of approximately $31 million related to these restructuring plans.

In 2022, Abbott management approved plans to streamline operations in order to reduce costs and improve efficiencies in its medical devices, nutritional, diagnostic, and established pharmaceutical businesses. Abbott recorded employee related severance and other charges of approximately $234 million of which approximately $59 million was recorded in Cost of products sold, approximately $36 million was recorded in Research and development and approximately $139 million was recorded in Selling, general and administrative expenses. In addition, Abbott recognized inventory related charges of approximately $23 million and fixed assets impairment charges of approximately $4 million related to these restructuring plans.

In 2021, Abbott management approved a restructuring plan related to its Diagnostic Products segment to align its manufacturing network for COVID-19 diagnostic tests with changes in the second quarter of 2021 in projected testing demand driven by several factors, including significant reductions in cases in the U.S. and other major developed countries, the accelerated rollout of COVID-19 vaccines globally and the U.S. health authority's updated guidance on testing for fully vaccinated individuals. Charges under this plan were recorded in Cost of products sold and totaled $441 million in 2021.

In 2021, Abbott management approved plans to streamline operations in order to reduce costs and improve efficiencies in its diagnostic, established pharmaceutical, nutritional, and medical device businesses. Abbott recorded employee related severance and other charges of approximately $68 million of which approximately $16 million was recorded in Cost of products sold, approximately $4 million was recorded in Research and development and approximately $48 million was recorded in Selling, general and administrative expenses.

INTEREST EXPENSE AND INTEREST (INCOME)

Interest expense, net decreased from $375 million in 2022 to $252 million in 2023. The decrease was due to the favorable impact of higher interest rates on interest income, partially offset by the negative impact of interest rate hedge contracts related to certain fixed-rate debt. Interest expense, net decreased $115 million in 2022 due to the impact of higher interest rates and cash and short-term investment balances on interest income and the repayment of debt in the first quarter of 2022, partially offset by the impact of interest rate hedge contracts related to certain fixed-rate debt.

OTHER (INCOME) EXPENSE, NET

Other income, net increased from $277 million of income in 2021 and $321 million of income in 2022 to $479 million of income in 2023. Other income, net includes income of approximately $498 million, $406 million, and $270 million in 2023, 2022, and 2021, respectively, related to the non-service cost components of the net periodic benefit costs associated with the pension and post-retirement medical plans. Other income, net also includes equity investment impairments that totaled approximately $39 million in 2023 and $45 million in 2022; in 2023 income from a $42 million reduction in the fair value of contingent consideration related to previous business acquisitions; and a gain on the sale of an equity method investment in 2021.

TAXES ON EARNINGS

Taxes on earnings include approximately $22 million, $43 million and $145 million in excess tax benefits associated with share-based compensation in 2023, 2022 and 2021, respectively. As a result of the resolution of various tax positions related to prior years, taxes on earnings in 2023, 2022 and 2021 also include approximately $80 million and $20 million of net tax expense and $55 million of net tax benefits, respectively.

Exclusive of these discrete items, tax expense was favorably impacted by lower tax rates and tax exemptions on foreign income primarily derived from operations in Puerto Rico, Switzerland, Ireland, the Netherlands, Costa Rica, Singapore, Malta and Malaysia. Abbott benefits from a combination of favorable statutory tax rules, tax rulings, grants, and exemptions in these tax jurisdictions.

The 2017 U.S. Tax Cuts and Jobs Act (TCJA) includes a one-time transition tax that is based on Abbott's total post-1986 earnings and profits (E&P) that were previously deferred from U.S. income taxes. The tax computation also requires the determination of the amount of post-1986 E&P considered held in cash and other specified assets. As of December 31, 2023, the remaining balance of Abbott's transition tax obligation related to the TCJA is approximately $598 million, which will be paid over the next three years as allowed by the TCJA. Undistributed foreign earnings remain indefinitely reinvested in foreign operations. Determining the amount of unrecognized deferred tax liability related to any remaining undistributed foreign earnings not subject to the transition tax and additional outside basis difference in its foreign entities is not practicable.

In the U.S., Abbott's federal income tax returns through 2016 are settled. In September 2023, Abbott received a Statutory Notice of Deficiency (SNOD) from the U.S. Internal Revenue Service (IRS) for the 2019 Federal tax year in the amount of $417 million. The primary adjustments proposed in the SNOD relate to the reallocation of income between Abbott's U.S. entities and its foreign affiliates. Abbott believes that the income reallocation adjustments proposed in the SNOD are without merit, in part because certain adjustments contradict methods that were agreed to with the IRS in prior audit periods. The SNOD also contains other proposed adjustments that Abbott believes are erroneous and unsupported. Abbott filed a petition with the U.S. Tax Court contesting the SNOD in December of 2023.

Abbott's 2017 and 2018 Federal tax years are also currently under examination by the IRS with respect to income reallocation issues similar to those included in the 2019 Federal tax year. Abbott intends to vigorously defend its filing positions through ongoing discussions with the IRS, the IRS independent appeals process and/or through litigation as necessary.

Abbott reserves for uncertain tax positions related to unresolved matters with the IRS and other taxing authorities. Abbott continues to believe that its reserves for uncertain tax positions are appropriate.

There are numerous other income tax jurisdictions for which tax returns are not yet settled, none of which Abbott expects to be individually significant. Reserves for interest and penalties are not significant.

The Organization for Economic Cooperation & Development (OECD) has proposed a two-pillared plan for a revised international tax system. Pillar 1 proposes to reallocate taxing rights among the jurisdictions in which in-scope multinational corporations operate. Abbott is continuing to analyze the Pillar 1 proposal. Pillar 2 proposes to assess a 15% minimum tax on the earnings of in-scope multinational corporations on a country-by-country basis. Numerous countries have enacted legislation to adopt the Pillar 2 model rules with a subset of the rules becoming effective January 1, 2024, and the remaining rules becoming effective January 1, 2025, or in later periods. Abbott is also continuing to analyze the Pillar 2 model rules. Implementation of the OECD proposal may have a material impact on Abbott's Consolidated Financial Statements in the future.

See Note 15 to the consolidated financial statements for a full reconciliation of the effective tax rate to the U.S. federal statutory rate.

RESEARCH AND DEVELOPMENT PROGRAMS

Abbott currently has numerous pharmaceutical, medical devices, diagnostic and nutritional products in development.

RESEARCH AND DEVELOPMENT PROCESS

In the Established Pharmaceuticals segment, the development process focuses on the geographic expansion and continuous improvement of the segment's existing products to provide benefits to patients and customers. As Established Pharmaceuticals does not actively pursue primary research, development usually begins with work on existing products or after the acquisition of an advanced stage licensing opportunity.

Depending upon the product, the phases of development may include:

- Drug product development.
- Phase I bioequivalence studies to compare a future Established Pharmaceutical's brand with an already marketed compound with the same active pharmaceutical ingredient (API).
- Phase II studies to test the efficacy of benefits in a small group of patients.
- Phase III studies to broaden the testing to a wider population that reflects the actual medical use.
- Phase IV and other post-marketing studies to obtain new clinical use data on existing products within approved indications.

The specific requirements (e.g., scope of clinical trials) for obtaining regulatory approval vary across different countries and geographic regions. The process may range from one year for a bioequivalence study project to six or more years for complex formulations, new indications, or geographic expansion in specific countries, such as China.

In the Diagnostics segment, the phases of the research and development process include:

- Discovery which focuses on identification of a product that will address a specific therapeutic area, platform, or unmet clinical need.
- Concept/Feasibility during which the materials and manufacturing processes are evaluated, testing may include product characterization and analysis is performed to confirm clinical utility.
- Development during which extensive testing is performed to demonstrate that the product meets specified design requirements and that the design specifications conform to user needs and intended uses.

The regulatory requirements for diagnostic products vary across different countries and geographic regions. In the U.S., the FDA classifies diagnostic products into classes (I, II, or III) and the classification determines the regulatory process for approval. While the Diagnostics segment has products in all three classes, the vast majority of its products are categorized as Class I or Class II. Submission of a separate regulatory filing is not required for Class I products. Class II products typically require pre-market notification to the FDA through a regulatory filing known as a 510(k) submission. Most Class III products are subject to the FDA's Premarket Approval (PMA) requirements. Other Class III products, such as those used to screen blood, require the submission and approval of a Biological License Application (BLA).

In the European Union (EU), diagnostic products are also categorized into different categories and the regulatory process, which had been governed by the European In Vitro Diagnostic Medical Device Directive, depends upon the category, with certain product categories requiring review and approval by an independent company, known as a Notified Body, before the manufacturer can affix a CE mark to the product to declare conformity to the Directive. Other products only require a self-certification process. In 2017, the EU adopted the new In Vitro Diagnostic Regulation (IVDR) which replaced the existing directive in the EU for in vitro diagnostic products and imposed additional premarket and post-market regulatory requirements on manufacturers of such products. In December 2021, the IVDR was amended to extend the regulation's previous two-year transition period by a range of one to three years, with the transition period extending to May 2027 for certain classes of diagnostic devices. However, the amendment did not delay the date of application of the IVDR itself which took effect on May 26, 2022.

In the Medical Devices segment, the research and development process begins with research on a specific technology that is evaluated for feasibility and commercial viability. If the research program passes that hurdle, it moves forward into development. The development process includes evaluation, selection and qualification of a product design, completion of applicable clinical trials to test the product's safety and efficacy, and validation of the manufacturing process to demonstrate its repeatability and ability to consistently meet pre-determined specifications.

Similar to the diagnostic products discussed above, in the U.S., medical devices are classified as Class I, II, or III. Most of Abbott's medical device products are classified as Class II devices that follow the 510(k) regulatory process or Class III devices that are subject to the PMA process.

In the EU, medical devices are also categorized into different classes and the regulatory process, which had been governed by the European Medical Device Directive and the Active Implantable Medical Device Directive, varies by class. In the second quarter of 2017, the EU adopted the new Medical Devices Regulation (MDR) which replaced the existing directives in the EU for medical devices and imposes additional premarket and post-market regulatory requirements on manufacturers of such products. The MDR applies to manufacturers as of May 26, 2021 with extended transition periods lasting as long as December 31, 2028 depending on the risk classification of the device in the regulation. Each product must bear a CE mark to show compliance with the MDR.

Some products require submission of a design dossier to the appropriate regulatory authority for review and approval prior to CE marking of the device. For other products, the company is required to prepare a technical file which includes testing results and clinical evaluations but can self-certify its ability to apply the CE mark to the product. Outside the U.S. and the EU, the regulatory requirements vary across different countries and regions.

After approval and commercial launch of some medical devices, post-market trials may be conducted either due to a conditional requirement of the regulatory market approval or with the objective of proving product superiority.

In the Nutritional segment, the research and development process generally focuses on identifying and developing ingredients and products that address the nutritional needs of particular populations (e.g., infants and adults) or patients (e.g., people with diabetes). Depending upon the country and/or region, if claims regarding a product's efficacy will be made, clinical studies typically must be conducted.

In the U.S., the FDA requires that it be notified of proposed new formulations and formulation or packaging changes related to infant formula products. Prior to the launch of an infant formula or product packaging change, the company is required to obtain the FDA's confirmation that it has no objections to the proposed product or packaging. For other nutritional products, notification or pre-approval from the FDA is not required unless the product includes a new food additive. In some countries, regulatory approval may be required for certain nutritional products, including infant formula and medical nutritional products.

AREAS OF FOCUS

In 2024 and beyond, Abbott expects to focus on the following areas:

Established Pharmaceuticals — Abbott focuses on building country-specific portfolios made up of high-quality medicines that meet the needs of people in emerging markets. Over the next several years, Abbott plans to expand its product portfolio in key therapeutic areas and biosimilars with the aim of addressing the health needs of more people in emerging markets and being among the first to launch new off-patent and differentiated medicines. In addition, Abbott continues to expand existing brands into new markets, implement product enhancements that provide value to patients and acquire strategic products and technology through licensing activities. Abbott is also actively working on the further development of several key brands such as Creon™, Duphaston™, Femoston™ and Influvac™. Depending on the product, the activities focus on development of new data, markets, formulations, delivery systems, or indications.

Medical Devices — Abbott's research and development programs focus on:

- *Cardiac Rhythm Management* – Development of next-generation rhythm management technologies, including advanced communication capabilities and leadless pacing therapies.

- *Heart Failure* – Continued enhancements to Abbott's mechanical circulatory support and pulmonary artery pressure systems, including enhanced clinical performance and usability.

- *Electrophysiology* – Development of next-generation technologies in the areas of ablation, diagnostic, mapping, and visualization and recording.

- *Vascular* – Development of next-generation technologies for use in coronary and peripheral vascular procedures.

- *Structural Heart* – Development of transcatheter and surgical devices for the repair and replacement of heart valves, and occlusion therapies for congenital heart defects and stroke-risk reduction.

- *Neuromodulation* – Development of clinical evidence and next-generation technologies leveraging digital health to support improved patient clinical outcomes, physician engagement, and expanded indications in the treatment of chronic pain, movement disorders and other indications.

- *Diabetes Care* – Develop enhancements and additional indications for the FreeStyle Libre platform of continuous glucose monitoring products to help patients improve their ability to manage diabetes and for use beyond diabetes.

FINANCIAL REVIEW

Nutritionals — Abbott is focusing its research and development spend on platforms that span the pediatric and adult nutrition areas: gastrointestinal/immunity health, brain health, mobility and metabolism, and user experience platforms. Numerous new products that build on advances in these platforms are currently under development, including clinical outcome testing, and are expected to be launched over the coming years.

Core Laboratory Diagnostics — Abbott continues to commercialize its next-generation blood and plasma screening, immunoassay, clinical chemistry and hematology systems, along with assays, including a focus on unmet medical needs, in various areas including infectious disease, cardiac care, metabolics, oncology, and neurologic assays as well as informatics solutions to help optimize diagnostics laboratory performance and automation solutions to increase efficiency in laboratories.

Molecular Diagnostics — Several new molecular in vitro diagnostic (IVD) tests are in various stages of development and launch.

Rapid Diagnostics — Abbott's research and development programs focus on the development of diagnostic products for infectious disease, cardiometabolic disease and toxicology.

In addition, the Diagnostics segment is pursuing the FDA's customary regulatory process for various COVID-19 tests for which EUAs were obtained.

Given the diversity of Abbott's business, its intention to remain a broad-based health care company and the numerous sources for potential future growth, no individual project is expected to be material to cash flows or results of operations over the next five years. Factors considered included research and development expenses projected to be incurred for the project over the next year relative to Abbott's total research and development expenses, as well as qualitative factors, such as marketplace perceptions and impact of a new product on Abbott's overall market position. There were no delays in Abbott's 2023 research and development activities that are expected to have a material impact on operations.

While the aggregate cost to complete the numerous projects currently in development is expected to be material, the total cost to complete will depend upon Abbott's ability to successfully finish each project, the rate at which each project advances, and the ultimate timing for completion. Given the potential for significant delays and the risk of failure inherent in the development of medical device, diagnostic and pharmaceutical products and technologies, it is not possible to accurately estimate the total cost to complete all projects currently in development. Abbott plans to manage its portfolio of projects to achieve research and development spending that will be competitive in each of the businesses in which it participates, and such spending is targeted at approximately 7 percent of total Abbott sales in 2024. Abbott does not regularly accumulate or make management decisions based on the total expenses incurred for a particular development phase in a given period.

GOODWILL

At December 31, 2023, goodwill recorded as a result of business combinations totaled $23.7 billion. Goodwill is reviewed for impairment annually in the third quarter or when an event that could result in an impairment occurs, using a quantitative assessment to determine whether it is more likely than not that the fair value of any reporting unit is less than its carrying amount. The income and market approaches are used to calculate the fair value of each reporting unit. The results of the last impairment test indicated that the fair value of each reporting unit was substantially in excess of its carrying value.

FINANCIAL CONDITION

CASH FLOW

Net cash from operating activities amounted to $7.3 billion, $9.6 billion, and $10.5 billion in 2023, 2022, and 2021, respectively. The decrease in Net cash from operating activities in 2023 as compared to 2022 is primarily due to the decline in operating earnings and increased payments related to accounts payable and accrued liabilities, partially offset by lower expenditures for inventory and lower cash payments for income taxes due to lower earnings. The decrease in Net cash from operating activities in 2022 as compared to 2021 was primarily due to the unfavorable cash flow impact of an increased investment in working capital, partially offset by reduced expenditures related to restructuring actions and lower cash payments for income taxes.

A substantial portion of Abbott's cash and cash equivalents at December 31, 2023, is held by Abbott affiliates outside of the U.S. If these funds were needed for operations in the U.S., Abbott does not expect to incur significant additional income taxes in the future to repatriate these funds.

Abbott funded $349 million in 2023, $413 million in 2022, and $418 million in 2021 to defined benefit pension plans. Abbott expects pension funding of approximately $350 million in 2024 for its pension plans. Abbott expects annual cash flow from operating activities to continue to exceed Abbott's capital expenditures and cash dividends.

DEBT AND CAPITAL

At December 31, 2023, Abbott's long-term debt rating was AA- by S&P Global Ratings and Aa3 by Moody's Investors Service. Abbott expects to maintain an investment grade rating.

Abbott has readily available financial resources, including unused lines of credit that support commercial paper borrowing arrangements and provide Abbott with the ability to borrow up to $5 billion on an unsecured basis. The lines of credit as of December 31, 2023 were a part of a Five Year Credit Agreement that Abbott entered into on November 12, 2020. On January 29, 2024, Abbott terminated the 2020 Agreement and entered into a new Five Year Credit Agreement (Revolving Credit Agreement).

FINANCIAL REVIEW

There were no outstanding borrowings under the 2020 Agreement at the time of its termination. Any borrowings under the Revolving Credit Agreement will mature and be payable on January 29, 2029 and will bear interest, at Abbott's option, based on either a base rate or Secured Overnight Financing Rate (SOFR) rate, plus an applicable margin based on Abbott's credit ratings.

As of December 31, 2023, Abbott's total debt outstanding was $14.7 billion, of which approximately $1.1 billion will mature in 2024. Abbott expects to repay the $655 million of notes maturing in 2024 through the use of cash on hand and to refinance the $419 million term loan in 2024.

On November 30, 2023, Abbott repaid the $1.05 billion outstanding principal amount of its 3.40% Notes upon maturity. On September 27, 2023, Abbott repaid the €1.14 billion outstanding principal amount of its 0.875% Notes upon maturity. The euro debt repayment equated to approximately $1.2 billion. In September 2023, Abbott repaid approximately $197 million of debt assumed as part of a recent business acquisition. On March 15, 2022, Abbott repaid the $750 million outstanding principal amount of its 2.55% Notes upon maturity.

In 2021, Abbott repaid approximately $195 million on a short-term facility upon maturity. After the repayment, Abbott has no short-term debt.

In October 2019, the board of directors authorized the repurchase of up to $3 billion of Abbott's common shares from time to time. This authorization was in addition to the unused portion of a previous share repurchase program that was authorized in 2014. In 2021, Abbott repurchased 16.6 million of its common shares for $2.016 billion, which fully utilized the authorization remaining under the 2014 share repurchase program and a portion of the 2019 authorization. In December 2021, the board of directors authorized the repurchase of up to $5 billion of Abbott's common shares from time to time. This authorization was in addition to the $1.081 billion portion of the share repurchase program authorized in 2019 that was unused as of December 31, 2021. In 2022, Abbott repurchased 32.3 million of its common shares for $3.65 billion which fully utilized the authorization remaining under the 2019 share repurchase program and a portion of the 2021 authorization. In 2023, Abbott repurchased approximately 9.8 million of its common shares for $1.025 billion. As of December 31, 2023, $1.41 billion remains available for repurchase under the 2021 repurchase program.

Abbott declared dividends of $2.08 per share in 2023 compared to $1.92 per share in 2022, an increase of 8.3 percent. Dividends paid were $3.556 billion in 2023 compared to $3.309 billion in 2022. The year-over-year change in dividends paid reflects the impact of the increase in the dividend rate.

WORKING CAPITAL

Working capital was $8.8 billion at December 31, 2023 and $9.7 billion at December 31, 2022. The decrease was due largely to a decrease in cash and cash equivalents, partially offset by the repayment of debt due in 2023. The decrease in cash and cash equivalents from $9.9 billion at December 31, 2022 to $6.9 billion at December 31, 2023 primarily reflects the payment of dividends, the repayment of debt, capital expenditures, share repurchases, and the cost of business acquisitions, partially offset by the cash generated from operations.

Abbott monitors the credit worthiness of customers and establishes an allowance that reflects the current estimate of credit losses expected to be incurred over the life of the financial asset. Abbott considers various factors in establishing, monitoring, and adjusting its allowance for doubtful accounts, including the aging of the accounts and aging trends, the historical level of charge-offs, and specific exposures related to particular customers. Abbott also monitors other risk factors and forward-looking information, such as country risk, when determining credit limits for customers and establishing adequate allowances.

CAPITAL EXPENDITURES

Capital expenditures of $2.2 billion in 2023, $1.8 billion in 2022, and $1.9 billion in 2021 were principally for upgrading and expanding manufacturing and research and development facilities and equipment in various segments, investments in information technology, and laboratory instruments placed with customers.

CONTRACTUAL OBLIGATIONS

Abbott believes that its available cash and cash equivalents along with its ability to generate operating cash flow and continued access to debt markets are sufficient to fund existing and planned cash requirements. Abbott's material cash requirements include the following contractual obligations:

Debt — Principal payments required on long-term debt outstanding at December 31, 2023 are $1.1 billion in 2024, $1.5 billion in 2025, $3.0 billion in 2026, $656 million in 2027, $651 million in 2028 and $8.0 billion in 2029 and thereafter. Interest payments required on long-term debt outstanding at December 31, 2023 are projected to be $526 million in 2024, $508 million in 2025, $474 million in 2026, $391 million in 2027, $385 million in 2028 and $5.0 billion in 2029 and thereafter.

Operating leases — As of December 31, 2023, estimated contractual obligations for operating lease payments were $1.362 billion, with $278 million due within 12 months.

In addition, Abbott enters into purchase commitments in the normal course of business to meet operational and capital expenditure requirements. The majority of outstanding purchase commitments generally do not extend past one year.

FINANCIAL REVIEW

CONTINGENT OBLIGATIONS

Abbott periodically acquires a business or product rights in which Abbott agrees to pay contingent consideration based on attaining certain thresholds or based on the occurrence of certain events.

BUSINESS ACQUISITIONS

On September 22, 2023, Abbott completed the acquisition of Bigfoot, which will further Abbott's efforts to develop connected solutions for making diabetes management more personal and precise. The purchase price, the preliminary allocation of acquired assets and liabilities, and the revenue and net income contributed by Bigfoot since the date of acquisition are not material to Abbott's consolidated financial statements.

On April 27, 2023, Abbott completed the acquisition of CSI for $20 per common share, which equated to a purchase price of $851 million. The transaction was funded with cash on hand and accounted for as a business combination. CSI's atherectomy system, which is used in treating peripheral and coronary artery disease, adds complementary technologies to Abbott's portfolio of vascular device offerings.

The preliminary allocation of the purchase price of the CSI acquisition resulted in the recording of two non-deductible developed technology intangible assets of $305 million; non-deductible in-process research and development of $15 million, which will be accounted for as an indefinite-lived intangible asset until regulatory approval or discontinuation; non-deductible goodwill of $371 million; net deferred tax assets of approximately $46 million and other net assets of approximately $114 million. The goodwill is identifiable to the Medical Devices reportable segment and is attributable to expected synergies from combining operations, as well as intangible assets that do not qualify for separate recognition. Allocation of the purchase price of the acquisition will be finalized when the valuation of assets and liabilities is completed. Revenues and earnings of CSI included in Abbott's consolidated financial statements since the acquisition date are not material to Abbott's consolidated revenue and earnings. If the acquisition of CSI had taken place as of the beginning of 2022, consolidated net sales and earnings would not have been significantly different from reported amounts.

In September 2021, Abbott acquired Walk Vascular, LLC (Walk Vascular), a commercial-stage medical device company with a minimally invasive thrombectomy system designed to remove peripheral blood clots. Walk Vascular's peripheral thrombectomy system has been incorporated into Abbott's existing endovascular portfolio. The purchase price, the allocation of acquired assets and liabilities, and the revenue and net income contributed by Walk Vascular since the date of acquisition are not material to Abbott's consolidated financial statements.

LEGISLATIVE ISSUES

Abbott's primary markets are highly competitive and subject to substantial government regulations throughout the world. Abbott expects debate to continue over the availability, method of delivery, and payment for health care products and services. It is not possible to predict the extent to which Abbott or the health care industry in general might be adversely affected by these factors in the future. A more complete discussion of these factors is contained in Item 1, Business, and Item 1A, Risk Factors.

RECENTLY ISSUED ACCOUNTING STANDARDS

RECENTLY ADOPTED ACCOUNTING STANDARDS

In September 2022, the FASB issued Accounting Standards Update 2022-04, Disclosure of Supplier Finance Program Obligations, which requires an entity to report information about its supplier finance program. Abbott adopted the standard on January 1, 2023. The new standard did not have an impact on Abbott's consolidated financial statements.

In December 2019, the FASB issued ASU 2019-12, *Income Taxes (Topic 740): Simplifying the Accounting for Income Taxes*, which among other things, eliminates certain exceptions in the current rules regarding the approach for intraperiod tax allocations and the methodology for calculating income taxes in an interim period, and clarifies the accounting for transactions that result in a step-up in the tax basis of goodwill. Abbott adopted the standard on January 1, 2021. The new standard did not have an impact on its consolidated financial statements.

RECENT ACCOUNTING STANDARDS NOT YET ADOPTED

In November 2023, the FASB issued ASU 2023-07, *Segment Reporting (Topic 280): Improvements to Reportable Segment Disclosures*, which expands the breadth and frequency of required segment disclosures. The guidance is required to be applied retrospectively to all periods presented in the financial statements. The standard becomes effective for Abbott for full year 2024 reporting and for interim periods beginning in the first quarter of 2025. Abbott is currently evaluating the impact of this new standard on its consolidated financial statements.

In December 2023, the FASB issued ASU 2023-09, *Income Taxes (Topic 740): Improvements to Income Tax Disclosures*, which requires an entity to disclose annually additional information related to the company's income tax rate reconciliation and income taxes paid during the period. The guidance should be applied prospectively with the option to apply the standard retrospectively. The standard becomes effective for Abbott for full year 2025 reporting. Abbott is currently evaluating the impact of this new standard on its consolidated financial statements.

PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995 — A CAUTION CONCERNING FORWARD-LOOKING STATEMENTS

Under the safe harbor provisions of the Private Securities Litigation Reform Act of 1995, Abbott cautions investors that any forward-looking statements or projections made by Abbott, including those made in this document, are subject to risks and uncertainties that may cause actual results to differ materially from those projected. Economic, competitive, governmental, technological and other factors that may affect Abbott's operations are discussed in Item 1A, Risk Factors.

FINANCIAL REVIEW

PERFORMANCE GRAPH



This graph compares the change in Abbott's cumulative total shareholder return on its common shares with the Standard & Poor's 500 Index and the Standard & Poor's 500 Health Care Index.

— Abbott Laboratories
- - S&P 500 Index
• • • S&P 500 Health Care

Assuming $100 invested on December 31, 2018 with dividends reinvested.

SUMMARY OF SELECTED FINANCIAL DATA

(Dollars in millions except per share data)

Year Ended December 31		2023	2022	2021	2020	2019
Summary of Operations:						
Net Sales	$	40,109	43,653	43,075	34,608	31,904
Cost of products sold	$	19,941	21,155	20,584	17,135	15,167
Research & development	$	2,741	2,888	2,742	2,420	2,440
Selling, general, and administrative	$	10,949	11,248	11,324	9,696	9,765
Operating earnings	$	6,478	8,362	8,425	5,357	4,532
Interest expense	$	637	558	533	546	670
Interest income	$	(385)	(183)	(43)	(46)	(94)
Other (income) expense, net (a)	$	(438)	(319)	(276)	(111)	(121)
Earnings before taxes	$	6,664	8,306	8,211	4,968	4,077
Taxes on earnings from continuing operations	$	941	1,373	1,140	497	390
Earnings from continuing operations	$	5,723	6,933	7,071	4,471	3,687
Net earnings	$	5,723	6,933	7,071	4,495	3,687
Basic earnings per common share from continuing operations	$	3.28	3.94	3.97	2.51	2.07
Basic earnings per common share	$	3.28	3.94	3.97	2.52	2.07
Diluted earnings per common share from continuing operations	$	3.26	3.91	3.94	2.49	2.06
Diluted earnings per common share	$	3.26	3.91	3.94	2.50	2.06
Financial Positions:						
Working capital	$	8,829	9,735	11,134	8,534	4,804
Long-term investment securities	$	799	766	816	821	883
Net property & equipment	$	10,154	9,162	8,959	9,029	8,038
Total assets	$	73,214	74,438	75,196	72,548	67,887
Long-term debt, including current portion	$	14,679	16,773	18,050	18,534	17,938
Shareholders' investment	$	38,827	36,905	36,024	33,003	31,301
Book value per share	$	22.39	21.24	20.42	18.63	17.76
Other Statistics:						
Gross profit margin	%	50.3	51.5	52.2	50.5	52.5
Research and development to net sales	%	6.8	6.6	6.4	7.0	7.6
Net cash from operating activities	$	7,261	9,581	10,533	7,901	6,136
Capital expenditures	$	2,202	1,777	1,885	2,177	1,638
Cash dividends declared per common share	$	2.08	1.92	1.82	1.53	1.32
Common shares outstanding (in thousands)		1,734,076	1,737,795	1,764,082	1,771,230	1,762,503
Number of common shareholders		32,449	34,019	35,926	37,450	38,990
Market price per share – high	$	115.83	139.83	142.60	115.14	89.24
Market price per share – low	$	89.67	93.25	105.36	61.61	65.50
Market price per share – close	$	110.07	109.79	140.74	109.49	86.80

a) These amounts include debt extinguishment costs and net foreign exchange (gain) loss.

DIRECTORS AND CORPORATE OFFICERS

DIRECTORS

Robert J. Alpern, M.D.
Ensign Professor of Medicine and Physiology and Professor of Internal Medicine and Cellular and Molecular Physiology, and Former Dean of Yale School of Medicine

Claire Babineaux-Fontenot
Chief Executive Officer, Feeding America

Sally E. Blount, Ph.D.
President and Chief Executive Officer, Catholic Charities of the Archdiocese of Chicago and Michael L. Nemmers Professor of Strategy and Former Dean of the J.L. Kellogg Graduate School of Management at Northwestern University

Robert B. Ford
Chairman of the Board and Chief Executive Officer, Abbott Laboratories

Paola Gonzalez
Vice President, Global FP&A, The Clorox Company

Michelle A. Kumbier
President, Turf & Consumer Products, Briggs & Stratton, LLC

Darren W. McDew
Retired General, United States Air Force, and Former Commander of U.S. Transportation Command

Nancy McKinstry
Chief Executive Officer and Chairman of the Executive Board, Wolters Kluwer N.V.

Michael G. O'Grady
Chairman and Chief Executive Officer, Northern Trust Corporation

Michael F. Roman
Chairman of the Board, President and Chief Executive Officer, 3M Company

Daniel J. Starks
Retired Chairman, President and Chief Executive Officer, St. Jude Medical, Inc.

John G. Stratton
Executive Chairman, Frontier Communications Parent, Inc.

SENIOR MANAGEMENT

Robert B. Ford*
Chairman of the Board and Chief Executive Officer

Hubert L. Allen*
Executive Vice President, General Counsel and Secretary

Lisa D. Earnhardt*
Executive Vice President and Group President, Medical Devices

Robert E. Funck, Jr.*
Executive Vice President, Finance

Joseph Manning
Executive Vice President, Nutritional Products

Mary K. Moreland*
Executive Vice President, Human Resources

Louis H. Morrone*
Executive Vice President, Core Diagnostics

Daniel Salvadori*
Executive Vice President and Group President, Established Pharmaceuticals and Nutritional Products

Andrea Wainer*
Executive Vice President, Rapid and Molecular Diagnostics

Jared L. Watkin*
Executive Vice President, Diabetes Care

Philip B. Boudreau*
Senior Vice President, Finance and Chief Financial Officer

Christopher J. Calamari
Senior Vice President, U.S. Nutrition

Sabina A. Ewing
Senior Vice President, Business and Technology Services and Chief Information Officer

J. Scott House
Senior Vice President, Quality Assurance, Regulatory and Engineering Services

Sammy Karam
Senior Vice President, Established Pharmaceuticals, Emerging Markets

Scott M. Leinenweber
Senior Vice President, Licensing, Acquisitions and Ventures

Sandra Lesenfants
Senior Vice President, Structural Heart

Fernando Mateus
Senior Vice President, International Nutrition

Christopher J. Scoggins
Senior Vice President, Commercial Operations and Marketing, Diabetes Care

Julie L. Tyler
Senior Vice President, Abbott Vascular

Alejandro D. Wellisch
Senior Vice President, Established Pharmaceuticals, Latin America

Randel W. Woodgrift
Senior Vice President, Cardiac Rhythm Management

Uri Yaron
Senior Vice President, Electrophysiology

CORPORATE VICE PRESIDENTS

Venu Ambati
Vice President, Established Pharmaceuticals, India

Elizabeth M. Balthrop
Vice President, Transfusion Medicine

Erica L. Battaglia
Vice President, Chief Ethics and Compliance Officer

Keith Boettiger
Vice President, Heart Failure

Badia Boudaiffa
Vice President, North America Commercial Operations, Diabetes Care

Melissa D. Brotz
Vice President, Public Affairs and Corporate Marketing

Fanny Chen
Vice President, Core Diagnostics, China

Keith Cienkus
Vice President, Molecular Diagnostics

Michael A. Comilla
Vice President, Investor Relations

Elizabeth C. Cushman
Vice President, Specialty Legal

Alison E. Davies
Vice President, Treasurer

Thomas C. Evers
Vice President, Government Affairs

John S. Frels
Vice President, Research and Development, Immunoassay/Clinical Chemistry

Damian P. Halloran
Vice President, Infectious Disease, Rapid Diagnostics

Gene Huang, Ph.D.
Vice President, Chief Economist

Gary C. Johnson
Vice President, Clinical, Regulatory and Health Economics Outcomes Research, Cardiovascular and Neuromodulation

Robert R. Kunkler
Vice President, Toxicology, Cardiometabolic and Consumer Products and Services

Brian Lehman
Vice President, Commercial Operations, Electrophysiology

Pedro Malha
Vice President, Neuromodulation

John A. McCoy Jr.*
Vice President, Finance and Controller

Jana Mihaylova
Vice President, Nutrition, Asia Pacific

John M. Murphy
Vice President, Nutrition Supply Chain

Joseph L. Novak
Vice President, Taxes

Michaela Pardubicka-Jenkins
Vice President, Pediatric Nutrition

Ansgar Resch
Vice President, International Commercial Operations, Diabetes Care

Ric A. Schneider
Vice President, Chief Procurement Officer

Eric Shroff
Vice President, Abbott Point of Care

Thomas R. Stanis
Vice President, Core Laboratory Diagnostics, International Commercial Operations

Frank Weitekamper
Vice President, Abbott Transition Organization

James R. Wenner
Vice President, Internal Audit

Monica J. Wilkins
Vice President, Regulatory and Quality

*Denotes executive officer

SHAREHOLDER AND CORPORATE INFORMATION

SHARES LISTING

The ticker symbol for Abbott's common shares is ABT. The principal market for Abbott's common shares is the New York Stock Exchange. Shares are also listed on the Chicago Stock Exchange and traded on various regional and electronic exchanges. Outside the United States, Abbott's shares are listed on the Swiss Stock Exchange.

QUARTERLY DIVIDEND DATES

Dividends are expected to be declared, recorded, and paid on the following schedule in 2024, pending approval by the Board of Directors:

Quarter	Declared	Recorded	Paid
First	2/16	4/15	5/15
Second	6/14	7/15	8/15
Third	9/19	10/15	11/15
Fourth	12/13	1/15/25	2/14/25

TAX INFORMATION FOR SHAREHOLDERS

Abbott is an Illinois High Impact Business (HIB) through June 2043 and is located in a U.S. federal Foreign Trade Sub-Zone (Sub-Zone 22F). Dividends may be eligible for a subtraction from base income for Illinois income-tax purposes. If you have any questions, please contact your tax advisor.

DIVIDEND REINVESTMENT PLAN

The Abbott Dividend Reinvestment Plan offers registered shareholders an opportunity to purchase additional shares, commission-free, through automatic dividend reinvestment and/or optional cash investments. Interested persons may contact the transfer agent, or call Abbott's Investor Newsline, as listed in the right-hand column.

DIVIDEND DIRECT DEPOSIT

Shareholders may have quarterly dividends deposited directly into a checking or savings account at any financial institution that participates in the Automated Clearing House system. For more information, please contact the transfer agent, listed at right.

DIRECT REGISTRATION SYSTEM

In August 2008, Abbott implemented a Direct Registration System (DRS) for all registered shareholder transactions. Shareholders will be sent a statement in lieu of a physical stock certificate for Abbott Laboratories common shares. Please contact the transfer agent with any questions.

ANNUAL MEETING

The Annual Meeting of Shareholders will be held virtually at 9 a.m. Central Time on Friday, April 26, 2024. Questions regarding the Annual Meeting may be directed to the Corporate Secretary. A copy of Abbott's 2023 Form 10-K Annual Report, as filed with the U.S. Securities and Exchange Commission, is available on Abbott's Web site at www.abbott.com or by calling the Investor Newsline (above, right).

CEO AND CFO CERTIFICATIONS

In 2023, Abbott's chief executive officer (CEO) provided to the New York Stock Exchange the annual CEO certification regarding Abbott's compliance with the New York Stock Exchange's corporate-governance listing standards. In addition, Abbott's CEO and chief financial officer (CFO) filed with the U.S. Securities and Exchange Commission all required certifications regarding the quality of Abbott's public disclosures in its fiscal 2023 reports.

INVESTOR NEWSLINE

224-667-7300

INVESTOR RELATIONS

Dept. 362, AP6D2
Abbott
100 Abbott Park Road
Abbott Park, IL 60064-6400 U.S.
224-667-6100

SHAREHOLDER SERVICES, TRANSFER AGENT AND REGISTRAR

Computershare
P.O. Box 43078
Providence, RI 02940-3078
888-332-2268 (U.S. or Canada)
781-575-3910 (outside U.S. or Canada)
www.computershare.com

CORPORATE SECRETARY

Dept. 364, AP6D2
Abbott
100 Abbott Park Road
Abbott Park, IL 60064-6400 U.S.
224-667-6100

WEBSITE

www.abbott.com

ABBOTT ONLINE ANNUAL REPORT

www.abbott.com/annualreport

GLOBAL SUSTAINABILITY REPORT

www.abbott.com/sustainability

SHAREHOLDER INFORMATION

Shareholders with questions about their accounts may contact the transfer agent, listed above.

Individuals who would like to receive additional information, or have questions regarding Abbott's business activities, may call the Investor Newsline at the number listed above, write Abbott Investor Relations at the address above, or visit Abbott's website, www.abbott.com.

NOTES

1) Data on file, Abbott Diabetes Care. Data based on the number of users worldwide for the *FreeStyle Libre* system compared to the number of users for other leading personal use, sensor-based glucose monitoring systems.

2) Based on a comparison of list prices of *FreeStyle Libre 14 day*, *FreeStyle Libre 2* and *FreeStyle Libre 3* systems versus competitors' CGM systems. The actual cost to patients may or may not be lower than other CGM systems, depending on the amount covered by insurance, if any. Abbott provides this information as a courtesy. It is subject to change and interpretation. The customer is ultimately responsible for determining the appropriate codes, coverage, and payment policies for individual patients. Abbott does not guarantee third-party coverage or payment for our products or reimburse customers for claims that are denied by third-party payers.

3) Data on file, Abbott Diabetes Care.

4) Among patient-applied sensors. Data on file, Abbott Diabetes Care.

5) Canadian real-world analysis of flash glucose monitoring and glycemic control; Lori Berard, Laura Brandner.

Improving HbA1c control in people with Type 1 or Type 2 diabetes using flash glucose monitoring: a retrospective observational analysis in two German centers; Gerhard Klausmann, Ludger Rose, Alexander Seibold.

Gerci B, Roussel R, Riveline JP, et al. Important decrease in hospitalizations for acute diabetes events following *FreeStyle Libre* system initiation in people with type 2 diabetes on basal insulin therapy in France. Presented at EADV, 20-22 September 2022, Stockholm, Sweden.

6) The *FreeStyle LibreLink* app is only compatible with certain mobile devices and operating systems. Please check our website for more information about device compatibility before using the app. Use of the *FreeStyle LibreLink* app requires registration with *LibreView*.

7) The *LibreView* data management software is intended for use by both patients and healthcare professionals to assist people with diabetes and their healthcare professionals in the review, analysis and evaluation of historical glucose meter data to support effective diabetes management. The *LibreView* software is not intended to provide treatment decisions or to be used as a substitute for professional healthcare advice.

Abbott trademarks and products in-licensed by Abbott are shown in italics in the text of this report.

© 2024 Abbott Laboratories

Some statements in this annual report may be forward-looking statements for purposes of the Private Securities Litigation Reform Act of 1995. Abbott cautions that these forward-looking statements are subject to risks and uncertainties, that may cause actual results to differ materially from those indicated in the forward-looking statements.

Economic, competitive, governmental, technological and other factors that may affect Abbott's operations are discussed in Item 1A, "Risk Factors," in our Securities and Exchange Commission 2023 Form 10-K and are incorporated by reference. We undertake no obligation to release publicly any revisions to forward-looking statements as the result of subsequent events or developments, except as required by law.

The Abbott 2023 Annual Report cover and text is printed on recycled paper that contains a minimum of 10% post-consumer fiber and the financial pages on 30% post-consumer fiber.







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